    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 13, 1994


                                                       REGISTRATION NO. 33-51619

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1


                                       TO



                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                              GENEVA STEEL COMPANY
             (Exact name of registrant as specified in its charter)

                     UTAH                                       93-0942346
       (State or other jurisdiction of                       (I.R.S. employer
        incorporation or organization)                    identification number)

                            ------------------------

                                                           KEN C. JOHNSEN, ESQ.
                                              VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                                                           GENEVA STEEL COMPANY
             10 SOUTH GENEVA ROAD                          10 SOUTH GENEVA ROAD
             VINEYARD, UTAH 84058                          VINEYARD, UTAH 84058
                (801) 227-9000                                (801) 227-9000
        (Address, including zip code,              (Name, address, including zip code,
  and telephone number, including area code,    and telephone number, including area code,
 of registrant's principal executive offices)             of agent for service)

                            ------------------------

                                   Copies to:

            RICHARD G. BROWN, ESQ.
          DAVID G. ANGERBAUER, ESQ.                        JAMES J. CLARK, ESQ.
     KIMBALL, PARR, WADDOUPS, BROWN & GEE                CAHILL GORDON & REINDEL
      185 SOUTH STATE STREET, SUITE 1300                    EIGHTY PINE STREET
          SALT LAKE CITY, UTAH 84111                     NEW YORK, NEW YORK 10005
                (801) 532-7840                                (212) 701-3000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following / /


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

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- --------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION

                 PRELIMINARY PROSPECTUS DATED JANUARY 13, 1994


                                  $125,000,000
                                     [LOGO]

                              % SENIOR NOTES DUE 2004
                             ----------------------

     Geneva Steel Company (the "Company") is offering $125,000,000 aggregate
principal amount of      % Senior Notes Due 2004 (the "Senior Notes"). Interest
on the Senior Notes is payable semi-annually on                and
               of each year, commencing             , 1994, at the rate of
     % per annum. The Senior Notes will mature on             , 2004 and are
redeemable, in whole or in part, at the option of the Company, on or after
            , 1999, at the redemption prices set forth herein plus accrued
interest. At any time prior to             , 1997, the Company may redeem up to
30% of the original principal amount of the Senior Notes with the net proceeds
of a Public Equity Offering (as defined herein) at a redemption price of      %
of the principal amount thereof plus accrued interest.

     In the event of a Change of Control (as defined herein), the Company is obligated to make an offer to purchase all outstanding Senior Notes at a price of 101% of the principal amount thereof plus accrued interest. In addition, the Company is obligated to make offers to purchase Senior Notes at a redemption price of 100% of the principal amount plus accrued interest with a portion of the net cash proceeds of certain sales or other dispositions of assets.

     The Senior Notes will be senior unsecured obligations of the Company and will rank pari passu in right of payment with all senior debt of the Company, which will be approximately $260,000,000 upon consummation of this offering. The Senior Notes will be effectively subordinated to amounts outstanding under the Company's secured Revolving Credit Facility (as defined herein) with respect to the assets securing such facility.

     SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN RISKS ASSOCIATED WITH AN INVESTMENT IN THE SENIOR NOTES.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR
       HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
          SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
              ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                 TO THE CONTRARY IS A CRIMINAL OFFENSE.

- ------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------
                                    PRICE TO             UNDERWRITING           PROCEEDS TO
                                    PUBLIC(1)             DISCOUNT(2)           COMPANY(3)
- ------------------------------------------------------------------------------------------------
Per Senior Note..............            %                     %                     %
- ------------------------------------------------------------------------------------------------
Total........................            $                     $                     $
- ------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from the date of original issuance.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."


(3) Before deducting expenses payable by the Company estimated at approximately $575,000.


                             ----------------------

     The Senior Notes are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to certain other conditions. It is expected that delivery of the Senior Notes will be made in New
York, New York on or about             , 1994.

                             ----------------------

CITICORP SECURITIES, INC.                                   SALOMON BROTHERS INC
                             ----------------------

               The date of this Prospectus is             , 1994

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), a Registration Statement on Form S-3 (the "Registration Statement") with respect to the Senior Notes offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits thereto. For further information pertaining to the Company and the Senior Notes, reference is hereby made to the Registration Statement, including the exhibits thereto, which may be obtained from the Public Reference Section of the Commission at the address set forth below. Statements contained in this Prospectus regarding the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or document incorporated or deemed to be incorporated by reference in, or filed as an exhibit to, the Registration Statement, each such statement being qualified in all respects by such reference.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials may be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, such materials may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and the Pacific Stock Exchange, 301 Pine Street, San Francisco, California 94104.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to the Exchange Act (File No. 1-10459) are incorporated herein by reference:


          (a) Annual Report on Form 10-K for the fiscal year ended September 30, 1993.



          (b) Current Report on Form 8-K dated December 2, 1993.


     All reports and other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Senior Notes shall be deemed to be incorporated by reference herein. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the information incorporated by reference in this Prospectus, other than exhibits to such information (unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests for such copies should be directed to Ken C. Johnsen, Vice President, Secretary and General Counsel, Geneva Steel Company, 10 South Geneva Road, Vineyard, Utah 84058, telephone (801) 227-9000.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SENIOR NOTES AND THE COMPANY'S EXISTING 11 1/8% SENIOR NOTES DUE 2001 AT LEVELS ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements (including the notes thereto) appearing elsewhere in this Prospectus.

                                  THE COMPANY

     Geneva Steel Company ("Geneva" or the "Company") owns and operates the only integrated steel mill operating west of the Mississippi River. Located 45 miles south of Salt Lake City, Utah, the Company's mill manufactures hot-rolled sheet, plate and pipe products for sale primarily in the western and central United States. Based on industry information and the Company's own estimates, Geneva believes that it sold approximately 36% and 33% of the hot-rolled sheet and plate, respectively, purchased in the eleven western states during the nine months ended September 30, 1993.

     The Company believes that its operating margins were among the most favorable of all publicly-held domestic integrated steel producers during its 1991, 1992 and 1993 fiscal years. The Company attributes its relatively high operating margins primarily to (i) its favorable labor costs and motivated workforce, (ii) its transportation cost advantages in the western United States markets over competitors in the central and eastern United States, and (iii) its favorable costs of certain production inputs, particularly energy. The Company believes that completion of its modernization program will enhance its operating margins and strengthen its position as a low-cost producer of steel products.

     Geneva's strategy is to preserve and strengthen the competitive position of its products in western United States markets and to increase penetration of markets in the central region of the country, while focusing on product mix optimization. Geneva's sheet and plate customers include service centers and distributors, steel processors and various end-users, including manufacturers of welded tubing, highway guardrail, storage tanks, railcars, ships, and agricultural and industrial equipment. The Company believes that sales of its products, either directly or through service centers and distributors, to automotive or appliance manufacturers have been immaterial.


     The Company has undertaken a major modernization program intended to strengthen its competitive position by reducing operating costs, broadening the Company's product line, improving product quality and significantly increasing throughput capacity of finished flat-rolled steel products. Management believes that completion of the modernization program will enable the Company to produce the widest continuously cast steel slabs in the world and position the Company for additional market penetration, particularly with respect to plate products. The Company believes that substantial operating cost savings were being realized at December 31, 1993 as a result of completed modernization projects. The Company expects that additional significant operating cost savings will be realized as the remaining projects included in the modernization program are completed. See "The Modernization Program."



     To date, many of the projects included in the modernization program have been completed. The most significant modernization project, in terms of total costs and potential operating cost savings, is a continuous casting facility and related improvements. The Company expects that construction of the continuous caster and related improvements will be completed in March 1994 followed by a start-up period of approximately six months. Other modernization projects are scheduled for completion at various intervals through fiscal year 1995. These projects consist of (i) a wide plate coiler and related plate processing facilities, and (ii) rolling mill finishing stand improvements. The Company currently plans to make capital expenditures aggregating approximately $118 million during fiscal years 1994 and 1995 (including approximately $33 million spent during the first quarter of fiscal year 1994) in order to complete the modernization program. In addition, management intends to spend approximately $60 million for continuing capital maintenance and other projects during these years.



     The Company acquired the steel mill and related facilities from USX Corporation ("USX") in August 1987. USX operated the steel mill from 1944 until 1986, when it placed the mill on hot idle status. From the date of the acquisition through December 31, 1993, Geneva made approximately $408 million in capital improvements and capital maintenance expenditures, including approximately $269 million for capital improvements pursuant to the Company's modernization program. Unless otherwise noted, all amounts regarding capital expenditures contained in this Prospectus include capitalized interest.

     The Company was incorporated under Utah law in February 1987. The principal executive offices of the Company are located at 10 South Geneva Road, Vineyard, Utah 84058, and its telephone number is (801) 227-9000.

                                THE REFINANCING

     The net proceeds of this offering will be used primarily to repay an aggregate of $90 million principal amount of privately-placed senior and subordinated term debt bearing a weighted average interest rate of 11.24% (the "Private Debt"), plus contractual prepayment premiums currently estimated at approximately $15 million and accrued interest of approximately $5 million (the "Refinancing"). The balance of the net proceeds will be used for capital expenditures and general corporate purposes. See "Use of Proceeds" and "Capitalization."

     The Senior Notes will replace the Private Debt with indebtedness having a lower interest rate and a longer maturity. The Refinancing will also increase the Company's liquidity and financial flexibility by providing full access to the Company's existing $50 million revolving credit facility (the "Revolving Credit Facility") and by eliminating near-term principal sinking fund requirements contained in the Private Debt. The Private Debt includes restrictions that currently limit borrowings under the Revolving Credit Facility to a total of $20 million. With this improved access and the resulting financial flexibility, Geneva intends to pursue the rolling mill finishing stand improvements, the final remaining project included in the modernization program. See "The Modernization Program."

                                  THE OFFERING


Notes Offered......................  $125 million aggregate principal amount of   % Senior
                                     Notes Due 2004 (the "Senior Notes").
Interest Payments..................  Interest will accrue from the date of issuance and will
                                     be payable semi-annually on each                and
                                                    , commencing                , 1994.
Optional Redemption................  The Senior Notes are redeemable, in whole or in part, at
                                     the option of the Company, on or after                ,
                                     1999, at the redemption prices set forth herein plus
                                     accrued interest. At any time and from time to time
                                     prior to                , 1997, the Company may redeem
                                     in the aggregate up to 30% of the original principal
                                     amount of the Senior Notes with the net proceeds of a
                                     Public Equity Offering (as defined herein) at a
                                     redemption price of   % of the principal amount thereof
                                     plus accrued interest.
Change of Control Offer............  In the event of a Change of Control (as defined herein), the Company is obligated to make an offer to purchase
                                     all outstanding Senior Notes at a redemption price of
                                     101% of the principal amount thereof plus accrued
                                     interest.
Asset Sale Proceeds................  The Company is obligated to make offers to purchase
                                     Senior Notes at a redemption price of 100% of the
                                     principal amount plus accrued interest with a portion of
                                     the net cash proceeds of certain sales or other
                                     dispositions of assets.

Ranking............................  The Senior Notes will be senior obligations of the
                                     Company ranking senior in right of payment to any
                                     subordinated indebtedness of the Company, and pari passu
                                     with the existing and future senior unsecured
                                     indebtedness of the Company. The Senior Notes will be
                                     effectively subordinated to the amounts outstanding
                                     under the Company's secured Revolving Credit Facility
                                     with respect to the assets securing such facility.
Certain Covenants..................  The Indenture relating to the Senior Notes will contain certain covenants that, among other things, limit the
                                     type and amount of additional indebtedness that may be
                                     incurred by the Company or certain of its subsidiaries
                                     and impose limitations on investments, loans, advances,
                                     sales or transfers of assets, the making of dividends
                                     and other payments, the creation of liens,
                                     sale-leaseback transactions, certain transactions with
                                     affiliates and certain mergers.

                                  RISK FACTORS

     For a discussion of certain risks associated with an investment in the Senior Notes, see "Risk Factors."

                         SUMMARY FINANCIAL INFORMATION
        (DOLLARS IN MILLIONS, EXCEPT PER TON AMOUNTS; TONS IN THOUSANDS)


                                                                                             THREE MONTHS
                                             FISCAL YEAR ENDED SEPTEMBER 30,              ENDED DECEMBER 31,
                                      ----------------------------------------------      -------------------
                                       1989      1990      1991      1992      1993        1992         1993
                                      ------    ------    ------    ------    ------      ------       ------
                                                                                          (UNAUDITED)
INCOME STATEMENT DATA:
Net sales...........................  $525.0    $507.3    $446.0    $420.0    $465.2      $101.1       $127.1
Cost of sales.......................   402.9     409.7     393.2     406.3     443.5        99.4        115.6
                                      ------    ------    ------    ------    ------      ------       ------
Gross margin........................   122.1      97.6      52.8      13.7      21.7         1.7         11.5
Selling, general and administrative
  expenses..........................    27.7      28.9      21.9      22.3      20.6         4.6          5.7
                                      ------    ------    ------    ------    ------      ------       ------
Income (loss) from operations.......    94.4      68.7      30.9      (8.6)      1.1        (2.9)         5.8
                                      ------    ------    ------    ------    ------      ------       ------
Other income (expense):
  Interest and other income.........     4.4       4.2       3.5       0.8       1.9         0.1          0.4
  Interest expense(a)...............    (6.9)    (10.2)     (6.2)    (13.7)    (17.1)       (3.6)        (3.5)
                                      ------    ------    ------    ------    ------      ------       ------
    Total other income (expense)....    (2.5)     (6.0)     (2.7)    (12.9)    (15.2)       (3.5)        (3.1)
                                      ------    ------    ------    ------    ------      ------       ------
Income (loss) before provision
  (benefit) for income taxes........    91.9      62.7      28.2     (21.5)    (14.1)       (6.4)         2.7
Provision (benefit) for income
  taxes.............................    36.5      24.5      10.7      (8.4)     (5.5)       (2.5)         1.0
                                      ------    ------    ------    ------    ------      ------       ------
Net income (loss)...................  $ 55.4    $ 38.2    $ 17.5    $(13.1)   $ (8.6)(b)  $ (3.9)      $  1.7(b)
                                      ------    ------    ------    ------    ------      ------       ------
                                      ------    ------    ------    ------    ------      ------       ------
BALANCE SHEET DATA:
Working capital.....................  $ 68.1    $134.0    $105.9    $ 75.7    $ 89.2      $ 60.8       $ 56.4
Property, plant and equipment,
  net...............................    56.5     102.7     204.2     252.8     314.6       258.0        355.5
Total assets........................   206.6     308.4     375.9     390.5     498.4       392.5        508.3
Long-term debt......................    33.4     110.6     160.0     178.2     225.0       169.5        225.0
Redeemable preferred stock..........      --        --        --        --      36.0          --         37.7
Total stockholders' equity..........    97.9     133.5     154.4     141.8     135.8       138.0        136.0
OPERATING STATISTICS:
Net tons shipped....................   1,368     1,375     1,274     1,323     1,511         337          386
Average selling price per ton.......  $  384    $  369    $  350    $  317    $  308      $  300       $  329
Manufacturing cost per ton(c).......     281       285       299       294       280         280          285
OTHER DATA:
Ratio of earnings to fixed
  charges(d)........................    13.5x      5.6x      2.4x       --(e)     --(e)       --(e)        --(e)
EBITDA(f)...........................  $101.7    $ 78.9    $ 44.1    $ 10.5    $ 21.8      $  2.2       $ 11.4
Depreciation and amortization(g)....     7.4      10.2      13.2      19.1      20.7         5.2          5.6
Capital expenditures(h).............    30.7      56.2     113.4      66.6      82.5        10.4         46.6
Capitalized interest................     0.5       2.8       8.3       5.8       7.7         1.5          3.4


- ---------------
(a) Interest expense includes amortization of debt issuance costs and excludes capitalized interest.

(b) Net income (loss) applicable to the Company's common stock for the fiscal year ended September 30, 1993 and the three months ended December 31, 1993 was $(12.1) million and $0.03 million, respectively, as a result of redeemable preferred stock dividends and accretion for original issue discount. See Note 5 of the Notes to Financial Statements included elsewhere herein.

(c) Includes direct variable and fixed costs of manufacturing, excluding depreciation expense.

(d) For purposes of determining the ratio of earnings to fixed charges, earnings consist of income (loss) before provision (benefit) for income taxes plus interest expense. Fixed charges consist of interest expense plus capitalized interest.


(e) For the fiscal years ended September 30, 1992 and 1993 and the three months ended December 31, 1992 and 1993, earnings were inadequate to cover fixed charges by $27.2 million, $21.8 million, $7.9 million and $0.6 million, respectively.


(f) EBITDA is defined as earnings before interest and other income, interest expense, provision (benefit) for income taxes, depreciation and amortization.

(g) Excludes amortization of debt issuance costs.

(h) Includes capitalized interest.

                                  RISK FACTORS

     Prospective purchasers of the Senior Notes offered hereby should consider the specific factors set forth below as well as the other information contained in this Prospectus.

RECENT LOSSES AND FUTURE OUTLOOK


     Although the Company was profitable for the three months ended December 31, 1993, the Company incurred net losses in the 1992 and 1993 fiscal years due primarily to lower steel prices. Notwithstanding the recent improvement in the domestic steel industry, there can be no assurance that such improvement will continue or that the Company will be able to maintain profitable operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


     Although the Company believes that it will achieve significant operating cost reductions as a result of completion of the modernization program, it expects other costs will be substantially higher than in the past. As remaining projects included in the modernization program such as the continuous caster are completed, interest which is currently being capitalized will be expensed. In addition, the issuance of the Senior Notes will result in incremental interest expense. Depreciation expense will also increase significantly as the remaining facilities associated with the modernization program and capital maintenance projects become operational. See "The Modernization Program." In addition, the Company anticipates that certain raw materials, labor and other operating costs will increase over time. See "-- Cost of Raw Materials" and "-- Labor Agreement."

LEVERAGE AND CERTAIN RESTRICTIONS

     The Company currently has, and after this offering will continue to have, significant amounts of outstanding indebtedness. The indebtedness of the Company and the restrictive covenants and tests contained in its debt instruments, including the Indenture relating to the Senior Notes, could significantly limit the Company's operating and financial flexibility. These factors could also significantly restrict the Company's ability to withstand competitive pressures or adverse economic consequences, including its ability to make necessary capital expenditures related to the modernization program or otherwise. The Company currently is, and upon the consummation of the Refinancing will be, in compliance with the covenants and tests contained in the Revolving Credit Facility and the indenture governing the Company's 11 1/8% senior notes due 2001 (the "11 1/8% Senior Notes").


     As is the case with other asset-based borrowers, Geneva has a lockbox arrangement with the lenders under the Revolving Credit Facility. When borrowings in excess of $10 million are incurred by the Company under the Revolving Credit Facility, this arrangement requires that all cash be deposited with an affiliate of the agent bank and used to reduce the outstanding balance thereunder. Geneva's ability to borrow under the Revolving Credit Facility is based upon the level and quality of its inventory and accounts receivable and also requires continued compliance with covenants and tests which, if breached, could result in termination of such ability to borrow or cause a default under the Company's debt instruments. Consequently, under such circumstances, the Company's access to necessary operating funds may be adversely affected. The Company has from time to time entered into amendments relaxing certain of the covenants and tests in the Revolving Credit Facility and may be required to seek additional amendments in the future. Although Geneva anticipates that it would be able to obtain such amendments, there can be no assurance that the lenders under the Revolving Credit Facility would agree to such amendments. The Revolving Credit Facility is a floating rate obligation and, therefore, is subject to changes in prevailing interest rates. As of December 31, 1993, there were no amounts outstanding under the Revolving Credit Facility.


     The Revolving Credit Facility expires in February 1995. Management believes it will be necessary to replace or extend such facility at that time. The Company's business is capital intensive requiring substantial funds for capital expenditures and working capital. There can be no assurance that the Company will be able to obtain financing required for its business on satisfactory terms or at all. The Company's ability to obtain such financing may be adversely affected by the highly leveraged nature of its capital structure or by other factors. In addition, the Revolving Credit Facility, the indenture governing the 11 1/8% Senior Notes and the Indenture for the Senior Notes impose limitations on the amount of indebtedness that Geneva may incur. If

Geneva is unable to obtain such financing or if sufficient cash generated from operations is not available, Geneva's liquidity may be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     The Senior Notes will be senior unsecured obligations of the Company which are effectively subordinated to any amounts outstanding under the Revolving Credit Facility with respect to the assets securing such facility. Borrowings under the Revolving Credit Facility are secured by the Company's existing and future inventory, accounts receivable, certain general intangibles and proceeds thereof. Because the Company has pledged these assets as collateral under the Revolving Credit Facility, in the event of a bankruptcy, liquidation, reorganization or other dissolution of the Company, there may not be sufficient assets remaining to satisfy the claims of the holders of the Senior Notes after satisfying the claims of any holders of secured indebtedness. See "Description of the Senior Notes."

DEFICIENCY OF EARNINGS TO FIXED CHARGES


     The Company's performance is subject to financial, economic and other factors, some of which are beyond its control. The ability of the Company to make principal and interest payments on the Senior Notes will be dependent on the Company's future performance. For the fiscal years ended September 30, 1992 and 1993 and for the three months ended December 31, 1993, the Company's earnings were inadequate to cover fixed charges by $27.2 million, $21.8 million and $0.6 million, respectively. Because the Company's current and expected debt service requirements are substantial, a material deterioration in the Company's results of operations could create difficulty in meeting debt service requirements.


CYCLICALITY, COMPETITION AND OTHER INDUSTRY FACTORS

     The steel industry is cyclical in nature and highly competitive. During the past several years, domestic integrated steel producers have suffered substantial losses primarily as a result of high levels of steel imports, worldwide production overcapacity, a general economic downturn, increased domestic and international competition, and other factors. Moreover, the domestic steel industry is affected by economic conditions generally, as has been the case with the recent recession and its adverse impact on both the industry and the Company. The Company, like other steel producers, is highly sensitive to price changes with respect to its products. Consequently, any downward movement in pricing could have a material adverse effect on the Company given its high fixed costs of operations.

     In the United States, the Company faces increasing competitive pressures from mini-mills. Mini-mills are generally smaller volume steel producers which use ferrous scrap metal as their basic raw material and serve regional markets. These operations generally produce lower margin, commodity type steel goods such as bars, rods and structural products. A number of mini-mills also produce plate and pipe products that compete directly with the Company's products. In addition, two mini-mills have announced intentions to construct facilities that will produce wide plate in coil form, thereby potentially competing with products produced by the Company. Recently developed thin slab casting/direct rolling techniques have allowed mini-mills to produce types of sheet products that have traditionally been supplied by integrated producers. The Company also faces increasing competition from producers of certain materials such as aluminum, composites, plastics and concrete which compete with steel in many markets.

     The highly competitive nature of the domestic steel industry has been aggravated further by the restructuring of certain domestic integrated producers under federal bankruptcy laws. A number of these producers have recently completed reorganization proceedings which may result in reduced operating costs and promote the continued operation and modernization of competing production facilities. As a result, existing overcapacity could further increase and additional price pressure may be experienced.

     Foreign competition is a significant factor in the steel industry and has adversely affected product prices in the United States and tonnage sold by domestic producers. The intensity of foreign competition is substantially affected by fluctuations in the value of the United States dollar against several other currencies. The attractiveness of the United States steel markets to foreign producers has been diminished somewhat during recent years by a substantial decline in the value of the United States dollar relative to certain foreign currencies. However, foreign exchange rates are subject to substantial fluctuations, and there can be no assurance that this condition will continue to exist.

     The Company's competitive position may also be adversely affected by the outcome of rulings in various trade cases involving the Company and other domestic and foreign steel producers. On July 27, 1993, the International Trade Commission (the "ITC") issued final injury determinations in the United States flat-rolled steel cases. The ITC found injury in 97% of the value of the subject imports in the cut-to-length plate product cases, 92% in the higher-value-added corrosion resistant product cases, 37% in the cold-rolled product cases and no injury in the hot-rolled product cases. Anti-dumping and countervailing duties are being collected on all imports covered by the affirmative ITC determinations. The domestic producers and many of the foreign producers have appealed the ITC determinations to the United States Court of International Trade. The failure to impose significant duties, or the lifting of existing duties, could have an adverse effect on prevailing prices for the Company's products affected thereby. The ITC rulings pertaining to the plate cases have generally benefitted the Company; however, the positive impact of such cases has been offset to the extent other foreign plate producers have increased shipments into the domestic market. The Company is concerned that the hot-rolled product market could come under increased price and volume pressure from foreign imports. The Company has also been involved in several trade cases in Mexico and Canada.

     Many foreign steel producers are controlled or subsidized by foreign governments whose decisions concerning production and exports may be influenced, in part, by political and social policy considerations as well as by prevailing market conditions and profit opportunities. Despite relatively low steel prices and profit margins, many foreign producers have continued to ship steel products into the domestic market. Moreover, existing trade laws and regulations may be inadequate to prevent unfair trade practices whereby imports could pose increasing problems for the domestic steel industry and the Company. See "Business -- Competition and Other Market Factors."

NEED TO MODERNIZE; CAPITAL EXPENDITURES


     Many of the Company's competitors have implemented steel-making technologies not yet implemented by the Company. The Company believes that its modernization program is necessary in order to achieve levels of productivity and quality already attained by many of its competitors. There can be no assurance that the projected benefits of the modernization program will actually be achieved, sufficient product demand will exist for the additional throughput capacity, substantial production interruptions or other start-up difficulties will not be encountered in implementing the program, or the capital improvements contemplated by the modernization program can be completed in a timely manner or for the amounts budgeted. The Company may experience significant unexpected operating problems, particularly as the continuous caster is phased into operation. The Company anticipates that in any event it will temporarily incur significant start-up and transition costs as the remaining projects are completed and implemented. Upon completion of the Refinancing, the Company believes it will have sufficient liquidity and financial flexibility to complete the remaining modernization and planned capital maintenance and other projects. However, there can be no assurance that such liquidity will be adequate to fund completion of these projects. Failure to complete, or a substantial disruption or delay in implementing, the remaining projects of the modernization program would likely have a material adverse effect on the Company's results of operations and competitive position. See "The Modernization Program."


     Notwithstanding completion of the modernization program, management believes that the Company will continue to require future improvements and additional modernization projects that will require substantial capital expenditures. These expenditures are expected to be made in various aspects of the manufacturing process, particularly with respect to emerging technologies for the production of iron and steel. The Company believes that foreign and domestic producers will also continue to invest heavily to replace aging or obsolete facilities and to achieve increased production efficiencies and improved product quality. The Company also believes that it will be required to make significant capital expenditures to upgrade or replace existing coke and iron-making facilities. Moreover, the Company expects that capital maintenance expenditures for its existing coke, iron-making and other facilities will be substantial. Additionally, the Company does not have the financial resources of some of its competitors. Like other domestic integrated producers, the Company is reviewing alternative production processes that may be required in the future due to competitive, environmental and other factors.

ENVIRONMENTAL REGULATION

     Compliance with environmental laws and regulations is a significant factor in the Company's business. Environmental legislation and regulations have changed rapidly in recent years and it is likely that the Company will be subject to increasingly stringent environmental standards in the future. The Company will likely be required to make significant additional expenditures relating to environmental matters on an ongoing basis. There can be no assurance that these expenditures, or other expenditures and penalties resulting from unforeseen circumstances, administrative actions or liabilities relating to environmental matters, will not have a material adverse effect on the Company's results of operations or financial condition. See "Business -- Environmental Matters."

COST OF RAW MATERIALS

     The Company's operations require substantial amounts of raw materials, including iron ore, iron ore pellets, coal, coke, limestone, oxygen, natural gas and electricity. The cost of these materials has been susceptible in the past to fluctuations in price and availability and is expected to increase over time. Worldwide competition in the steel industry has frequently limited the ability of steel producers to raise finished product prices to recover higher raw material costs. The Company's future profitability will be adversely affected to the extent it is unable to pass on higher raw material costs to its customers. See "Business -- Raw Materials and Related Services."

MARKET AND CUSTOMER CONCENTRATION

     Approximately 41% of the Company's sales during fiscal year 1993 were made to customers in the western United States. In addition to the factors regarding competition discussed above, the western market is particularly subject to intense competition from importers. Moreover, several mini-mill operators have announced or expressed an intention to construct new sheet product facilities in the western United States and other regions that, if constructed, are expected to further increase competition. Given the limited size of this market, one aspect of the Company's strategy has been to increase its shipments to markets in the central United States. The Company's penetration of these markets, however, may be limited due to higher shipping costs than competitors located in the eastern and central United States. Substantially all of the Company's sales in the central United States are currently made through Mannesmann Pipe and Steel Corporation ("Mannesmann"), a subsidiary of a major German industrial company, which accounted for approximately 41% of the Company's sales in fiscal year 1993. Any termination or disruption of the Company's arrangement with Mannesmann could have a material adverse effect on the Company's results of operations and financial condition. See "Business -- Marketing; Principal Customers."

LABOR AGREEMENT

     The Company has approximately 2,600 full-time employees, of whom approximately 2,090 are represented by the United Steelworkers of America under a collective bargaining agreement that was renegotiated in August 1993. The negotiations were more difficult than previously experienced. The new agreement expires in February 1995, contains wage increases over the prior contract and implements a performance dividend plan that could, in certain years, further increase the Company's labor costs. There can be no assurances regarding the effect of future labor negotiations or the outcome thereof. See
"Business -- Employees; Labor Agreement."

CONTROL BY CLASS B STOCKHOLDERS

     Joseph A. Cannon, Chairman of the Board and Chief Executive Officer, and Robert J. Grow, President and Chief Operating Officer, together beneficially own substantially all of the outstanding shares of the Company's Class B Common Stock and control approximately 63% of the total voting power of the Company.

Accordingly, Messrs. Cannon and Grow are able to determine the outcome of most matters required to be submitted to stockholders for approval, including the election of directors, amendment of the Company's articles of incorporation (except when a class vote is required by law) and sale of all or substantially all of the Company's assets, and to prevent certain mergers or consolidations involving the Company.

ABSENCE OF PUBLIC MARKET FOR THE SENIOR NOTES

     The Senior Notes comprise a new issue of securities for which there is currently no public market. If the Senior Notes are traded after their initial issuance, they may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar securities, performance of the Company and other factors. The Company does not intend to apply for listing of the Senior Notes on any securities exchange. Citicorp Securities, Inc. and Salomon Brothers Inc have informed the Company that they currently intend to make a market in the Senior Notes. However, such underwriters are not obligated to do so, and any such market making may be discontinued at any time without notice. Therefore, no assurance can be given as to whether an active trading market will develop or be maintained for the Senior Notes.

                                THE REFINANCING

     The net proceeds of this offering will be used primarily to repay the Private Debt consisting of an aggregate of $90 million principal amount of privately-placed senior and subordinated term debt bearing a weighted average interest rate of 11.24%, plus contractual prepayment premiums currently estimated at approximately $15 million and accrued interest of approximately $5 million. The balance of the net proceeds will be used for capital expenditures and general corporate purposes. See "Use of Proceeds" and "Capitalization."

     The Senior Notes will replace the Private Debt with indebtedness having a lower interest rate and a longer maturity. The Refinancing will also increase the Company's liquidity and financial flexibility by providing full access to the Revolving Credit Facility and by eliminating near-term principal sinking fund requirements contained in the Private Debt. The Private Debt includes restrictions that currently limit borrowings under the Revolving Credit Facility to a total of $20 million. With this improved access and the resulting financial flexibility, Geneva intends to pursue the rolling mill finishing stand improvements, the final remaining project included in the modernization program. See "The Modernization Program."

                           THE MODERNIZATION PROGRAM

OVERVIEW

     In February 1990, the Company announced a major modernization program intended to strengthen its competitive position. The modernization program was undertaken to reduce operating costs, broaden the Company's product line, improve product quality and increase throughput capacity of finished flat-rolled steel products from approximately 1.4 to 1.9 million tons per year. The modernization program provides for improvements principally to the Company's steel-making, casting, rolling and finishing facilities. Management believes that completion of the modernization program will enable the Company to produce the widest continuously cast steel slabs in the world and position the Company for additional market penetration, particularly with respect to plate products.


     To date, many of the projects included in the modernization program have been completed. The most significant modernization project, in terms of total cost and potential operating cost savings, is the continuous casting facility and related improvements. The Company expects that construction of the continuous caster and related improvements will be completed in March 1994 followed by a start-up period of approximately six months. The total estimated cost of the continuous caster project is $154.2 million, of which approximately $121.2 million had been spent as of December 31, 1993.



     Modernization program expenditures were approximately $84 million, $56 million, $61 million and $33 million for fiscal years 1991, 1992 and 1993 and the three months ended December 31, 1993, respectively. The Company also spent approximately $29 million, $10 million, $21 million and $14 million during such periods, respectively, on continuing capital maintenance and other projects. Management believes that the modernization projects completed to date have resulted in certain reduced production costs, increased throughput capacity and improved product quality.

     The modernization program was planned from the outset to be flexible and has been managed accordingly. The Company has periodically revised the modernization program in response to various technological, financial, market and other operating considerations. For example, the Company has recently increased the estimated cost of the continuous caster project by approximately $28 million over prior budgeted amounts due to various scope changes, an accelerated construction schedule, additional spare equipment and higher than previously anticipated training, construction, engineering and start-up costs. Several of the scope changes were made in connection with the Company's plan to increase throughput beyond the anticipated 1.9 million ton annual rate. The Company has also separated the wide plate coiler project into two specific phases and is undertaking engineering and preliminary work with respect to the rolling mill finishing stand improvements.


     Upon completion of the Refinancing, the Company believes that it will have sufficient liquidity and financial flexibility to complete the remaining modernization and planned capital maintenance and other projects. Given the improved access to borrowings under the Revolving Credit Facility and the resulting financial flexibility, the Company intends to pursue the rolling mill finishing stand improvements, the final remaining project included in the modernization program. Nevertheless, Geneva plans to manage the construction and completion of the remaining projects based upon future operating results, availability of funds, market conditions and other factors.


COMPLETED PROJECTS


     Since announcing the modernization program, the Company has completed (i) installation of two basic oxygen process ("Q-BOP") steel-making furnaces which began operating in October 1991, (ii) a direct rolling and large coil project, including installation of a coilbox and an in-line steel slab conditioning or "scarfing" facility, (iii) installation of various environmental projects, including a biological wastewater treatment facility, benzene mitigation equipment and coke oven gas desulfurization facility, and (iv) various other projects such as additional plate shipping and coil storage facilities. The major components of the completed projects are described below.



     Basic Oxygen Process Facility. A major focus of the modernization program has been to improve the process of refining iron into steel by replacing the mill's open hearth furnaces with two Q-BOP furnaces. The Company acquired the Q-BOP furnaces which were previously operated in a Chicago steel mill. The Q-BOP furnaces were then upgraded and installed at the Company's mill and began operating in October 1991. The Q-BOP furnaces have improved production yields and product quality, increased throughput capacity and reduced production costs and airborne particulate emissions. Although the Company has not obtained any independent appraisal, it believes that its purchase of the previously owned Q-BOP furnaces enabled it to obtain current steel-making technology at a substantially lower cost than if it had acquired and installed new Q-BOP furnaces. The Q-BOP furnaces cost approximately $77.2 million.


     Direct Rolling and Large Coil Project. The Company has installed a coilbox, an in-line steel slab conditioning or "scarfing" facility and other rolling mill improvements that have recently resulted in cost savings and production benefits. In March 1992, the Company completed its in-line conditioning and direct rolling facilities which permit a significant portion of steel slabs to be rolled directly from ingots into finished products without going through a conventional reheating process. These facilities, together with the Company's coilbox, enable the Company to save energy, increase productivity and produce larger, higher quality hot-rolled coil products of up to 60,000 pounds. These large coil products permit end-users, including the Company's own finishing units, to increase their manufacturing efficiencies and attain improved yields and more consistent gauge and shape performance. The Company believes that its ability to produce large coil products has provided access to new markets in which it was previously unable to compete. The direct rolling and large coil project cost approximately $32.5 million.

     Environmental and Other Projects. The modernization program also provided for the installation of various environmental projects, such as benzene mitigation equipment, a coke oven gas desulfurization facility and a wastewater treatment facility. Construction of each of these projects was completed during the period September 1990 through November 1993. Various other improvements to the steel mill have been completed such as additional plate shipping and coil storage facilities. The Company has also budgeted for other environmental capital projects not included in the modernization program. See
"Business -- Environmental Matters." The total costs of the environmental and other projects within the modernization program were approximately $32.0 million.



     Estimated Operating Cost Savings. The Company believes that it was realizing estimated operating cost savings (excluding depreciation) of $23 per ton at December 31, 1993 as a result of the completed projects. The estimated operating cost savings include $19 per ton associated with the Q-BOP furnaces and $8 per ton related to the direct rolling and large coil project, offset by $4 per ton of cost increases associated with the environmental and other projects. The amounts related to estimated operating cost savings for each of the completed projects are based on a comparison of historical operating costs prior to construction of such project and the same historical operating costs assuming that the project is fully implemented and that all other factors remain constant. The estimated operating cost savings for the completed projects do not take into account increases or decreases in operating costs that were unrelated to the modernization program, such as changes in product mix, wage rates and raw material costs. In addition, the estimated operating cost savings do not take into account any increased depreciation or interest costs which have been substantially higher as a result of the completed projects. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Results of Operations."



     Upon full implementation of the continuous casting facility, the Company expects to increase its percentage of direct rolled products, which affects the cost savings related to the direct rolling and large coil project. This increase is anticipated to result in an additional $2 per ton estimated operating cost savings related to the project.


REMAINING PROJECTS

     Remaining projects included in the modernization program are scheduled for completion at various intervals through fiscal year 1995. These projects consist of (i) the continuous casting facility and related improvements, (ii) a wide plate coiler and related plate processing facilities, and (iii) rolling mill finishing stand improvements. The Company currently plans to make capital expenditures aggregating approximately $118 million during fiscal years 1994 and 1995 in order to complete the modernization program. In addition, management intends to spend approximately $60 million for continuing capital maintenance and other projects during these years. The major components of the remaining projects are described below.

     Continuous Casting Facility and Related Improvements. The Company is nearing completion of its continuous casting facility designed by SMS Concast, Inc. The caster is currently being equipped with segments to produce steel slabs ranging from 4" to 8.6" in thickness. The caster is designed, however, to also accept segments to produce slabs thinner than 4" in thickness. Because the Company's rolling mill, which includes two roughing mills and six finishing stands, is expected to have sufficient reduction capability, the Company is not presently procuring or budgeting for segments or other facilities necessary to produce and process slabs thinner than 4" in thickness. The continuous casting facility will substantially replace the Company's ingot mold operations. The caster project also includes a ladle metallurgy furnace, which will allow the Company to more precisely control the temperature and metallurgy of its liquid steel. The Company has situated its caster and related improvements to feed directly into its rolling mill, thereby minimizing costly handling and reheating of slabs. The Company expects that the continuous caster and related improvements will improve the mill's finished product yield, reduce energy and labor costs, increase throughput capacity and improve the metallurgical and surface quality of its products. The Company anticipates that the construction of the continuous caster and related improvements will be completed in March 1994 followed by a start-up period of approximately six months. As of December 31, 1993, the Company had spent approximately $121.2 million of the estimated $154.2 million in total costs necessary to complete the project.

     Wide Plate Coiler and Related Plate Processing Facilities. The wide plate coiler project allows the Company to coil plate directly after being rolled on the Company's finishing stands. The project includes uncoiling facilities and other related equipment to further process and handle plate in coil form. Geneva has divided the wide plate coiler project into two phases, the first of which is expected to be completed contemporaneously with the start-up of the continuous casting facility. This phase will allow Geneva to direct roll coiled plate up to 96" in width and to uncoil and shear plate up to 120" wide. The second phase of the project includes improvements designed to coil plate up to 120" in width and 1" in thickness. Completion of this phase is currently estimated for December 1994. The Company's plan to produce wide plate in coil form takes full advantage of its unique wide finishing mill and continuous caster. These facilities, together with the completion of various other aspects of the modernization program, will significantly increase throughput of plate products, provide improved product gauge, shape and metallurgical uniformity, and improve plate yields, thereby reducing production costs. The Company believes that the capability to produce wide plate in coil form will be a significant competitive advantage. Management believes the total project costs will be approximately $27.0 million, including $8.7 million for the first phase. As of December 31, 1993, the Company had spent approximately $4.0 million on this project.



     Rolling Mill Finishing Stand Improvements. The Company has a six-stand 132-inch combination continuous rolling mill, the widest of its type in the world, which gives the Company the flexibility to alter its mix of sheet and plate products in response to customer demands and changing market conditions. The final phase of the rolling mill modernization includes various additional improvements to the Company's six finishing stands. These improvements are designed to enhance the shape and gauge of the Company's products and to increase throughput capacity. Completion of the finishing stand improvements is currently scheduled for June 1995. The total costs of the rolling mill finishing stand improvements are estimated to be approximately $30.7 million, of which approximately $2.3 million had been incurred as of December 31, 1993.


     The Company's modernization program is under continuous review, and it is possible that the Company may in the future elect to make further changes in the design of, and amounts budgeted for, its remaining projects and improvements. Upon completion of the modernization program, the Company believes that its mill, like those of other steel producers, will continue to require future improvements and additional modernization projects that are critical to the Company's long-term ability to compete. See "Risk Factors -- Need to Modernize; Capital Expenditures."


     Estimated Operating Cost Savings. The Company estimates that the remaining projects included in the modernization program will result in reduced operating costs (excluding depreciation) of approximately $39 per ton. The estimated operating cost savings are based upon certain assumptions, and are subject to associated qualifications and limitations, as discussed below. The estimated savings in operating costs are expected to be realized after full implementation of the continuous caster and wide plate coiler projects. No cost savings associated with the rolling mill finishing stand improvements have been included in the Company's cost savings estimates.


     Amounts related to the estimated savings in operating costs for the remaining projects are based on a comparison of recent operating costs (adjusted for the future expected product mix) and the same operating costs after full implementation of the remaining projects, assuming all other factors remain constant. For purposes of this comparison, the Company has assumed a product mix of approximately 49%, 46% and 5% of total tons produced for plate, sheet and pipe products, respectively.


     The estimated operating cost savings for the remaining projects do not take into account increases or decreases in operating costs that are unrelated to the modernization program, such as changes in wage rates and raw material costs. In addition, the estimated operating cost savings do not take into account any increased depreciation or interest costs which will be substantially higher as a result of completion of the remaining projects. Consequently, the estimated operating cost savings are not necessarily indicative of the Company's results of operations or expected financial performance for any period. The Company anticipates that in any event it will temporarily incur significant start-up and transition costs as the remaining projects are completed and implemented. See "Risk Factors -- Recent Losses and Future Outlook."

     The Company recently shifted its product mix to a higher percentage of lower-cost sheet products because, given existing market conditions and the Company's current manufacturing capabilities, such products contributed to a higher overall operating margin. The shift also resulted from downtime associated with upgrading various facilities used to process plate products. Once the remaining projects are fully implemented, the Company expects to realize substantially lower manufacturing costs and higher throughput rates for plate products. Consequently, the Company intends to produce a higher percentage of plate products in order to maximize operating margins.



     While the operating margins associated with plate products are expected to be higher relative to sheet products, the costs of producing plate products will also be higher. Consequently, as the Company increases its production of plate products, overall manufacturing costs per ton will reflect a corresponding increase. Therefore, the Company does not expect that its future average manufacturing costs per ton will reflect the full amount of the estimated operating cost savings. The Company believes, however, that the effect of the increase in overall manufacturing costs from increased plate production will be more than offset by the associated operating margin benefits.



     The estimated operating cost savings of $39 per ton for the remaining projects include $28 per ton resulting from expected yield and other process improvements and $11 per ton associated with allocating fixed operating costs, including current labor costs of certain operations, over an increased throughput capacity of 1.9 million tons. The Company previously estimated that the operating cost savings related to the anticipated yield and other process improvements and increased throughput capacity would be approximately $31 per ton and $17 per ton, respectively. The estimate of the expected yield and other process benefits has been revised based on recent cost studies and operating data. Moreover, the Company believes that a portion of the $17 per ton estimated operating cost savings has already been realized due to increased shipments from approximately 1.3 million tons during fiscal year 1992 to approximately 1.5 million tons during fiscal year 1993. There can be no assurance that the Company will realize the anticipated yield and other process improvements, that sales of higher production will increase beyond levels previously achieved or that such increased sales will not adversely affect the Company's price realization.



     In conjunction with the continuous caster and other modernization projects, the Company is implementing additional improvements designed to increase annual capacity above 1.9 million tons and is evaluating other improvements for achieving increased shipments. There can be no assurance that the Company will be able to achieve production capacity at or above 1.9 million tons or that such increased capacity can be achieved without incurring significant additional costs.


     In addition to the assumption discussed above, each of the estimates associated with remaining projects is based upon certain design and engineering assumptions and the realization of certain operational benefits. Because the estimated operating cost savings are based upon a number of assumptions and are subject to significant uncertainties, many of which are beyond the control of the Company, there can be no assurance that they will be realized and actual results may vary significantly from those indicated. See "Risk Factors -- Need to Modernize; Capital Expenditures."

                                USE OF PROCEEDS


     The net proceeds from this offering are estimated to be approximately $121.5 million. The Company intends to use such proceeds primarily to repay an aggregate of $90 million principal amount of indebtedness constituting the Private Debt, plus contractual prepayment premiums currently estimated at approximately $15 million and accrued interest of approximately $5 million. The balance of the net proceeds will be used for capital expenditures and general corporate purposes. The Private Debt consists of $64,410,000 principal amount of 11.4% senior notes (the "11.4% Senior Notes"), $22,623,000 principal amount of 10.55% senior notes (the "10.55% Senior Notes" and, together with the 11.4% Senior Notes, the "Private Senior Notes") and $2,958,000 principal amount of 13% subordinated notes (the "Subordinated Notes" and, together with the Private Senior Notes, the "Private Debt"). The weighted average interest rate of the Private Debt is 11.24%. The Private Senior Notes mature in 1999 and, commencing in 1995, require level annual sinking fund payments of $29 million until paid in full. The Subordinated Notes mature in 2000 and, commencing in 1995, require level annual sinking fund payments of $1.5 million until paid in full. The Subordinated Notes comprise all of the Company's existing subordinated indebtedness. Upon the closing of this offering, the Company will call for repayment of the Private Debt, which repayment is expected to be completed within 30 days thereafter. See "The Refinancing."

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company as of December 31, 1993, and as adjusted to reflect this offering, including application of the net proceeds thereof. See "Use of Proceeds." This table should be read in conjunction with the financial statements (including the notes thereto) appearing elsewhere in this Prospectus.



                                                                           DECEMBER 31, 1993
                                                                         ---------------------
                                                                                         AS
                                                                          ACTUAL      ADJUSTED
                                                                         --------     --------
                                                                            (IN THOUSANDS)
CASH AND CASH EQUIVALENTS............................................    $ 16,130     $ 27,439
                                                                         --------     --------
                                                                         --------     --------
LONG-TERM DEBT:
Revolving Credit Facility(a).........................................    $     --     $     --
Private Senior Notes due 1999(b).....................................      87,033           --
11 1/8% Senior Notes due 2001(c).....................................     135,000      135,000
   % Senior Notes due 2004(d)........................................          --      125,000
Subordinated Notes due 2000(b).......................................       2,958           --
                                                                         --------     --------
          Total long-term debt.......................................     224,991      260,000
                                                                         --------     --------
REDEEMABLE PREFERRED STOCK:
Series B, no par value, 400,000 shares issued and outstanding with an
  aggregate liquidation value of $44.6 million(e)....................      37,665       37,665
                                                                         --------     --------
STOCKHOLDERS' EQUITY:
Preferred stock, no par value, 3,600,000 shares authorized for all
  series, excluding Series B.........................................          --           --
Class A Common Stock, no par value, 60,000,000 shares authorized,
  14,390,886 shares issued(f)........................................      86,264       86,264
Class B Common Stock, no par value, 50,000,000 shares authorized,
  22,295,138 shares issued(f)........................................      11,770       11,770
Warrants to purchase 1,132,000 shares of Class A Common Stock(e).....       5,360        5,360
Retained earnings(g).................................................      52,573       42,270
Class A Common Stock held in treasury, at cost 1,519,741 shares(h)...     (19,967)     (19,967)
                                                                         --------     --------
          Total stockholders' equity.................................     136,000      125,697
                                                                         --------     --------
               Total capitalization..................................    $398,655     $423,362
                                                                         --------     --------
                                                                         --------     --------


- ---------------
(a) For a description of the Revolving Credit Facility, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

(b) Reflects the repayment of $87,033,000 of the Private Senior Notes due 1999 and $2,958,000 of the Subordinated Notes due 2000 in connection with the Refinancing. See "Use of Proceeds." Sufficient funds to complete the repayment will be held in an escrow account. Pending repayment, the Company may be in technical violation of the additional indebtedness limitation contained in the Private Debt, which violation will be remedied upon repayment.

(c) For a description of the 11 1/8% Senior Notes due 2001, see "Management's Discussion and Analysis of Financial Condition and Results of
     Operations -- Liquidity and Capital Resources."

(d) For a description of the Senior Notes due 2004, see "Description of the Senior Notes."

(e) For a description of the redeemable preferred stock and related warrants, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and Note 5 of the Notes to Financial Statements included elsewhere herein. Pro forma net loss per share for the year ended September 30, 1993 would have been $1.01 compared to the historical loss of $.80 had the preferred stock been issued as of the beginning of fiscal year 1993.

(f) Shares of Class A Common Stock are issuable upon conversion of outstanding Class B Common Stock at the rate of ten shares of Class B Common Stock for one share of Class A Common Stock.


(g) Reflects the after tax write-off of prepayment penalties in the amount of approximately $9,272,000 and debt issuance costs in the amount of approximately $1,031,000 associated with the refinancing of the Private Debt.


(h) Shares issued and held in treasury include (i) 250,800 shares of Class A Common Stock issuable pursuant to stock option agreements between the Company and certain existing and a former member of senior management of the Company, and (ii) 279,200 shares of Class A Common Stock issuable pursuant to options granted under the Geneva Steel Key Employee Plan.

                            SELECTED FINANCIAL DATA


     The selected financial information presented below (other than the information under the caption "Operating Statistics," and "EBITDA" and "Depreciation and amortization" under the caption "Other Data") for, and as of the end of, each of the fiscal years ended September 30, 1989 through 1993 has been derived from the financial statements of the Company, which have been audited by Arthur Andersen & Co., independent public accountants. The selected financial information presented below for, and as of the end of, the three months ended December 31, 1992 and 1993 has been derived from unaudited financial statements of the Company which, in the opinion of management, reflect all adjustments which are of a normal recurring nature necessary for a fair presentation of the results for such periods. Results for the unaudited period ended December 31, 1993, set forth herein, are not necessarily indicative of the results to be expected for the Company's full fiscal year. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements (including the notes thereto) included elsewhere in this Prospectus.



                                                                                           THREE MONTHS
                                     FISCAL YEAR ENDED SEPTEMBER 30,                    ENDED DECEMBER 31,
                          ------------------------------------------------------      -----------------------
                            1989       1990       1991       1992         1993          1992           1993
                          --------   --------   --------   --------     --------      --------       --------
                                                (IN THOUSANDS, EXCEPT PER TON AMOUNTS)
INCOME STATEMENT DATA:
Net sales...............  $525,018   $507,297   $445,981   $420,026     $465,181      $101,149       $127,099
Cost of sales...........   402,959    409,680    393,180    406,291      443,458        99,468        115,626
                          --------   --------   --------   --------     --------      --------       --------
Gross margin............   122,059     97,617     52,801     13,735       21,723         1,681         11,473
Selling, general and
  administrative
  expenses..............    27,668     28,953     21,881     22,322       20,621         4,635          5,682
                          --------   --------   --------   --------     --------      --------       --------
Income (loss) from
  operations............    94,391     68,664     30,920     (8,587)       1,102        (2,954)         5,791
                          --------   --------   --------   --------     --------      --------       --------
Other income (expense):
  Interest and other
    income..............     4,376      4,194      3,464        807        1,885            70            433
  Interest expense(a)...    (6,854)   (10,171)    (6,165)   (13,695)     (17,096)       (3,570)        (3,472)
                          --------   --------   --------   --------     --------      --------       --------
    Total other income
      (expense).........    (2,478)    (5,977)    (2,701)   (12,888)     (15,211)       (3,500)        (3,039)
                          --------   --------   --------   --------     --------      --------       --------
Income (loss) before
  provision (benefit)
  for income taxes......    91,913     62,687     28,219    (21,475)     (14,109)       (6,454)         2,752
Provision (benefit) for
  income taxes..........    36,521     24,448     10,665     (8,383)      (5,503)       (2,517)         1,042
                          --------   --------   --------   --------     --------      --------       --------
Net income (loss).......  $ 55,392   $ 38,239   $ 17,554   $(13,092)    $ (8,606)(b)  $ (3,937)      $  1,710(b)
                          --------   --------   --------   --------     --------      --------       --------
                          --------   --------   --------   --------     --------      --------       --------
BALANCE SHEET DATA:
Working capital.........  $ 68,101   $134,022   $105,926   $ 75,654     $ 89,167      $ 60,802       $ 56,438
Property, plant and
  equipment, net........    56,504    102,677    204,150    252,797      314,590       258,037        355,531
Total assets............   206,593    308,402    375,888    390,462      498,384       392,543        508,336
Long-term debt..........    33,447    110,553    160,000    178,182      224,991       169,524        224,991
Redeemable preferred
  stock.................        --         --         --         --       35,986            --         37,665
Total stockholders'
  equity................    97,949    133,508    154,416    141,832      135,775       138,009        136,000
OPERATING STATISTICS:
Net tons shipped........     1,368      1,375      1,274      1,323        1,511           337            386
Average selling price
  per
  ton...................  $    384   $    369   $    350   $    317     $    308      $    300       $    329
Manufacturing cost per
  ton(c)................       281        285        299        294          280           280            285
OTHER DATA:
Ratio of earnings to
  fixed charges(d)......      13.5x       5.6x       2.4x        --(e)        --(e)         --(e)          --(e)
EBITDA(f)...............  $101,702   $ 78,895   $ 44,140   $ 10,489     $ 21,840      $  2,161       $ 11,432
Depreciation and
  amortization(g).......     7,311     10,231     13,220     19,077       20,738         5,115          5,641
Capital
  expenditures(h).......    30,678     56,219    113,410     66,617       82,534        10,356         46,583
Capitalized interest....       461      2,794      8,342      5,774        7,696         1,466          3,360


- ---------------
(a) Interest expense includes amortization of debt issuance costs and excludes capitalized interest.

(b) Net income (loss) applicable to the Company's common stock for the fiscal year ended September 30, 1993 and the three months ended December 31, 1993 was $(12.1) million and $0.03 million, respectively, as a result of redeemable preferred stock dividends and accretion for original issue discount. See Note 5 of the Notes to Financial Statements included elsewhere herein.


(c) Includes direct variable and fixed costs of manufacturing, excluding depreciation expense.

(d) For purposes of determining the ratio of earnings to fixed charges, earnings consist of income (loss) before provision (benefit) for income taxes plus interest expense. Fixed charges consist of interest expense plus capitalized interest.


(e) For the fiscal years ended September 30, 1992 and 1993 and the three months ended December 31, 1992 and 1993, earnings were inadequate to cover fixed charges by $27.2 million, $21.8 million, $7.9 million and $0.6 million, respectively.


(f) EBITDA is defined as earnings before interest and other income, interest expense, provision (benefit) for income taxes, depreciation and amortization.

(g)  Excludes amortization of debt issuance costs.

(h)  Includes capitalized interest.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     The following table sets forth the percentage relationship of certain cost and expense items to net sales for the periods indicated with respect to the
Company:


                                                                               THREE MONTHS
                                                   FISCAL YEAR ENDED          ENDED DECEMBER
                                                     SEPTEMBER 30,                  31,
                                               -------------------------     -----------------
                                               1991      1992      1993      1992        1993
                                               -----     -----     -----     -----       -----
    Net sales................................  100.0%    100.0%    100.0%    100.0%      100.0%
    Cost of sales............................   88.2      96.7      95.3      98.3        90.9
                                               -----     -----     -----     -----       -----
    Gross margin.............................   11.8       3.3       4.7       1.7         9.1
    Selling, general and administrative
      expenses...............................    4.9       5.3       4.4       4.6         4.5
                                               -----     -----     -----     -----       -----
    Income (loss) from operations............    6.9      (2.0)      0.3      (2.9)        4.6
    Other income (expense):
      Interest and other income..............    0.8       0.2       0.4       0.1         0.3
      Interest expense.......................   (1.4)     (3.3)     (3.7)     (3.6)       (2.7)
                                               -----     -----     -----     -----       -----
    Income (loss) before provision (benefit)
      for income taxes.......................    6.3      (5.1)     (3.0)     (6.4)        2.2
    Provision (benefit) for income taxes.....    2.4      (2.0)     (1.2)     (2.5)        0.8
                                               -----     -----     -----     -----       -----
    Net income (loss)........................    3.9%     (3.1)%    (1.8)%    (3.9)%       1.4%
                                               -----     -----     -----     -----       -----
                                               -----     -----     -----     -----       -----


     The following table sets forth the sales product mix as a percentage of net sales for the periods indicated with respect to the Company:


                                                     FISCAL YEAR ENDED          THREE MONTHS
                                                       SEPTEMBER 30,         ENDED DECEMBER 31,
                                                 -------------------------   ------------------
                                                 1991      1992      1993           1993
                                                 -----     -----     -----   ------------------
    Sheet......................................   42.0%     44.8%     56.4%          64.3%
    Plate......................................   42.3      41.4      30.8           25.5
    Pipe.......................................   12.0      11.2       9.7            6.9
    Non-Steel..................................    3.7       2.6       3.1            3.3
                                                 -----     -----     -----         ------
              Total............................  100.0%    100.0%    100.0%         100.0%
                                                 -----     -----     -----         ------
                                                 -----     -----     -----         ------



Three Months Ended December 31, 1993 Compared with Three Months Ended December 31, 1992


     The steel industry is cyclical in nature and generally characterized by overcapacity. Beginning late in fiscal year 1989 and continuing through December 1992, the industry experienced declining prices due to, among other things, reduced demand for steel products and significant price competition. Since early calendar year 1993, the industry has experienced increasing steel prices resulting from increased demand. In the first quarter of calendar year 1993, the Company announced three separate price increases, each in the amount of $10 to $20 per ton for various steel products. In addition, various producers have recently announced price increases effective in 1994 which the Company intends to follow as justified by market conditions. The Company sells substantially all of its products in the spot market at prevailing market prices. Geneva believes its percentage of such sales is significantly higher than that of most of the other domestic integrated producers. Consequently, the Company may be affected by price decreases and increases more quickly than many of its competitors. Industry experience has shown, however, that announced price increases may not be immediately realized, if at all, due to the competitive environment within the industry.

     The Company has phased in price increases as new orders have been accepted, subject to adjustments as necessary in response to market conditions. Price increases and other favorable developments, including reductions in steel imports resulting from certain of the United States trade cases, increases in customer orders, and reduced operating costs associated with completed modernization projects, resulted in improved operating results for the past three fiscal quarters. Notwithstanding these factors, there can be no assurance that the Company will be able to maintain profitable operations. See "Risk
Factors -- Recent Losses and Future Outlook."



     Net sales increased 25.7% on increased shipments of approximately 49,600 tons, or 14.7%, for the three months ended December 31, 1993 as compared to the same quarter of the previous fiscal year. The increased sales resulted from higher shipments and increased average selling prices. The weighted average sales price (net of transportation costs) per ton of sheet, plate and pipe products increased in the three months ended December 31, 1993 compared to the same quarter of the previous fiscal year by 19.4%, 6.7% and 2.0%, respectively. The overall average selling price realization per ton increased between the periods; however, this increase was offset, in part, by a shift in product mix to lower priced sheet products from higher priced plate and pipe products. Shipped tonnage of sheet increased approximately 70,700 tons or 35.9%, while shipped tonnage of plate and pipe decreased approximately 9,800 tons or 9.6% and 14,000 tons or 38.4%, respectively, between the two periods.



     During the first quarter of fiscal year 1994, the Company increased its percentage of sheet products sold. Although this shift in product mix involved increased shipments of lower priced sheet products outside of the western market at higher transportation costs, such shift improved the Company's operating margin as a result of higher throughput efficiencies. In the second quarter of fiscal year 1994, the Company will suspend production of certain plate products for approximately two months while upgrades to various processing equipment are implemented. During this period, the Company will further increase production of sheet products.



     Cost of sales includes raw materials, labor costs, energy costs (consisting primarily of oxygen, electricity and natural gas), depreciation, and other operating and support costs associated with the production process. The Company's cost of sales, as a percentage of net sales, decreased to 90.9% for the three months ended December 31, 1993 from 98.3% for the same quarter of the previous fiscal year primarily as a result of higher average selling prices. The average cost of sales per ton shipped increased approximately $4 per ton between the two periods. Costs increased as a result of production disruptions associated with modernization and other capital projects, an equipment failure that temporarily interrupted operation of one of the Company's blast furnaces, increased depreciation expense resulting from additional capital expenditures, increased wages and benefits as required by the union labor agreement, increased coke costs as a result of purchasing coke to supplement internal coke production, increased costs of purchased scrap and increases in certain other operating costs. These increased costs were offset, in part, by a shift in product mix to lower cost sheet products.



     The Company expects that certain operating costs will increase in future periods. For example, the Company's consumption of purchased coke will be higher, thereby increasing the Company's average cost of coke used in the manufacturing process. The Company currently purchases its iron ore pellets and a portion of its high volatile coal under long-term contracts that expire in fiscal year 1994. As the Company renews or replaces these contracts, the cost of these raw materials may increase. In addition, labor costs are expected to be higher due to wage increases and, in certain periods, due to the implementation of the Company's performance dividend plan. Notwithstanding these increases, the Company expects to realize significant operating cost savings as remaining projects included in the modernization program are implemented.



     Depreciation costs included in cost of sales increased approximately $0.5 million in the three months ended December 31, 1993 compared with the same quarter of the previous fiscal year. This increase was due to increases in the asset base resulting from capital expenditures. Depreciation expense will increase substantially as the various capital improvements contemplated by the Company's capital maintenance and modernization program become operational.



     Selling, general and administrative expenses for the three months ended December 31, 1993 increased approximately $1.0 million as compared to the same quarter of the previous fiscal year. The higher expenses resulted primarily from increased wages and salaries and increased outside services. The Company expects that wages and salaries will continue to increase in fiscal year 1994 primarily due to the implementation of the Company's performance dividend plan.



     Interest expense increased by approximately $0.1 million during the three months ended December 31, 1993 as compared to the same quarter of the previous fiscal year. This increase was due to higher levels of borrowing offset, in part, by an increase in interest capitalized during the first quarter of fiscal year 1993.



Fiscal Year Ended September 30, 1993 Compared with Fiscal Year Ended September 30, 1992



     Net sales increased 10.8% on increased shipments of approximately 188,000 tons, or 14.2%, for the year ended September 30, 1993 as compared to the previous fiscal year. The increased sales from higher shipments were slightly offset by lower average selling prices. Despite the price increases announced in early calendar year 1993, the weighted average sales price (net of transportation costs) per ton of plate and pipe products decreased in the year ended September 30, 1993 compared to the previous fiscal year by 1.8% and 2.6%, respectively, while the weighted average sales price per ton of sheet increased by 0.4% between the two years. The general decline in weighted average sales prices resulted from lower average selling prices and from higher transportation costs due to a shift in sales volume from the western market to the midwestern and eastern markets. The overall average selling price realization per ton was also affected by a shift in product mix to lower priced sheet products from higher priced plate products. Shipped tonnage of sheet increased approximately 271,000 tons or 39.1%, while shipped tonnage of plate and pipe decreased approximately 82,000 tons or 16.1% and 1,000 tons or 1.3%, respectively, between the two years.



     During the third and fourth quarters of fiscal year 1993, the Company increased its percentage of sheet products sold. Although this shift in product mix involved increased shipments outside of the western market, higher transportation costs and lower average selling prices as discussed above, such shift improved the Company's operating margin as a result of higher throughput efficiencies. This mix shift also allowed the Company to increase its annual shipping rate to 1.6 million tons.



     The Company's cost of sales, as a percentage of net sales, decreased to 95.3% for the year ended September 30, 1993 from 96.7% for the previous fiscal year. The average cost of sales per ton shipped decreased approximately $13 per ton between the two years. Costs declined primarily due to the shift in product mix to lower cost sheet products coupled with production efficiencies associated with the Company's completed modernization projects. These reduced costs were partially offset by increased depreciation expense resulting from additional capital expenditures, increased wages and benefits as required by the union labor agreement, increased coke costs as a result of purchasing coke to supplement internal coke production, higher costs of natural gas and increases in certain other operating costs.



     Depreciation costs included in cost of sales increased approximately $2.7 million in fiscal year 1993 compared with the previous fiscal year. This increase was due to increases in the asset base resulting from capital expenditures.



     Selling, general and administrative expenses for the year ended September 30, 1993 decreased approximately $1.7 million as compared to the previous fiscal year. The lower expenses resulted primarily from a write-off of approximately $1.0 million in the first quarter of fiscal year 1992 made as a result of replacing the Company's then existing revolving credit facility and reduced usage of outside services.



     Interest expense increased by approximately $3.4 million during the year ended September 30, 1993 as compared to the previous fiscal year. This increase was due to higher levels of borrowing offset, in part, by an increase in interest capitalized in fiscal year 1993 and a noncash write-off of deferred debt issuance costs of approximately $0.8 million resulting from the plan of financing completed in March 1993 described below.


Fiscal Year Ended September 30, 1992 Compared with Fiscal Year Ended September 30, 1991

     Net sales decreased 5.8% during the fiscal year ended September 30, 1992 compared to the previous fiscal year. This decrease was due primarily to a reduction in average price realization of 9.4% partially offset by an increase in shipments of approximately 50,000 tons or 3.8% as compared to fiscal 1991. The weighted average sales price per ton of sheet, plate and pipe products decreased in fiscal 1992 compared to fiscal 1991 by 5.9%, 9.7% and 10.2%, respectively. Plate and sheet tonnage shipped increased approximately 10,000 tons or 2.0% and 43,000 tons or 6.7%, respectively, while pipe tonnage shipped decreased approximately 3,000 tons or 2.5% between these periods. In addition to reduced prices, this product mix shift to lower priced sheet products contributed slightly to the overall reduction in price realization. The decrease in price realization adversely affected the Company's results of operations for fiscal 1992 resulting in a net loss of $13.1 million compared to net income of $17.5 million in fiscal 1991. Sheet sales increased to 44.8% of net sales for fiscal 1992 as compared with 42.0% for the previous year, while sales of plate and pipe products decreased to 41.4% and 11.2% during fiscal 1992 from 42.3% and 12.0%, respectively, of net sales during fiscal 1991.

     The Company's cost of sales as a percentage of net sales increased to 96.7% in fiscal 1992 from 88.2% for the previous fiscal year. This increase was principally a result of lower average selling prices. The average cost of sales per ton shipped decreased approximately $2 per ton between the two periods. Costs declined due to a shift in product mix to lower cost sheet products from higher cost plate and pipe products and to significantly lower costs as a result of production efficiencies associated with the Company's Q-BOP furnaces. These reduced costs were offset by increased costs and higher utilization of iron ore pellets, higher labor costs due to increased wages and benefits as scheduled under the union labor agreement, increased delivered coal costs from purchasing medium volatile coal from eastern sources, increased depreciation expense as a result of additional capital expenditures and transition costs (primarily in the first quarter of fiscal year 1992) associated with integrating new equipment and systems such as the Company's coilbox and Q-BOP facility.

     Depreciation and amortization costs included in cost of sales increased approximately $5.9 million to 4.5% of net sales in fiscal 1992 from 2.7% of net sales during fiscal 1991. This increase was due primarily to increases in the Company's asset base resulting from additional capital expenditures.

     Selling, general and administrative expenses increased approximately $0.4 million for the year ended September 30, 1992 as compared to the previous fiscal year. The higher expenses resulted primarily from a noncash write-off of deferred debt issuance costs of approximately $1.0 million in the first quarter of fiscal year 1992 made in anticipation of replacing the Company's then existing revolving credit facility and increased consulting costs associated with efforts to reduce costs, improve efficiency and otherwise enhance operating results. These increases were offset in large part by reduced accruals for profit sharing and reductions made in labor and outside services during the last two quarters of fiscal 1992.

     Interest and other income decreased by approximately $2.7 million in fiscal 1992 as compared to fiscal 1991 as a result of a decrease in available cash and cash equivalents. Cash and cash equivalents were invested in high-grade short-term securities until needed for the Company's capital maintenance and modernization program. Interest expense for the fiscal year ended September 30, 1992 increased approximately $7.5 million from the previous fiscal year due to higher levels of borrowing and a decrease in the amount of interest capitalized as projects were completed or deferred.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's liquidity requirements arise from capital expenditures and working capital requirements, including interest payments. The Company has met these requirements over the last three years principally from the incurrence of additional long-term indebtedness and cash provided by operations.

     In April 1992, the Company obtained the Revolving Credit Facility in the amount of $50 million from a syndicate of banks led by Citicorp USA, Inc., as agent, for the working capital and capital expenditure needs of the Company. The Revolving Credit Facility is secured by the Company's inventories, accounts receivable, certain general intangibles and proceeds thereof, and expires on February 28, 1995. At such time, management believes it will be necessary to obtain new or replacement credit arrangements. See "Risk Factors -- Leverage and Certain Restrictions." The Private Debt includes restrictions that currently limit borrowings under the Revolving Credit Facility to a total of $20 million. Without such restrictions, the Company will have full access to such facility. The Company's ability to borrow under the Revolving Credit Facility is subject to compliance with various financial covenants and tests contained therein. The indentures governing the 11 1/8% Senior Notes and the Senior Notes also contain certain restrictions on the Company's ability to borrow additional funds.

     In March 1993, the Company completed a plan of financing which included, among other things, (i) the public offering of $135 million principal amount of 11 1/8% Senior Notes; (ii) the private placement to certain institutional investors of $40 million of 14% cumulative redeemable exchangeable preferred stock which was subsequently exchanged in a registered offering (the "Redeemable Preferred Stock") and related warrants to purchase an aggregate of 1,132,000 shares of Class A Common Stock of the Company; and (iii) the purchase of $70 million principal amount of the then $160 million principal amount of privately-placed term debt. The 11 1/8% Senior Notes mature in 2001, are unsecured and require interest payments semi-annually on March 15 and September 15. After March 1998, the 11 1/8% Senior Notes are redeemable, in whole or in part, at the option of the Company, subject to certain redemption premiums. In the event of a change in the control, the Company must offer to purchase all 11 1/8% Senior Notes then outstanding at a premium.


     The Redeemable Preferred Stock consists of 400,000 shares, no par value, with a liquidation preference of approximately $111 per share as of December 31, 1993. Dividends accrue at a rate equal to 14% per annum of the liquidation preference and, except as provided below, are payable quarterly in cash from funds legally available therefor. For dividend periods ending before April 1996, the Company may, at its option, add dividends to the liquidation preference in lieu of payment in cash. In fiscal year 1993 and for the three months ended December 31, 1993, the Company elected to add the applicable quarterly dividends to the liquidation preference. After March 1994, the Redeemable Preferred Stock is exchangeable, at the Company's option, into subordinated debentures of the Company due 2003 (the "Exchange Debentures"). The Company is obligated to redeem all of the Redeemable Preferred Stock in March 2003 from funds legally available therefor. The Company's ability to incur debt resulting from the exchange of the Redeemable Preferred Stock for Exchange Debentures and to pay cash dividends on the Redeemable Preferred Stock is subject to compliance with the covenants and tests contained in the indenture governing the 11 1/8% Senior Notes and in the Revolving Credit Facility. After March 1998, both the Redeemable Preferred Stock and Exchange Debentures are redeemable, at the Company's option, subject to certain redemption premiums. While not affecting net income (loss), dividends and the accretion required over time to amortize the original issue discount associated with the Redeemable Preferred Stock will negatively impact quarterly earnings per share, which impact is currently $.11 per share per quarter. For the fiscal year ended September 30, 1993, these dividends and accretion reduced earnings by $.23 per share. The warrants to purchase Geneva's Class A Common Stock are exercisable at $11 per share, subject to adjustment in certain circumstances, and expire in March 2000.


     The debt instruments governing the Revolving Credit Facility and the 11 1/8% Senior Notes contain cross default and other customary provisions. Financial covenants contained in the Revolving Credit Facility and/or the 11 1/8% Senior Notes also include, among other things, a limitation on dividends and distributions on capital stock of the Company, a tangible net worth maintenance requirement, a leverage ratio maintenance requirement, an interest coverage requirement, a cumulative cash flow requirement, a cumulative capital expenditure limitation, a limitation on the incurrence of additional indebtedness unless certain financial tests are satisfied, a limitation on mergers, consolidations and dispositions of assets and a limitation on liens. The Company has from time to time entered into amendments relaxing certain of the covenants and tests contained in the Revolving Credit Facility and may be required to seek additional amendments in the future. See "Risk
Factors -- Leverage and Certain Restrictions."


     Besides these financing activities, the Company's major source of liquidity has been cash provided by operations. Net cash provided by (used for) operating activities was $47.8 million, $8.2 million, $64.4 million and $(1.7) million for fiscal years 1991, 1992 and 1993 and for the first quarter of fiscal year 1994, respectively. Of the $64.4 million provided by operations in fiscal year 1993, approximately $29.0 million resulted from an increase in current liabilities primarily associated with higher manufacturing volumes and increased purchases related to the modernization program. In addition, during fiscal year 1993 the Company received income tax refunds of approximately $24.5 million related to the carryback of calendar year 1992 and 1991 losses to prior years. The $1.7 million used for operating activities during the three months ended December 31, 1993 included approximately $11.7 million resulting from an increase in current assets substantially offset by net income and depreciation and amortization of approximately $7.8 million.



     The Company expects its modernization program and capital maintenance and other expenditures to require significant cash resources over the next several years. Modernization program expenditures were approximately $269 million from the inception of the program through December 31, 1993. The modernization program currently provides for capital expenditures totaling approximately $118 million during fiscal years 1994 and 1995, including approximately $33 million spent during the first quarter of fiscal year 1994. In addition, the Company expects to spend approximately $60 million for capital maintenance and other projects during these years. See "The Modernization Program."

     Upon completion of the Refinancing, the Company believes it will have sufficient liquidity and financial flexibility to complete the remaining modernization and planned capital maintenance and other projects. The Refinancing has been undertaken by the Company to replace the Private Debt with the Senior Notes having a lower interest rate and a longer maturity. In addition, the Refinancing will increase the Company's liquidity and financial flexibility by providing improved access to borrowings under the Revolving Credit Facility and by eliminating near-term principal sinking fund requirements contained in the Private Debt. See "The Refinancing." The Company will continue to incur substantial capital expenditures after completion of the modernization program. Moreover, there can be no assurance that the costs of modernization or capital maintenance and other projects will not exceed those currently anticipated by the Company. See "Risk Factors -- Need to Modernize; Capital Expenditures."


     The Company will be required to make substantial interest and dividend payments on the 11 1/8% Senior Notes, the Redeemable Preferred Stock or the Exchange Debentures, and outstanding balances under the Revolving Credit Facility, together with interest on the Senior Notes and any additional funding necessary for the expected and future capital expenditures and other working capital needs. The Company anticipates that, following consummation of the Refinancing, its annual debt interest expense will be approximately $27 million and that its annual preferred stock dividends will be approximately $6 million. Dividends not paid in cash before April 1996 will be added to the liquidation preference of the Redeemable Preferred Stock as discussed above. As of December 31, 1993, the Company had $16.1 million in cash and cash equivalents. Although the Company believes that the cash and cash equivalents on hand, together with anticipated cash from future operations, expected borrowings under the Revolving Credit Facility and the remaining net proceeds of this offering after the Refinancing, will provide sufficient liquidity for the Company to meet its debt service requirements and to complete the remaining modernization and planned capital maintenance and other projects, there can be no assurance that these sources will be adequate to fund completion of these projects. The Company continues to focus on cost control, revenue enhancement and cash flow management.



     The Company is nearing completion of the continuous casting facility and related improvements. Although the Company has implemented measures designed to minimize production interruptions and start-up difficulties, there can be no assurance that such conditions will not occur as the continuous caster becomes operational or that the start-up phase will not extend beyond the anticipated six-month period. Moreover, the Company anticipates that in any event it will temporarily incur significant start-up and transition costs as the remaining projects included in the modernization program are completed and implemented.


     The short-term and long-term liquidity of the Company is dependent upon several factors, including the Company's ongoing operations, availability of financing, foreign currency fluctuations, competitive and market forces, modernization and environmental expenditures and general economic conditions. Similarly, the United States steel market is subject to cyclical fluctuations that may affect the amount of cash internally generated by the Company and the ability of the Company to obtain external financing. Consequently, there can be no assurance that the Company will have sufficient resources to fund all of its planned and future modernization requirements and capital maintenance and other projects or to satisfy other working capital and cash needs. See "Risk
Factors -- Need to Modernize; Capital Expenditures." In such event, the Company intends to pursue alternative financing strategies, which may include additional borrowings or the sale of equity securities. The Company has considered the feasibility of creating a class of non-voting common stock that, among other things, could be used in an equity offering. Should the Company determine to proceed with any such financing strategies in the future, there can be no assurance that the Company can obtain any consents or approvals that may be required from existing lenders or stockholders or that such financings could be consummated on terms favorable to the Company or at all.

     Inflation can be expected to have an effect on many of the Company's operating costs and expenses. Due to worldwide competition in the steel industry, the Company may not be able to pass through such increased costs to its customers. See "Risk Factors -- Cost of Raw Materials."

                                    BUSINESS

BACKGROUND

     The Company owns and operates the only integrated steel mill operating west of the Mississippi River. The Company's mill manufactures hot-rolled sheet, plate and pipe products for sale primarily in the western and central United States.


     The steel mill is located 45 miles south of Salt Lake City, Utah on approximately 1,400 acres. The steel mill's facilities include four batteries of 63 coke ovens each (approximately 185 of which are presently in service), three blast furnaces and two Q-BOP furnaces. The Company's coke ovens produce coke from a blend of various grades of metallurgical coal. Coke is used as the principal fuel for the Company's blast furnaces, which reduce iron ore to iron. The Company generally operates only two of its three blast furnaces at a time. The iron is then further refined and mixed with scrap metal and metallic alloys in the Q-BOP furnaces to produce liquid steel. The liquid steel is poured into ingot molds, which are rolled into slabs that are conditioned and either direct rolled or allowed to cool and then reheated when further processed. These slabs are finished into hot-rolled steel products (sheet, plate and pipe) in the Company's finishing mills. The Company currently direct rolls approximately 55% of its finished steel products. The Company is substantially replacing its existing ingot casting process with a continuous casting facility and related improvements. Construction of the continuous caster project is expected to be completed in March 1994 followed by a start-up period of approximately six months. The continuous caster and wide plate coiler projects are expected to realize an estimated 13% improvement in yield which, together with other process benefits, are estimated to reduce operating costs (excluding depreciation) by approximately $39 per ton (assuming a product mix containing a higher percentage of plate products than the Company's current mix and an annual production rate of 1.9 million tons). See "The Modernization Program."


     The Company acquired the steel mill and related facilities from USX on August 31, 1987 at a price of approximately $44.1 million plus the assumption of certain liabilities. USX had operated the mill from 1944 until 1986, when it placed the mill on hot-idle status. The Company began shipping finished steel products 33 days after the acquisition even though the mill had been on hot-idle status for over a year and initially had no finished goods, work-in-process or major raw material inventories. The rapid start-up schedule was aided by the hiring of selected USX operating management personnel familiar with the mill, many of whom continue to be responsible for the mill's day-to-day operations. Since the Company began operations, its strategy has been to be a low-cost producer and to optimize its product quality and mix.

     Pursuant to the acquisition agreement between USX and the Company, USX retained liability for retiree life insurance, health care and pension benefits relating to employee service prior to the acquisition. USX also indemnified the Company for costs due to any environmental condition existing on the Company's real property as of the acquisition date that is determined to be in violation of environmental laws, subject to the Company's sharing the first $20 million of certain clean-up costs on an equal basis. The Company believes it has paid all amounts necessary to satisfy its obligations under the cost-sharing arrangement. The USX indemnity is a continuing obligation and is not by its terms subject to termination after any specified time. Except for the foregoing cost-sharing arrangement, the Company generally assumed all obligations relating to the operation of the steel mill after the acquisition.

PRODUCTS

     The Company's principal product lines are hot-rolled sheet, plate and pipe products. The Company also sells semi-finished slabs from time to time, as well as non-steel materials that are by-products of its steel-making operations.


     The Company has a 132-inch combination continuous rolling mill, the widest of its type in the world, which gives the Company the flexibility to alter its mix of sheet and plate products in response to customer demands and changing market conditions and the opportunity to maximize utilization of the facilities. Generally, the Company manufactures products in response to specific customer orders. During fiscal year 1993 and the quarter ended December 31, 1993, the Company increased its percentage of sheet products

(including large coils) sold pursuant to Geneva's product mix optimization efforts. These efforts generally allow Geneva to focus on products with the highest margin contribution based on throughput efficiency. The Company's product sales mix for fiscal year 1989 through December 31, 1993 is shown below:



                                                                                 THREE MONTHS
                                     FISCAL YEAR ENDED SEPTEMBER 30,          ENDED DECEMBER 31,
                                 ----------------------------------------     ------------------
                                 1989     1990     1991     1992     1993            1993
                                 ----     ----     ----     ----     ----     ------------------
        Sheet..................   56 %     42 %     42 %     45 %     56 %             64%
        Plate..................   33       46       42       41       31               25
        Pipe...................    8        9       12       11       10                7
        Non-steel..............    3        3        4        3        3                4
                                 ----     ----     ----     ----     ----             ---
                  Total........  100 %    100 %    100 %    100 %    100 %            100%
                                 ----     ----     ----     ----     ----             ---
                                 ----     ----     ----     ----     ----             ---


     Sheet. The mill produces hot-rolled sheet steel which is sold in sheet or coil form in thicknesses of .06 to .50 of an inch and widths of 24 to 72 inches. Maximum widths vary according to thickness. Included in the sheet products made by the Company are cut length sheet, hot-rolled bands and tempered coil. Sheet is used in a variety of applications such as storage tanks, light structural components and supports, and welded tubing.

     Plate. The Company's plate products consist of hot rolled carbon and high-strength low alloy steel plate cut to length and finished, in widths varying from 48 to 120 inches and in thicknesses varying from .19 of an inch to 3 inches. The Company produces both strip mill plate and finished plate. Plate can be used for flat work such as floor plate with anti-skid surfaces and for heavy steel structures such as storage tanks, railroad cars, ships and bridges.

     Pipe. The Company produces electric resistance welded pipe ("ERW pipe") ranging from approximately 7 to 16 inches in diameter. ERW pipe is manufactured by heating and fusing the edges of the steel to form the pipe. The Company's ERW pipe is used primarily in pipelines, including water, natural gas and oil transmission and distribution systems, and in standard and structural pipe applications.

     Non-Steel. The Company also sells products produced by its foundry operation and various by-products resulting from its steel-making activities.

MARKETING; PRINCIPAL CUSTOMERS

     The Company sells its sheet and plate products primarily to steel service centers and distributors, which in recent years have become one of the largest customer groups in the domestic steel industry. Service centers and distributors accounted for approximately 80% of the Company's sales in fiscal 1993. The Company also sells its products to steel processors and various end-users, including manufacturers of welded tubing, highway guardrail, storage tanks, railcars, ships and agricultural and industrial equipment. The Company believes that sales of its products, either directly or through service centers or distributors, to automotive or appliance manufacturers have been immaterial. The Company has developed a broad customer base. In fiscal year 1993, the Company sold its products domestically to approximately 280 customers in 42 states and abroad through exporters to approximately 6 customers in Canada and Mexico.


     The Company sells its ERW pipe to end-users and through distributors primarily in the western and central United States where demand for pipe fluctuates in partial response to oil and gas industry cycles. The Company also sells products in the export market. Export sales, which generally have lower margins than domestic sales, accounted for approximately 5.5%, 5.9% and 1.9%, respectively, of the Company's net sales during fiscal years 1991, 1992 and 1993, respectively. Export sales have decreased as a result of the Company's involvement in certain trade cases in Canada and Mexico. Sales in Canada and Mexico for fiscal year 1993 and the three months ended December 31, 1993 were immaterial.


     In November 1993, the United States Congress approved the North American Free Trade Agreement ("NAFTA") designed to create a free-trade zone among the United States, Canada and Mexico. NAFTA is expected to gradually eliminate general tariffs on steel products among these countries. Although the long-term impact of NAFTA is uncertain, the Company believes that the effect of NAFTA will likely be positive by broadening the potential market for its products and stimulating general economic growth. NAFTA will not eliminate domestic trade laws in each of the three countries governing the imposition of anti-dumping and countervailing duties or resolve any of the existing trade cases involving the Company and other steel producers. See "-- Competition and Other Market Factors."

     The Company's principal direct marketing efforts are in the western United States. Its proximity to this market gives the Company a considerable cost advantage over competitors located in the central and eastern United States which must incur higher transportation costs than the Company to deliver products to customers in this region. Five sales representatives are employed in this market, two of whom are located in the greater Los Angeles area, the largest single market for steel in the western United States. Based on industry information and the Company's own estimates, the Company believes that it sold approximately 36% and 33% of the hot-rolled sheet and plate, respectively, purchased in the eleven western states during the nine months ended September 30, 1993.

     The Company also sells its products in the central United States, where it believes there are attractive growth opportunities for the Company. The Company currently has a small share of this market. Substantially all its sales in this region are made through a sales arrangement with Mannesmann, the United States steel marketing subsidiary of Mannesmann A.G., a major German industrial company. The sales arrangement entitles Mannesmann to sell the Company's products in 15 central states and to certain of the Company's customers in the eastern United States and to receive a variable commission on its sales. Mannesmann has an exclusive right to sell the Company's products in these areas, except that the Company is entitled to make direct sales subject to a commission payable to Mannesmann on certain sales. Within the 15 central states mentioned above, Mannesmann is prohibited from selling products that compete with the Company's products. The payment terms provide that Mannesmann make a production prepayment. The prepayment is recorded as a production prepayment until the product is shipped, at which time the sale is recorded. The arrangement may be terminated upon six month's notice by either Mannesmann or the Company in December 1995 and at three-year intervals thereafter. Mannesmann accounted for approximately 27% and 41% of the Company's net sales in fiscal years 1992 and 1993, respectively. Any termination or disruption of the Company's arrangements with Mannesmann could have a material adverse effect on the Company's results of operations and financial condition.

     The Company's strategy is to maintain its core market in the western United States, where its market position is the strongest, and to increase growth in the central region, while focusing on profit maximization. The Company believes that service centers and distributors account for a substantially larger proportion of its sales than of sales for the industry as a whole. In addition, demand from this customer group historically has experienced wide fluctuations due to substantial changes in the group's inventory levels. In view of these factors, the Company intends to develop a more diverse customer base, including steel processors and various end-users, while retaining strong relationships with service center and distributor customers. The Company expects its modernization program to play a critical role in the implementation of these strategies by enabling the Company to provide higher quality products and to gain access to a wider range of customers than previously permitted.


     The Company generally produces steel in response to specific orders. As of December 31, 1993, the Company had estimated total orders on hand for approximately 260,000 tons compared to approximately 167,000 tons as of December 31, 1992. The Company does not believe that its orders on hand are necessarily indicative of future operating results.


EMPLOYEES; LABOR AGREEMENT

     The Company has a workforce of approximately 2,600 full-time employees, of whom approximately 510 are salaried and approximately 2,090 are hourly. The Company's 178 operating management personnel generally have had considerable experience in the steel industry. Almost half have more than 20 years of industry experience, with most of the remaining managers ranging in experience from 10 to 20 years. The Company's senior operating managers have an average of over 25 years of industry experience.

     Substantially all of the Company's hourly employees are represented by the United Steelworkers of America under a collective bargaining agreement that expires in February 1995. The agreement replaced the prior contract which terminated in August 1993. The new agreement resulted from extensive negotiations and generally continued the provisions of the prior contract with the exception of the economic terms discussed below. See "Risk Factors -- Labor Agreement."

     The new labor agreement implemented immediate wage increases of $.25 per hour for all represented employees and an additional $.15 per hour increase effective in September 1994. The agreement also contains a performance dividend plan designed to reward employees for increased shipments of steel products. Compensation under the plan includes a guaranteed $.33 per hour payment for all represented workers in addition to the foregoing pay increases. The guaranteed payment is based on an annual shipment rate of 1.5 million tons. As shipments increase above this level, compensation under the plan will also increase.

     The Company believes that its labor agreement is an important competitive advantage. Although the Company's wage rates under the agreement are high by local standards and comparable to regional competitors, its total hourly labor costs are substantially below recent industry averages compiled by the American Iron and Steel Institute. The Company's labor agreement has been a significant factor in attracting a motivated workforce. Unlike labor agreements negotiated by many other domestic integrated steel producers, the Company's labor agreement does not contain traditional work rules, limits the Company's financial pension obligations to a defined contribution plan, entitles the Company to reduce its profit sharing obligations by an amount equal to a portion of its capital expenditures, and does not require the Company to pay any retiree medical expenses. The Company did not assume any pension obligations or retiree medical obligations related to workers' service while the plant was owned by USX.

     In addition to the wage increases described above, the Company has increased salaries and wages for all non-union employees. Geneva has also implemented a performance dividend plan for such employees that provides additional compensation as increased shipment levels are met. Unlike the union plan, however, there are no guaranteed payments.

     The Company's profit sharing obligations under the labor agreement are based on earnings before taxes and extraordinary items. Unlike the profit sharing arrangements of many major domestic integrated steel producers, the Company's profit sharing obligations are reduced by an amount equal to a portion of its capital expenditures. The Company is required to contribute each year to the profit sharing pool 10% of earnings before taxes and extraordinary items after deducting 25% of the first $50 million of capital expenditures and 30% of all additional capital expenditures in such year (including, in each case, capital maintenance). Total profit sharing payments accrued in fiscal year 1991 was $0.7 million. No profit sharing amounts were accrued for fiscal years 1992 and 1993. All payments made to workers under the union performance dividend plan are deducted from any profit sharing obligations otherwise required.

RAW MATERIALS AND RELATED SERVICES

     The Company is strategically located near major deposits of many of the principal raw materials used to make steel, including iron ore, high volatile coal, limestone and natural gas. The Company believes that, in certain instances, this proximity, together with its importance as a customer to suppliers of these materials, enhances its ability to obtain competitive terms for these raw materials. As the Company evaluates emerging technologies for the production of iron and steel, it intends to focus on those technologies that allow increased utilization of resources available in the western United States.

     Iron Ore. The Company's steel-making process can use both iron ore and iron ore pellets. In recent years, the Company has used an average mix of approximately 30% iron ore and 70% iron ore pellets in its blast furnaces. However, the Company is currently using a higher percentage of iron ore pellets in an effort to maximize operating efficiencies of its blast furnaces in response to increased production needs. The Company obtains its iron ore from deposits at mines in Utah. The ore is mined by an independent contractor under claims owned by the Company and transported by railroad to the steel mill. The Company expects future costs of recovery of this ore to increase gradually as the reserves are depleted.

     The Company purchases iron ore pellets from USX pursuant to a contract whereby USX is obligated to supply, and the Company is obligated to purchase, 58% of the Company's iron unit requirements through August 1994. The contract provides for price adjustments on September 1 of each year, which adjustments are tied to a published iron ore pellet price. As the Company increases production levels, it may continue to use a higher percentage of iron ore pellets. The Company has reached a preliminary agreement with USX concerning a new contract that will contain higher pellet prices. Geneva is currently negotiating with various railroads to obtain lower transportation costs in an effort to offset the pellet price increases.


     Coal and Coke. The coke batteries operated by the Company require a blend of various grades of metallurgical coal. The Company currently obtains most of its high volatile coal from a mine in central Utah owned by Sunnyside Coal Company ("Sunnyside"). Shipments under the Company's contracts with Sunnyside terminate in March 1994. Geneva does not presently anticipate renewing the contracts with Sunnyside. The Company also currently purchases high volatile coal from Pacific Basin Resources ("Pacific"), another western mine, under a contract that expires in March 1997. The Company may in the future purchase additional volumes of such coal from Pacific.



     The Company currently purchases medium volatile coal under short-term contracts from sources in the eastern United States. Although the Company believes that medium volatile coal is available from several alternative eastern suppliers, the Company is subject to price volatility resulting from fluctuations in the spot market. In the future, the Company may, however, purchase medium volatile coal under longer-term contracts and may also purchase other grades of metallurgical coal from eastern sources. There can be no assurance that the Company's blend of coal will not change or that its overall cost of coal will not increase.


     The Company is currently purchasing coke as a result of its increasing steel production and decreasing capacity to produce its own coke. The ability of other domestic integrated steel mills to produce coke is also decreasing, thereby increasing the demand for purchased coke in the United States. The Company purchases coke from Mitsubishi International Corporation pursuant to a renewable agreement that expires in December 1995. The Company is currently arranging additional sources of purchased coke. As the Company's consumption of purchased coke increases, the Company's average cost of coke used in the manufacturing process will be higher. See "Risk Factors -- Cost of Raw Materials."

     Energy. The Company's steel operations consume large amounts of oxygen, electricity and natural gas. The Company purchases oxygen under a contract with Big Three Industries, Inc. expiring in calendar year 1998. The oxygen is delivered from an air separation plant located on the Company's premises but owned by the supplier. In July 1990, the Company entered into an agreement with Praxair, Inc. ("Praxair") to construct, own and operate a facility (the "Oxygen Facility") at the steel mill for the production, compression, storage and vaporization of additional oxygen, as well as nitrogen and argon. The contract expires in 2006 and specifies that the cost associated with the construction and operation of the Oxygen Facility be borne by Praxair. The Company is required to pay a monthly charge for the right to receive 100% of the production of the Oxygen Facility.

     The Company generates a substantial portion of its electrical requirements using a 50 megawatt rated generator located at the steel mill and currently purchases the remainder of its electrical requirements from Utah Power & Light Company ("UP&L") under a 90 megawatt interruptible power contract expiring in 1999. The contract provides for price increases tied to the cost of energy used by the utility to produce electricity. The Company has recently executed a firm power contract expiring in 1999 with UP&L under which the Company will be entitled to purchase any additional electrical needs, up to 60 megawatts, beginning in March 1994. The firm contract provides for energy charges and price increases similar to the interruptible contract but also includes a significantly higher capacity charge.

     Natural gas is purchased at the wellhead in the Rocky Mountain region and is transported to the steel mill by pipeline. The Rocky Mountain region has substantial deposits of natural gas.

     Other. The Company's mill is served by both the Southern Pacific Transportation Company and the Union Pacific Railroad Company. The Company believes that it is one of the largest western customers of each railroad. The Company's location in the western United States facilitates backhauling, which reduces freight costs. The Company also owns mining claims in a limestone quarry located approximately 30 miles from the Company's plant. The limestone is mined by the Company and transported by railroad to the mill.

     The Company uses scrap metal obtained from its own operations and external sources in its steel-making process. As the Company increases its production volume, management anticipates that increased amounts of scrap will be purchased.

     The cost of the Company's raw materials, including energy, has been susceptible in the past to fluctuations in price and availability. Worldwide competition in the steel industry has frequently limited the ability of steel producers to raise finished product prices to recover higher raw material costs. The Company's future profitability will be adversely affected to the extent it is unable to pass on higher raw material costs to its customers.

COMPETITION AND OTHER MARKET FACTORS

     The Company competes with domestic and foreign steel producers on the basis of price, quality and service. Many of the Company's competitors are larger, have greater capital resources, more modern technology and larger sales organizations than the Company. Intense worldwide sales competition exists for all the Company's products. Both the industry and the Company face increasing competition from producers of certain materials such as aluminum, composites, plastics and concrete which compete with steel in many markets.


     The Company believes that certain of its raw material arrangements, particularly with respect to energy, and its current labor contract are favorable in relation to those of the domestic steel industry as a whole. The Company believes that its geographic location enhances its ability to compete in the western United States, because its more distant domestic competitors in the central and eastern United States must absorb considerable freight costs in order to compete in the western region. The Company is, however, presently at a competitive disadvantage with respect to product quality factors, particularly with respect to sheet products. This disadvantage is due in large part to the fact that the Company's steel mill was built during World War II and, before the modernization program, incorporated only a few of the advances that have since evolved in steel-making technology. The Company believes that its modernization program will enhance the competitiveness of both its products and services. However, standards of quality in the steel industry are rising as buyers continually expect higher quality products. Foreign and domestic producers continue to invest heavily to achieve increased production efficiencies and product quality.


     The steel industry is cyclical in nature and highly competitive. Although domestic industry capacity has been substantially reduced in recent years, overall throughput capacity and competition have begun to increase due to construction of mini-mills, improvements in production efficiencies and the restructuring of certain domestic integrated producers under federal bankruptcy laws. See "Risk Factors -- Cyclicality, Competition and Other Industry Factors."

     Foreign competition is a significant factor in the steel industry and has adversely affected product prices in the United States and tonnage sold by domestic producers. The intensity of foreign competition is substantially affected by fluctuations in the value of the United States dollar against several other currencies. The attractiveness of the United States steel markets to foreign producers has been diminished during recent years by a substantial decline in the value of the United States dollar relative to certain foreign currencies. However, foreign exchange rates are subject to substantial fluctuations, and there can be no assurance that this condition will continue to exist. In addition, many foreign steel producers are controlled or subsidized by foreign governments whose decisions concerning production and exports may be influenced in part by political and social policy considerations as well as by prevailing market conditions and profit opportunities. Existing trade laws and regulations may be inadequate to prevent unfair trade practices whereby imports could pose increasing problems for the domestic steel industry and the Company.

     In June 1992, the Company joined with other domestic steel producers in filing cases with the United States Department of Commerce and the ITC alleging that producers in certain foreign countries had engaged in subsidization and dumping practices in contravention of the United States trade laws and the General

Agreement on Tariffs and Trade. On July 27, 1993, the ITC issued final injury determinations in the flat-rolled cases. The ITC found injury in 97% of the value of the subject imports in the cut-to-length plate product cases, 92% in the higher-value-added corrosion resistant product cases, 37% in the cold-rolled product cases and no injury in the hot-rolled products cases. Anti-dumping and countervailing duties are being collected on all imports covered by the affirmative ITC determinations. The domestic producers and many of the foreign producers have appealed the ITC determinations to the United States Court of International Trade. The failure to impose significant duties, or the lifting of existing duties, could have an adverse effect on prevailing prices for the Company's products affected thereby. As the modernization program nears completion, the Company's product mix will likely shift toward plate products. The ITC rulings pertaining to the plate cases have generally benefitted the Company; however, the positive impact of such cases has been offset to the extent other foreign plate producers have increased shipments into the domestic market. The Company is concerned that the hot-rolled product market could come under increased price and volume pressure from foreign imports. Certain domestic steel producers, including Geneva, are monitoring this situation closely and may bring additional cases if warranted by the circumstances. The Company and other domestic plate producers are also considering the possibility of commencing additional plate cases with respect to certain countries not covered by the current cases.

     During the past two years, steel producers in Canada and Mexico have filed trade cases in their respective countries against domestic steel producers, including the Company. Although the Canadian cases have been resolved in favor of the Company and other domestic producers, such cases are subject to appeal and other cases affecting the Company could be filed in the future. The Mexican cases are at various stages of resolution. Sales by the Company and other domestic producers to such countries could be adversely affected by trade litigation, thereby increasing competition in domestic markets.


     Integrated steel producers are facing increasing competitive pressures from mini-mills. Mini-mills are generally smaller volume steel producers which use ferrous scrap metal as their basic raw material and serve regional markets. These operations generally produce lower margin, commodity type steel goods such as bars, rods and structural products. A number of mini-mills also produce plate and pipe products that compete directly with the Company's products. In addition, two mini-mills have announced intentions to construct facilities that will produce wide plate in coil form, thereby potentially competing with products produced by the Company. Geneva believes, however, that such mills will likely use technology with lower throughput efficiency, product yield and surface quality. Geneva also believes that such mills will focus on different grades of products and produce products with somewhat narrower widths. Recently developed thin slab/direct rolling techniques have allowed mini-mills to produce the types of sheet products that have traditionally been supplied by integrated producers. Two mini-mills located in the midwestern United States produce these types of sheet products. Moreover, several mini-mill operators have announced or expressed an intention to construct new sheet product facilities in the western United States and other regions that, if constructed, are expected to further increase competition.


ENVIRONMENTAL MATTERS

     Compliance with environmental laws and regulations is a significant factor in the Company's business. The Company is subject to federal, state and local environmental laws and regulations concerning, among other things, air emissions, wastewater discharge, and solid and hazardous waste disposal. The Company believes that it is in compliance in all material respects with all currently applicable environmental regulations.


     The Company has incurred substantial capital expenditures for environmental control facilities, including the Q-BOP furnaces, the wastewater treatment facility, the benzene mitigation equipment and the coke oven gas desulfurization facility. The Company has budgeted a total of approximately $3.8 million for environmental capital improvements in fiscal years 1994 and 1995. Of this amount, approximately $3.5 million is included in the Company's capital maintenance and other projects budget and the remaining $0.3 million is included in the modernization program. Such improvements include the completion of a coke oven gas desulfurization facility ($0.3 million), construction of a sinter plant bag house ($2.7 million) and the installation of a coke flare system ($0.8 million). Environmental legislation and regulations have changed rapidly in recent years and it is likely that the Company will be subject to increasingly stringent environmental standards in the future. Although the Company has budgeted substantial expenditures for environmental matters in connection with capital maintenance and other projects and the modernization program, it is not possible at this time to predict the amount of capital expenditures that may ultimately be required to comply with all environmental laws and regulations.

     In August 1993, the Company received notice that the Environmental Protection Agency (the "EPA") was overfiling on certain notices of violation that had previously been settled with the State of Utah for $21,000. The amount of the claim that may be asserted by the EPA is unknown. The Company has met informally with the EPA and believes that this matter may be resolved without significant penalties being assessed. Because of the preliminary nature of the proceedings, however, the Company is unable to predict the amount of any claim or the eventual outcome of the proceedings.


     Under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), EPA and the states have authority to impose liability on waste generators, site owners and operators and others regardless of fault or the legality of the original disposal activity. Other environmental laws and regulations may also impose liability on the Company for conditions existing prior to the Company's acquisition of the steel mill.


     At the time of the Company's acquisition of the steel mill, the Company and USX identified certain hazardous and solid waste sites and other environmental conditions which existed prior to the acquisition. USX has agreed to indemnify the Company (subject to the sharing arrangements described below) for any fines, penalties, costs (including costs of clean-up, required studies, and reasonable attorneys' fees), or other liabilities for which the Company becomes liable due to any environmental condition existing on the Company's real property as of the acquisition date that is determined to be in violation of any environmental law, is otherwise required by applicable judicial or administrative action, or is determined to trigger civil liability (the "Pre-existing Environmental Liabilities"). The Company has provided a similar indemnity (but without any similar sharing arrangement) to USX for conditions that may arise after the acquisition. Although the Company has not completed a comprehensive analysis of the extent of the Pre-existing Environmental Liabilities, such liabilities could be material.

     Under the acquisition agreement between the two parties, the Company and USX agreed to share on an equal basis the first $20 million of costs incurred by either party to satisfy any government demand for studies, closure, monitoring, or remediation at specified waste sites or facilities or for other claims under CERCLA or the Resource Conservation and Recovery Act. The Company is not obligated to contribute more than $10 million for the clean-up of wastes generated prior to the acquisition. The Company believes that it has paid the full $10 million necessary to satisfy its obligations under the cost-sharing arrangement. The Company's ability to obtain indemnification from USX in the future will depend on factors which may be beyond the Company's control and may be subject to dispute.

PROPERTIES

     The Company's principal properties consist of the approximately 1,400-acre site on which the steel mill and related facilities are located, the Company's iron ore mines in southern Utah and the limestone quarry near the steel mill. The Company also leases from the State of Utah, under a lease expiring in 2016, a 300-acre site which includes a retention pond. The retention pond is a significant part of the Company's water pollution control facilities. Although the Company's facilities are generally suitable to its needs, the Company believes that it must make significant capital investments to achieve levels of productivity and quality attained by its competitors. See "Risk Factors -- Need to Modernize; Capital Expenditures," "The Modernization Program" and
"Business -- Competition and Other Market Factors."

LEGAL PROCEEDINGS

     Other than the matters described under "-- Competition and Other Market Factors" and "-- Environmental Matters," the Company is a party to routine legal proceedings incident to its business. In the opinion of management, none of the proceedings to which the Company is currently a party are expected to have a material adverse effect on the Company's business or financial condition.

                                   MANAGEMENT

     The following table sets forth certain information with respect to the directors and executive officers of the Company.


         NAME              AGE                          POSITION
- -----------------------    ---     --------------------------------------------------
Joseph A. Cannon.......     44     Chairman of the Board and Chief Executive Officer
Robert J. Grow.........     44     President, Chief Operating Officer and Director
Richard D. Clayton.....     37     Executive Vice President, Vice President of
                                   Environment and Director
Max E. Sorenson........     44     Senior Vice President of Engineering and
                                   Technology
Dennis L. Wanlass......     45     Vice President, Treasurer and Chief Financial
                                   Officer
Carl E. Ramnitz........     47     Vice President of Human Resources
Philip E. Jones........     58     Vice President of Customer Service and Marketing
Ken C. Johnson.........     35     Vice President, Secretary and General Counsel
Ralph F. Powers........     59     Vice President of Manufacturing
A. Blaine Huntsman.....     57     Director
A. Thurl Jacobson......     74     Director
Arch L. Madsen.........     80     Director
R. J. Shopf............     60     Director


     JOSEPH A. CANNON has been a director of the Company since its inception in February 1987, and has served as Chairman of the Board of Directors from March 1987 to the present. Mr. Cannon served as President of the Company from July 1987 to May 1991 and as Chief Executive Officer from July 1987 to July 1991 when he resigned in order to run for the U.S. Senate. Mr. Cannon returned to the Company as Chief Executive Officer in October 1992. From February 1985 to September 1987, Mr. Cannon was engaged in the private practice of law with Pillsbury, Madison & Sutro in its Washington, D.C. office, specializing in environmental law. From May 1981 to February 1985, he was employed in various capacities by and became Assistant Administrator of the Environmental Protection Agency. As Assistant Administrator, Mr. Cannon was responsible for the development, implementation and enforcement of federal air quality and radiation regulations throughout the United States.

     ROBERT J. GROW has been Chief Operating Officer of the Company since December 1989 and was elected as President in May 1991. From August 1988 to December 1989, he was employed by the Company in various capacities, including Vice President, Executive Vice President and General Counsel. He has served as a director of the Company from its inception. From 1976 to September 1987, Mr. Grow was engaged in the private practice of law with the Salt Lake City, Utah law firm of Kimball, Parr, Waddoups, Brown & Gee specializing in real property and general corporate law. Mr. Grow also holds a B.S. degree in Electrical Engineering from the University of Utah.

     RICHARD D. CLAYTON has been a director of the Company since February 1993 and has served as Executive Vice President and Vice President of Environment since November 1991. He was Vice President of Environment and Special Projects of the Company from December 1989 through October 1991 and Vice President of Energy and Special Projects from July 1989 to December 1989. From 1981 to July 1989, Mr. Clayton was engaged in the private practice of law with Kimball, Parr, Waddoups, Brown & Gee, specializing in corporate counseling, real property and tax law.

     MAX E. SORENSON has been Senior Vice President of Engineering and Technology of the Company since November 1991. He was Vice President of Engineering from December 1989 through October 1991. Before joining the Company, Mr. Sorenson was employed by Inland Steel Company, most recently as Manager of Research and Development for Raw Materials and Primary Processes. Mr. Sorenson holds a B.S. degree in

Metallurgical Engineering from the University of Utah and a Masters degree in Industrial Management from Purdue University.

     DENNIS L. WANLASS has been Vice President, Treasurer and Chief Financial Officer of the Company since September 1989 and was Controller of the Company from January 1988 to September 1989. Before joining the Company, Mr. Wanlass was employed by Eastman Christensen, then a joint venture of Norton Company and Texas Eastern, in various accounting and financial capacities. Mr. Wanlass is a certified public accountant.

     CARL E. RAMNITZ has been Vice President of Human Resources since October 1988 and was Vice President of Human Resources and Public Affairs of the Company from September 1987 to September 1988. Prior to joining the Company, he was employed by USX Corporation ("USX") for 18 years in various employment and labor related capacities, most recently as Manager of Employee Relations at the Geneva Steel plant before it was acquired by the Company and at USX's Pittsburg, California steel plant.

     PHILIP E. JONES has been Vice President of Customer Service and Marketing of the Company since September 1990. From October 1989 to September 1990, Mr. Jones was Senior Director of Customer Service, Marketing and Sales of the Company and was Manager of Customer Technical Services from October 1987 to October 1989. Prior to joining the Company, he was a consultant to Lone Star Steel and had been employed by USX for 30 years, primarily at the Geneva Works where he held several positions, including Chief Metallurgist for eight years. Mr. Jones is a graduate of the University of Utah with a B.S. degree in Metallurgical Engineering.

     KEN C. JOHNSEN has been Vice President and General Counsel of the Company since November 1991 and has served as Secretary of the Company since February 1992. He was Manager of Special Projects for the Company from February 1991 through October 1991. From 1986 to 1991, Mr. Johnsen was engaged in the private practice of law with Kimball, Parr, Waddoups, Brown & Gee, specializing in corporate counseling and civil litigation. Mr. Johnsen received his law degree from Yale Law School and a B.A. degree in Finance from Utah State University.

     RALPH F. POWERS has been Vice President of Manufacturing of the Company since May 1992. From December 1991 until May 1992, Mr. Powers was General Manager of Operational Improvements for the Company. Prior to joining the Company, Mr. Powers was employed by USX and its related entities for more than 30 years, most recently as Project Director with USX Engineers and Consultants, Inc., where he managed the commissioning, testing and start-up of an $850 million cold rolling facility in West Java, Indonesia.

     A. BLAINE HUNTSMAN has been a director of the Company since December 1988. Mr. Huntsman is currently Chairman of the Board and Chief Executive Officer of Olympus Capital Corporation, a savings and loan holding company headquartered in Salt Lake City, Utah, and has served in such capacities since December 1988 and June 1988, respectively. Mr. Huntsman is also currently a director of Zion's Cooperative Mercantile Institution, a retailing company located in Salt Lake City, Utah, a position he has held since 1977. From 1971 to the present, he has been employed by the University of Utah Graduate School of Business as a Professor of Finance and, from 1975 to 1980, was Dean of the Graduate School of Business and College of Business. He has served as a director of many private and public companies including Huntsman Container Corporation, Huntsman Chemical Corporation, Dean Witter Reynolds and Arcata Corporation.

     A. THURL JACOBSON has been a director of the Company since November 1989 and served as a consultant to the Company from January 1989 to December 1991. Mr. Jacobson was President and director of Amerada Hess Corporation when he retired in 1972. Mr. Jacobson rejoined Amerada Hess Corporation as Group Vice President of Exploration and Production from 1976 to 1986. He is currently an independent petroleum operator and management consultant.

     ARCH L. MADSEN has been a director of the Company since December 1988. Mr. Madsen has been President Emeritus of Bonneville International Corporation, a national communications company headquartered in Salt Lake City, Utah, since July 1985 and served as founding President of such company from 1963 to

July 1985. He remains active in a number of national and international broadcasting organizations, and is also active in various civic, educational and charitable institutions.

     R. J. SHOPF has been a director of the Company since September 1989 and served as an independent advisor to the Company from March 1988 to September 1989. Mr. Shopf is currently the President and Chief Executive Officer of Pioneer Chlor Alkali Investments, Inc. ("Pioneer"), a position he assumed in August 1993. Mr. Shopf has also served as President of Imperial West Chemical Company, an affiliate of Pioneer, since January 1992, and as President of All Pure Chemical Company, also an affiliate of Pioneer, since October 1992. From October 1992 to July 1993, Mr. Shopf was President of two companies affiliated with Pioneer. From January 1989 to October 1992, he was President of Southwest Business Associates, a consulting company (a position he previously held from 1984 to February 1988). From March 1988 to January 1989, Mr. Shopf was employed by First Texas Merchant Banking Group, a division of Gibraltar Savings Association, as Senior Vice President in charge of portfolio management.

                        DESCRIPTION OF THE SENIOR NOTES


     The Senior Notes will be issued under an Indenture to be dated as of
            , 1994 (the "Indenture") between the Company and Bankers Trust Company, as trustee (the "Trustee"). A copy of the form of the Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), and to all of the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part of the Indenture by reference to the Trust Indenture Act, as in effect on the date of the Indenture. The definitions of certain capitalized terms used in the following summary are set forth below under "Certain Definitions."


GENERAL

     The Senior Notes will be issued only in registered form, without coupons, in denominations of $1,000 and integral multiples of $1,000. Principal of, premium, if any, and interest on the Senior Notes will be payable, and the Senior Notes will be transferable, at the corporate trust office or agency of the Trustee in the City of New York, New York. In addition, interest may be paid by wire transfer (to Holders who own at least $1,000,000 in principal amount of Senior Notes) or check mailed to the person entitled thereto as shown on the register for the Senior Notes. No service charge will be made for any registration of transfer or exchange of the Senior Notes, except for any tax or other governmental charge that may be imposed in connection therewith.

MATURITY, INTEREST AND PRINCIPAL

     The Senior Notes will be unsecured obligations of the Company, limited to
$125,000,000 aggregate principal amount and will mature on             , 2004.
Interest on the Senior Notes will accrue at the rate of      % per annum and
will be payable semi-annually on each                and                ,
commencing             , 1994, to the holders of record of Senior Notes at the
close of business on                and                immediately preceding
such interest payment date. Interest on the Senior Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the original date of issuance (the "Issue Date"). Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Interest on overdue principal and (to the extent permitted by law) on overdue
installments of interest will accrue at a rate equal to      % per annum.

REDEMPTION

     Optional Redemption.  The Senior Notes will be redeemable, in whole or in
part, at the option of the Company, at any time on or after             , 1999,
at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest to the redemption date, if redeemed during the 12-month period beginning on of the years indicated below:


              YEAR                                                      PERCENTAGE
              ----                                                      ----------
              1999..................................................
              2000..................................................
              2001..................................................
              2002 and thereafter...................................      100.00%



     Notwithstanding the foregoing, the Company may redeem in the aggregate up to 30% of the original principal amount of Senior Notes at any time and from
time to time prior to             , 1997 at a redemption price equal to      %
of the principal amount thereof plus accrued interest to the redemption date out of the Net Proceeds of a Public Equity Offering, provided that such redemption occurs within 90 days of such offering.



     Selection and Notice. In the event that less than all of the Senior Notes are to be redeemed at any time, selection of Senior Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Senior Notes are listed or, if the Senior Notes are not listed on a national securities exchange, by lot, provided, however, that no Senior Notes of $1,000 or less shall be redeemed in part. Notice of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of Senior Notes to be redeemed at its registered address. If any Senior Note is to be redeemed in part only, the notice of redemption that relates to such Senior Note shall state the portion of the principal amount thereof to be redeemed. A new Senior
Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Senior Note. On and after the redemption date, interest will cease to accrue on Senior Notes or portions thereof called for redemption.


CHANGE OF CONTROL

     In the event of a Change of Control (the date of such occurrence being the "Change of Control Date"), the Company shall notify the holders in writing of such occurrence and shall make an offer to purchase (the "Change of Control Offer"), on a business day (the "Change of Control Payment Date") not later than 60 days following the Change of Control Date, all Senior Notes then outstanding and free and clear of Liens (and not currently being redeemed) at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the Change of Control Payment Date. Notice of a Change of Control Offer shall be mailed by the Company to the holders not less than 30 days nor more than 45 days before the Change of Control Payment Date. The Change of Control Offer is required to remain open for at least 20 business days and until the close of business on the day before the Change of Control Payment Date. For the definition of Change of Control, see "Certain
Definitions -- Change of Control" below. The Board of Directors of the Company does not have the ability to waive any of the provisions governing a Change of Control without the consent of the requisite percentage of holders of the Senior Notes. The Change of Control provisions will not be applicable to a leveraged buyout transaction by Permitted Persons (see the definition of "Change of Control"), although the Indenture contains other covenants which limit the ability to effect such a transaction. See "Certain Covenants."

     The indenture pursuant to which the 11 1/8% Senior Notes were issued requires the Company to make a change of control offer to purchase the 11 1/8% Senior Notes on terms similar to the above-described Change of Control Offer. Under the Revolving Credit Facility, certain changes of control and business combinations, including any Person or group, other than existing holders of the Company's Class B Common Stock, obtaining majority voting control of the Company or a merger or consolidation of the Company (other than with a Subsidiary) in which any voting stock of the Company is exchanged, are events of default which could result in remedies against the Company, including termination of the Company's ability to borrow thereunder or the acceleration of payment of amounts outstanding thereunder.

     There can be no assurance that the Company will have sufficient resources or access to funds, whether from additional borrowings or the sale of equity securities, to purchase all Senior Notes tendered in a Change of Control Offer or fund its other obligations, discussed above, that may arise in the event of a Change of Control. The agreements governing the Senior Notes, the 11 1/8% Senior Notes and the Revolving Credit Facility limit the Company's ability to borrow additional funds and may limit the Company's ability to repurchase the Senior Notes in a Change of Control Offer. In the event of a Change of Control, the Company would likely be required to obtain consents from holders of its indebtedness to incur additional borrowings to fund its obligations that may arise upon a Change of Control and to repurchase the Senior Notes. There can be no assurance that the Company could obtain consents from such holders or lenders for any such financings or purchases or that such financings could be consummated on terms favorable to the Company or at all. The failure of the Company to purchase Senior Notes tendered in a Change of Control Offer within 30 days after the obligation to purchase arises constitutes an Event of Default under the Indenture which permits 25% of the holders of the Senior Notes to direct the Trustee to accelerate the maturity of the Senior Notes. The Company's obligations with respect to a Change of Control are absolute and unconditional. Neither the Company's inability to repay all indebtedness outstanding under the Revolving Credit Facility nor to obtain the requisite consents, if any, under the Revolving Credit Facility to permit the repurchase of Senior Notes tendered in a Change of Control Offer would limit the Company's obligation to repurchase such Senior Notes or otherwise affect whether an Event of Default under the Indenture has occurred if such Senior Notes are not so repurchased.

     The Company will comply with any tender offer rules under the Exchange Act which may then be applicable in connection with any Change of Control Offer required to be made by the Company to repurchase the Senior Notes as a result of a Change of Control.

RANKING

     The Indebtedness of the Company evidenced by the Senior Notes will rank pari passu in right of payment with the Working Capital Facility and all existing or future senior Indebtedness of the Company. With respect to any existing or future secured senior obligations of the Company, such senior obligations will be senior in right of payment to the Senior Notes with respect to the assets securing such senior obligations.

CERTAIN COVENANTS

     The Indenture contains covenants, certain of which are set forth below, which limit, among other things, the ability of the Company to engage in a highly leveraged transaction whether such transaction is initiated or supported by the Company, its management or Affiliates or an unrelated third party. These include covenants which limit the amount of additional Indebtedness that may be incurred by the Company or its Subsidiaries, which restrict the Company and its Subsidiaries from creating Liens and which restrict mergers and consolidations by the Company.

     Limitation on Additional Indebtedness. The Indenture will provide that the Company will not, and will not permit any of its Subsidiaries to, create, incur, assume, guarantee or otherwise become liable for the payment of any Indebtedness (including any Acquired Indebtedness), except for (each of which shall be given independent effect):


          (a) Indebtedness existing at the time the Senior Notes are issued;


          (b) other Indebtedness not to exceed $20,000,000 in aggregate principal amount at any one time outstanding;

          (c) Indebtedness if, immediately after giving pro forma effect to the incurrence thereof, the Consolidated Interest Coverage Ratio of the Company would be greater than or equal to 1.5:1 on or prior to March 15, 1996 and 2.0:1 thereafter;

          (d) Indebtedness outstanding from time to time under the Working Capital Facility in aggregate principal amount not to exceed the sum of 85% of the net book value of accounts receivable and proceeds thereof and 65% of the net book value of inventory and proceeds thereof of the Company and its Subsidiaries, in each case calculated on a consolidated basis in accordance with GAAP;

          (e) the Senior Notes;

          (f) Indebtedness not to exceed $40,000,000 in aggregate principal amount at any one time outstanding, the proceeds of which are applied solely to expenditures made in the ordinary course of business, which are accounted for as additions to property, plant and equipment in accordance with GAAP and are useful in the type of business of the Company conducted on the Issue Date;

          (g) obligations arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from guaranties or letters of credit, surety bonds or performance bonds securing any obligations of the Company or any Subsidiary pursuant to such agreements, in any case incurred or assumed in connection with the disposition of any business, assets or Subsidiary of the Company or such Subsidiary, other than guaranties of obligations incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition;

          (h) obligations in respect of performance bonds and surety bonds entered into in the ordinary course of business;

          (i) obligations under currency hedging agreements and interest rate hedging or swap agreements;

          (j) obligations under guaranties of liabilities of employees, not to exceed $5,000,000 in aggregate principal amount at any one time outstanding;

          (k) obligations under guaranties of Indebtedness of suppliers, licensees, franchisees or customers, incurred in the ordinary course of business, not to exceed $10,000,000 in aggregate principal amount at any one time outstanding;

          (l) Indebtedness incurred to repurchase shares of, or options to purchase shares of, the Company's Capital Stock from employees of the Company or any of its Subsidiaries or guaranties of Indebtedness incurred in connection with borrowings by such employees exclusively for the purpose of exercising options to purchase the Company's Capital Stock in an aggregate amount not to exceed $3,000,000 at any one time outstanding;

          (m) Indebtedness of a Subsidiary to the Company or another Subsidiary;

          (n) Indebtedness of the Company owed to any Subsidiary, provided that any such Indebtedness is unsecured and subordinated in right of payment to the Senior Notes;

          (o) Indebtedness represented by the Exchange Debentures issued on or after March 15, 1996 in exchange for the Redeemable Preferred Stock;

          (p) Indebtedness evidenced by Repurchase Agreements; and

          (q) Indebtedness constituting replacements, renewals, refinancings and extensions of the Indebtedness in (a), (c), (e), and (o) above, provided that any such replacement, renewal, refinancing and extension (i) shall not provide for any mandatory redemption, amortization or sinking fund requirement in an amount greater than or at a time prior to the amounts and times specified in the Indebtedness being replaced, renewed, refinanced or extended, (ii) shall not exceed the principal amount (plus accrued interest and prepayment premium, if any) of the Indebtedness being replaced, renewed, refinanced or extended, and (iii) shall not rank, in right of payment with respect to the Senior Notes, prior to the Indebtedness being replaced, renewed, refinanced or extended.

     Limitation on Investments, Loans and Advances. The Indenture will provide that the Company will not make and will not permit any of its Subsidiaries to make any capital contributions, advances or loans to, or investments or purchases of Capital Stock in, any other Person (collectively, "Investments"), except (i) Investments by the Company in or to any Subsidiary and Investments in or to the Company or a Subsidiary by any Subsidiary (provided, that such Investments by the Company in or to any Subsidiary pursuant to this clause (i) shall not exceed, individually or in the aggregate, 10% of the total assets of the

Company and its Subsidiaries determined on a consolidated basis at the time such Investment is made), (ii) Investments represented by accounts receivable created or acquired in the ordinary course of business and any evidence of Indebtedness received with respect to such accounts, (iii) advances to employees in the ordinary course of business, (iv) Investments under or pursuant to interest rate protection agreements, (v) Permitted Investments, (vi) Investments made pursuant to the "Limitation on Restricted Payments" covenant below, and (vii) other Investments not to exceed $6,000,000 in the aggregate in Unrestricted Subsidiaries, in other Persons in which the Company or a Subsidiary and one or more third parties have an ownership interest or in any other Person whether the Company or a Subsidiary has any such interest, provided that if the Consolidated Interest Coverage Ratio of the Company at the time any such Investment is made is at least 1.5:1, Investments made pursuant to this clause (vii) shall not exceed $20,000,000 in aggregate principal amount.

     Limitation on Restricted Payments. The Indenture will provide that the Company will not make, and will not permit any of its Subsidiaries to, directly or indirectly, make, any Restricted Payment, unless:

          (a) no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such Restricted Payment;


          (b) at the time of such Restricted Payment the Company's Consolidated Interest Coverage Ratio is at least 1.5:1 (provided, that this clause (b) shall not apply to (A) the making or guaranteeing of any Investments constituting Restricted Payments or (B) the payment of dividends on Redeemable Preferred Stock); and


          (c) immediately after giving effect to such Restricted Payment, the aggregate of all Restricted Payments declared or made after the Issue Date does not exceed the sum of (1) 50% of the Company's cumulative Consolidated Net Income (or in the event such Consolidated Net Income shall be a deficit, minus 100% of such deficit) after December 31, 1993, (2) 100% of the aggregate Net Proceeds and the Fair Market Value of marketable securities or other property received by the Company from the issue or sale, after the Issue Date, of Capital Stock (other than Disqualified Stock) of the Company or any Indebtedness or other securities of the Company convertible into or exercisable or exchangeable for Capital Stock (other than Disqualified Stock) of the Company which has been so converted or exercised or exchanged, as the case may be, (3) in the case of the disposition or repayment of any Investment constituting a Restricted Payment made after the Issue Date, an amount equal to the lesser of the return of capital invested for such Investment and the cost thereof, in either case less the cost of such disposition, and (4) $20,000,000. For purposes of determining under this clause (c) the amount expended for Restricted Payments, cash distributed shall be valued at the face amount thereof and property other than cash shall be valued at its Fair Market Value.

     The provisions of this covenant shall not prohibit (i) the payment of any distribution within 60 days after the date of declaration thereof, if at such date of declaration such payment would comply with the provisions of the Indenture, (ii) the retirement of any shares of Capital Stock of the Company or subordinated Indebtedness by conversion into, or by or in exchange for, shares of Capital Stock (other than Disqualified Stock), or out of, the Net Proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of other shares of Capital Stock of the Company (other than Disqualified Stock) or by the payment of cash not to exceed $1,000,000 for fractional shares, (iii) the redemption or retirement of subordinated Indebtedness of the Company in exchange for, by conversion into, or out of the Net Proceeds of, a substantially concurrent sale or incurrence of subordinated Indebtedness (other than any subordinated Indebtedness owed to a Subsidiary) of the Company that is contractually subordinated in right of payment to the Senior Notes, (iv) the retirement of any shares of Disqualified Stock by conversion into, or by exchange for, shares of Disqualified Stock, or out of the Net Proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of other shares of Disqualified Stock, (v) the retirement of the Redeemable Preferred Stock in exchange for the Exchange Debentures, (vi) the repurchase of the Redeemable Preferred Stock or Exchange Debentures at a price not to exceed 101% of liquidation value plus accrued dividends or principal amount plus accrued interest, as the case may be, within 120 days after the occurrence of a Change of Control (provided, that before repurchasing any such Redeemable Preferred Stock, Exchange Debentures or the 11 1/8% Senior Notes, the Company shall have first or simultaneously made a Change of Control Offer for all Senior Notes and repurchased all Senior Notes tendered pursuant thereto), and (vii) the repurchase of shares of, or options to purchase shares of, Capital Stock of the Company or any Subsidiary from the employees of the Company or any Subsidiary pursuant to the terms of the form of agreements under which employees purchase, or are granted the option to purchase, shares of Capital Stock of the Company or any Subsidiary not to exceed $2,000,000 in any fiscal year. In determining the amount of Restricted Payments permissible under clause (c) above, amounts expended pursuant to clauses (i),
(ii), (vi) and (vii) above shall be included as Restricted Payments.

     Limitation on Liens. The Indenture will provide that the Company will not, and will not permit any of its Material Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind upon any of its property or assets now owned or hereafter acquired by it, unless the Senior Notes also are equally and ratably secured by such Lien, except for:

          (a) any Lien existing as of the Issue Date;

          (b) any Lien on the accounts receivable, inventory, general intangibles and proceeds therefrom of the Company and its Subsidiaries securing Indebtedness (and related payment and performance obligations) under the Working Capital Facility, currency hedging agreements and interest rate hedging or swap agreements;

          (c) any Lien arising by reason of (i) any judgment, decree or order of any court, so long as such Lien is being contested in good faith and any appropriate legal proceedings which may have been duly initiated for the review of such judgment, decree or order shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired, (ii) taxes not yet delinquent or which are being contested in good faith, (iii) security for payment of workers' compensation or other insurance, (iv) security for the performance of tenders, contracts (other than contracts for the payment of borrowed money) or leases, (v) deposits to secure public or statutory obligations, or in lieu of surety or appeal bonds entered into in the ordinary course of business, (vi) operation of law in favor of carriers, warehousemen, landlords, mechanics, materialmen, laborers, employees, suppliers or similar Persons, incurred in the ordinary course of business for sums which are not yet delinquent or are being contested in good faith by negotiations or by appropriate proceedings which suspend the collection thereof, and
     (vii) security for obligations of the Company or any Material Subsidiary with respect to surety, appeal, reclamation, performance or other similar bonds;

          (d) purchase money mortgages or pledges or other purchase money Liens upon any property acquired by the Company or any Subsidiary after the Issue Date acquired or held by such entity in the ordinary course of business and securing solely the purchase price of such property or Indebtedness (including related performance or payment obligations) incurred solely for the purpose of financing the acquisition of such property (but only to the extent the Indebtedness secured by such Liens shall otherwise be permitted under the covenants set forth herein), which Liens shall not secure Indebtedness, in aggregate principal amount, in excess of $80,000,000;

          (e) easements, reservations, licenses, rights-of-way, zoning restrictions and covenants, conditions and restrictions and other similar encumbrances or title defects which, in the aggregate, do not materially detract from the use of the property subject thereto or materially interfere with the ordinary conduct of the business of the Company or any of its Subsidiaries;

          (f) leases and subleases of property which do not interfere with the ordinary conduct of the business of the Company or any of its Subsidiaries, and which are made on customary and usual terms applicable to similar properties;

          (g) Liens for property taxes for property that the Company or any Subsidiary has determined to abandon, provided that (i) if the book value of such property shall at the date of determination exceed $500,000, the Board of Directors of the Company or any Subsidiary, as the case may be, shall have determined that the fair market value of such property as of the date of determination does not exceed the then outstanding amount of the property tax for such property and (ii) the sole recourse for such tax, assessment, charge or levy is to such property;

          (h) Liens on the assets or property of a Subsidiary of the Company existing at the time such Subsidiary became a Subsidiary of the Company and not incurred as a result of (or in connection with or in anticipation of) such Subsidiary becoming a Subsidiary of the Company, provided such Liens do not extend to or cover any property or assets of the Company or any of its other Subsidiaries (other than the property or assets so acquired);

          (i) Liens securing Indebtedness (including related payment and performance obligations) which is incurred to refinance Indebtedness which has been secured by a Lien permitted under the Indenture and is permitted to be refinanced under the Indenture, provided that such Liens do not extend to or cover any property or assets of the Company or any of its Subsidiaries not securing the Indebtedness so refinanced; and

          (j) Liens securing Indebtedness or other obligations of the Company or any Subsidiary not in excess of $10,000,000 in the aggregate.

     Limitation on Dividends and Other Payment Restrictions Affecting Subsidiaries. The Indenture will provide that the Company will not, and will not permit any Subsidiary of the Company to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Subsidiary of the Company to (a) pay dividends, in cash or otherwise, or make any other distributions on its Capital Stock or any other interest or participation in its profits owned by, or pay any Indebtedness owed to, the Company or a Subsidiary of the Company, (b) make any loans or advances to the Company or any Subsidiary of the Company or (c) transfer any of its properties or assets to the Company or to any Subsidiary of the Company, except, in each case, for such encumbrances or restrictions existing under, contemplated by or by reason of (or similar to those existing in) (i) the Senior Notes and the Indenture, (ii) any restrictions existing under or contemplated by agreements in effect on the Issue Date, including, without limitation, restrictions under the Working Capital Facility as in effect on the Issue Date, (iii) any restrictions, with respect to a Subsidiary of the Company that is not a Subsidiary of the Company on the Issue Date, in existence at the time such Person becomes a Subsidiary of the Company (but not created in contemplation of such Person becoming a Subsidiary), (iv) customary non-assignment provisions contained in contracts and agreements to which a Subsidiary is or becomes a party, and (v) any restrictions existing under any agreement that refinances or replaces an agreement containing a restriction permitted by clause (i), (ii) or (iii) above; provided that the terms and conditions of any such restrictions are not materially less favorable to the holders of the Senior Notes than those under or pursuant to the agreement being replaced or the agreement evidencing the Indebtedness refinanced.

     Limitation on Sale-Leaseback Transactions. The Indenture will provide that the Company will not, and will not permit any of its Subsidiaries to, enter into any Sale-Leaseback Transaction, except with another Subsidiary of the Company, unless (i) after giving effect to any such Sale-Leaseback Transaction at the time such Transaction is entered into, the Company shall be in compliance with the "Limitation on Additional Indebtedness" covenant described above (with the Company's lease obligations being treated as Indebtedness for purposes of ascertaining compliance with this covenant), (ii) the Net Proceeds of such Sale-Leaseback Transaction are at least equal to the Fair Market Value of such property (determined by the Company's Board of Directors), and (iii) the Company or such Subsidiary shall apply the Net Cash Proceeds of such sale as provided under the "Disposition of Proceeds of Asset Sales" covenant below.

     Limitation on Issuance and Sale of Capital Stock of Subsidiaries. The Indenture will provide that the Company will not permit any Subsidiary to issue any Capital Stock (other than to the Company or to a Subsidiary) or permit any Person (other than the Company or a Subsidiary) to own any Capital Stock of any Subsidiary; provided, however, that the Company and any Subsidiary may, in any single transaction, sell all, but not less than all, of the issued and outstanding Capital Stock of any Subsidiary to any Person.

     Disposition of Proceeds of Asset Sales. The Indenture will provide that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, make any Asset Sale unless (i) such Asset Sale is for Fair Market Value, (ii) either (A) the Net Proceeds therefrom consist of at least 80% cash or Permitted Investments, or Indebtedness of the Company or its Subsidiary assumed by the purchaser and the Company or its Subsidiary is released from such Indebtedness or (B) after giving effect to such Asset Sale the Company and its Subsidiaries hold in the aggregate no more than $5,000,000 of Net Proceeds, other than cash and Permitted Investments received in Asset Sales, and (iii) the Company or such Subsidiary, as the case may be, shall apply such Net Cash Proceeds as follows:

          (i) first, to the extent such Net Cash Proceeds are received from an Asset Sale involving the sale, transfer or disposition of inventory, accounts receivable or intangibles ("Working Capital Proceeds"), to satisfy all mandatory repayment obligations under the Working Capital Facility arising by reason of such Asset Sale, and

          (ii) second, out of any Working Capital Proceeds remaining after application pursuant to the preceding paragraph (i), together with any Net Cash Proceeds received from an Asset Sale not involving the sale, transfer or disposition of inventory, accounts receivable, intangibles, or proceeds therefrom (the "Available Amount"), the Company shall make an offer to purchase (the "Asset Sale Offer") from all holders, ratably (based on the then outstanding principal amounts thereof), of Senior Notes and any other senior Indebtedness of the Company then outstanding which requires such purchase, up to a maximum principal amount (expressed as a multiple of $1,000) of Senior Notes and such other senior Indebtedness equal to the Available Amount at a purchase price equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon, if any, to the date of purchase; provided, however, that the Company will not be required to apply pursuant to this paragraph (ii) Net Cash Proceeds received from any Asset Sale if, and only to the extent that, such Net Cash Proceeds are committed in writing to be applied to acquire property or assets (and costs related to such acquisition) in lines of business related to the Company's and its Subsidiaries' business at such time within 270 days of such Asset Sale, and are so applied within 360 days of such Asset Sale; and provided, further, that the Company may defer the Asset Sale Offer until there is an aggregate unutilized Available Amount equal to or in excess of $2,500,000 resulting from one or more Asset Sales (at which time, the entire unutilized Available Amount, and not just the amount in excess of $2,500,000, shall be applied as required pursuant to this paragraph). The Asset Sale Offer shall remain open for a period of at least 20 business days. To the extent the Asset Sale Offer is not fully subscribed to by the Senior Noteholders and holders of such other senior Indebtedness, the Company may use such unutilized portion of the Available Amount for any purpose consistent with the other terms of the Indenture.

     Limitation on Transactions with Affiliates. The Indenture will provide that the Company will not, and the Company will not permit, cause, or suffer any Subsidiary of the Company to, conduct any business or enter into any transaction or series of transactions with or for the benefit of any of their respective Affiliates (each, an "Affiliate Transaction"), except in good faith and on terms that are fair to the Company or such Subsidiary, as the case may be, and except distributions permitted by the "Limitation on Restricted Payments" covenant. All Affiliate Transactions (and each series of related Affiliate Transactions which are similar or part of a common plan) involving aggregate payments or other market value in excess of $2,000,000 shall be approved by the Board of Directors of the Company or any such Subsidiary, as the case may be, such approval to be evidenced by a Board Resolution stating that the Board of Directors have in good faith determined that such transaction complies with the foregoing provisions. The foregoing covenant shall not apply to transactions between the Company and its Subsidiaries or among such Subsidiaries.

CONSOLIDATION, MERGER, CONVEYANCE, TRANSFER OR LEASE

     The Indenture will provide that the Company shall not consolidate with or merge with or into or sell, assign, convey, lease, transfer or otherwise dispose of all or substantially all of its properties and assets as an entirety to any Person or group of Affiliated Persons in a single transaction or through a series of transactions, unless: (a) either (i) the Company shall be the continuing or surviving Person, or (ii) the resulting, surviving or transferee Person (the "surviving entity") shall be a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia; (b) the surviving entity shall expressly assume, by a supplemental indenture executed and delivered to the Trustee, in form and substance reasonably satisfactory to the Trustee, all of the obligations of the Company under the Senior Notes and the Indenture; (c) immediately before and immediately after giving effect to such transaction, or series of transactions (including, without limitation, any Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction or series of transactions), no Default or Event of Default shall have occurred and be continuing; and (d) immediately after giving effect to such transaction or series of transactions on a pro forma basis, the Company could incur $1.00 of Indebtedness under the "Limitation on Additional Indebtedness" covenant.

     There is no precise established meaning of the phrase "all or substantially all of its properties and assets" as set forth in the foregoing discussion (or in the definition of "Change of Control"). Accordingly, the ability of a holder of the Senior Notes to enforce this provision of the Indenture following a sale, assignment, conveyance, lease, transfer or other disposition of less than all of the Company's properties and assets to another person may, to some extent, be uncertain.

EVENTS OF DEFAULT

     The following will be Events of Default under the Indenture:

          (i) the default in the payment of any interest on the Senior Notes when it becomes due and payable or of the principal of the Senior Notes pursuant to an offer to purchase required by the Indenture and the continuance of such default for a period of 30 days;

          (ii) the default in the payment of the principal of, or premium, if any, on the Senior Notes when due;

          (iii) default in the performance of or breach of any covenant in the Indenture (other than defaults specified in clause (i) or (ii) above), and continuance of such default or breach for a period of 30 days after written notice to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the outstanding Senior Notes;

          (iv) failure by the Company or any Material Subsidiary (a) to make any payment when due (after giving effect to any applicable grace period) with respect to one or more classes or issues of other Indebtedness in an aggregate principal amount of $10,000,000 or more at the date of determination; or (b) to perform any term, covenant, condition, or provision of one or more classes or issues of other Indebtedness in an aggregate principal amount of $10,000,000 or more at the date of determination, which failure, in the case of either clause (a) or clause
     (b), results in an acceleration of the maturity thereof;

          (v) one or more final judgments, orders or decrees for the payment of money in excess of $10,000,000, either individually or in an aggregate amount, shall be entered against the Company or any of its Material Subsidiaries or any of their respective properties and shall not be discharged and there shall have been a period of 60 days during which a stay of enforcement of such judgment or order, by reason of pending appeal or otherwise, shall not be in effect; or

          (vi) certain events of bankruptcy or insolvency with respect to the Company or any Material Subsidiary shall have occurred.

     If an Event of Default (other than an Event of Default specified in clause
(vi) above with respect to the Company) occurs and is continuing, then the holders of at least 25% in principal amount of the outstanding Senior Notes may, by written notice, and the Trustee upon the request of the holders of not less than 25% in principal amount of the outstanding Senior Notes shall, declare the principal of, premium, if any, and accrued interest on all the Senior Notes to be due and payable immediately. Upon any such declaration such principal shall become due and payable immediately. If an Event of Default specified in (vi) occurs with respect to the Company and is continuing, then the principal of, premium, if any, and accrued interest on, all the Senior Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder.

     After a declaration of acceleration, the holders of a majority in aggregate principal amount of outstanding Senior Notes may, by notice to the Trustee, rescind such declaration of acceleration if all existing Events of Default, other than the nonpayment of accelerated principal, have been cured or waived, other than nonpayment of principal of, premium, if any, and accrued interest on the Senior Notes that has become due solely as a result of such acceleration and if the rescission of acceleration would not conflict with any judgment or decree. The holders of a majority in principal amount of the outstanding Senior Notes also have the right to waive past defaults under the Indenture, except a default in the payment of the principal of, premium, if any, or interest on any Senior Note, or in respect of a covenant or a provision which cannot be modified or amended without the consent of all holders.

     No holder of any of the Senior Notes has any right to institute any proceeding with respect to the Indenture or any remedy thereunder, unless the holders of at least 25% in principal amount of the outstanding Senior Notes have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee, the Trustee has failed to institute such proceeding within 60 days after receipt of such notice and the Trustee has not within such 60-day period received directions inconsistent with such written request by holders of a majority in principal amount of the outstanding Senior Notes. Such limitations do not apply, however, to a suit instituted by a holder of a Senior Note for the enforcement of the payment of the principal of, premium, if any, or accrued interest on such Senior Note on or after the respective due dates expressed in such Senior Note.

     During the existence of an Event of Default, the Trustee is required to exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise thereof as a prudent Person would exercise under the circumstances in the conduct of such Person's own affairs. Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing, the Trustee is not under any obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders unless such holders shall have offered to such Trustee reasonable security or indemnity. Subject to certain provisions concerning the rights of the Trustee, the holders of a majority in principal amount of the outstanding Senior Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee.

DEFEASANCE

     The Company may at any time terminate all of its obligations with respect to the Senior Notes ("defeasance"), except for certain obligations, including those regarding any trust established for a defeasance and obligations to register the transfer or exchange of the Senior Notes, to replace mutilated, destroyed, lost or stolen Senior Notes and to maintain agencies in respect of Senior Notes. The Company may at any time terminate its obligations under certain covenants set forth in the Indenture, some of which are described under "Certain Covenants" above, and any omission to comply with such obligations shall not constitute a Default or an Event of Default with respect to the Senior Notes issued under the Indenture ("covenant defeasance"). In order to exercise either defeasance or covenant defeasance, the Company must irrevocably deposit in trust, for the benefit of the holders of the Senior Notes, with the Trustee money or U.S. government obligations, or a combination thereof, in such amounts as will be sufficient to pay the principal of, and premium, if any, and interest on the Senior Notes to redemption or maturity and comply with certain other conditions, including the delivery of an opinion as to certain tax matters.

SATISFACTION AND DISCHARGE

     The Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of Senior Notes) as to all outstanding Senior Notes when either (a) all such Senior Notes theretofore authenticated and delivered (except lost, stolen or destroyed Senior Notes which have been replaced or paid and Senior Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or (b) (i) all such Senior Notes not theretofore delivered to the Trustee for cancellation have become due and payable and the Company has irrevocably deposited or caused to be deposited with the Trustee as trust funds in the trust for such purpose an amount of money sufficient to pay and discharge the entire indebtedness on the Senior Notes not theretofore delivered to the Trustee for cancellation, for principal, premium, if any, and accrued interest to the date of such deposit, (ii) the Company has paid all sums payable by it under the Indenture, and (iii) the Company has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Senior Notes at maturity or the redemption date, as the case may be. In addition, the Company must deliver an Officers' Certificate and an Opinion of Counsel stating that all conditions precedent to satisfaction and discharge have been complied with.

AMENDMENTS AND WAIVERS

     From time to time the Company, when authorized by resolutions of its Board of Directors, and the Trustee may, without the consent of the holders of the Senior Notes, amend, waive or supplement the Indenture or the Senior Notes for certain specified purposes, including, among other things, curing ambiguities, defects or inconsistencies, maintaining the qualification of the Indenture under the Trust Indenture Act, and making any change that does not adversely affect the rights of any holder. Other amendments and modifications of the Indenture or the Senior Notes may be made by the Company and the Trustee with the consent of the holders of not less than a majority of the aggregate principal amount of the outstanding Senior Notes; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding Senior Note affected thereby, (i) reduce the principal amount outstanding, extend the fixed maturity, or alter the redemption provisions of the Senior Notes, (ii) reduce the percentage in principal amount outstanding of Senior Notes, who must consent to an amendment, supplement or waiver under the Indenture or the Senior Notes,
(iii) waive a default in payment with respect to the Senior Notes, (iv) reduce the rate or extend the time for payment of interest on the Senior Notes, (v) change the currency in which the Senior Notes or any premium or the accrued interest thereon is payable, (vi) impair the right to institute suit for the enforcement of any payment on or with respect to the Senior Notes, or (vii) adversely affect the ranking of the Senior Notes.

REGARDING THE TRUSTEE


     Bankers Trust Company will serve as Trustee under the Indenture.


GOVERNING LAW

     The Indenture will provide that the Indenture and the Senior Notes will be governed by and construed in accordance with the internal laws of the State of New York.

CERTAIN DEFINITIONS

     Set forth below is a summary of certain defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

     "Acquired Indebtedness" means Indebtedness of a Person existing at the time such Person becomes a Subsidiary of the Company or assumed in connection with an Asset Acquisition by such Person, including, without limitation, Indebtedness incurred in connection with, or in anticipation of, such Person becoming a Subsidiary of the Company or such acquisition.

     "Affiliate" of any specified Person means any other Person which, directly or indirectly, controls, is controlled by or is under direct or indirect common control with, such specified Person. For the purposes of this definition, "control," when used with respect to any Person, means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

     "Asset Acquisition" means (i) any capital contribution (by means of transfers of cash or other property to others or payments for property or services for the account or use of others, or otherwise), or purchase or acquisition of Capital Stock, by the Company or any of its Subsidiaries in any other Person, or acquisition or purchase of Capital Stock by the Company or any of its Subsidiaries in any other Person, in either case pursuant to which such Person shall become a Subsidiary of the Company or any of its Subsidiaries or shall be merged with or into the Company or any of its Subsidiaries or (ii) any acquisition by the Company or any of its Subsidiaries of the assets of any Person which constitute substantially all of an operating unit or business of such Person.

     "Asset Sale" means any direct or indirect sale, conveyance, transfer, lease or other disposition to any Person other than the Company or a Subsidiary of the Company, in one transaction or a series of related transactions, of (i) any Capital Stock of any Subsidiary of the Company or (ii) any other property or asset of the Company or any Subsidiary of the Company, in each case, other than inventory in the ordinary course of business and other than such isolated transactions which do not involve aggregate consideration in excess of $500,000 individually. For the purposes of this definition, the term "Asset Sale" shall not include (x) sales of receivables not a part of a sale of the business from which they arose, (y) any disposition of properties and assets of the Company or any Subsidiary that is governed under and complies with the "Consolidation, Merger, Conveyance, Transfer or Lease" or the "Limitation on Sale-Leaseback Transactions" covenants or (z) transfers of assets to any Person solely in exchange for assets which are related to the Company's business and which have a Fair Market Value at least equal to the Fair Market Value of the assets transferred.


     "Board Resolution" means a copy of a resolution certified by the Secretary, an Assistant Secretary or any Vice President of the Company, as appropriate, to have been duly adopted by the Board of Directors of the Company, as appropriate, and to be in full force and effect on the date of such certification, and delivered to the Trustee.


     "Capital Stock" means, with respect to any Person, any and all shares, interests, participations, rights in, or other equivalents (however designated and whether voting or non-voting) of, such Person's capital stock, whether outstanding on the Issue Date or issued after the Issue Date, and any and all rights, warrants or options exchangeable for or convertible into such capital stock.

     "Change of Control" means (i) the direct or indirect sale, lease, exchange or other transfer of all or substantially all of the assets of the Company to any Person or entity or group of Persons or entities acting in concert as a partnership or other group (a "Group of Persons") other than an Affiliate of the Company or a Permitted Person, (ii) the merger or consolidation of the Company with or into another corporation with the effect that the then existing shareholders of the Company hold less than 50% of the combined voting power of the then outstanding securities of the surviving corporation of such merger or the corporation resulting from such consolidation ordinarily (and apart from rights arising under special circumstances) having the right to vote in the election of directors, or (iii) a Person or Group of Persons (other than a Permitted Person) shall, as a result of a tender or exchange offer, open market purchases, privately negotiated purchases or otherwise, have become the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company representing more than 50% of the combined voting power of the then outstanding securities of the Company ordinarily (and apart from rights accruing under special circumstances) having the right to vote in the election of directors. For purposes of the foregoing, a "Permitted Person" shall mean any holder or a group consisting solely of holders of the Class B Common Stock of the Company on the Issue Date, any spouse or child of such holder or any Person who is an Affiliate of such holder or such spouse or child. The definition of "Change of Control" does not include (x) a Person or Group of Persons receiving proxies entitling it to vote more than 50% of voting power of securities having the right to vote in the election of directors unless such Person or Group of Persons also beneficially owns such securities or (y) a change of control in the Board of Directors occurring as a result of a proxy contest. For the avoidance of doubt, in construing the foregoing provisions, indirect ownership of an entity and indirect holding of interests or voting power of an entity, such as through a holding company or otherwise, shall constitute ownership of such entity and holding of interests or voting power of such entity within the meaning of the foregoing.

     "Consolidated Cash Flow" means, with respect to any Person (including its Subsidiaries) for any period, the Consolidated Net Income of such Person for such period increased (to the extent deducted in determining Consolidated Net Income) by the sum of (i) all income taxes of such Person paid or accrued in accordance with GAAP for such period (other than income taxes attributable to extraordinary, unusual or non-recurring gains or losses), (ii) all interest expense of such Person paid or accrued in accordance with GAAP (net of any interest income) for such period (including amortization of original issue discount and the interest portion of deferred payment obligations), (iii) depreciation, and (iv) amortization, including, without limitation, amortization of capitalized debt issuance costs.

     "Consolidated Interest Coverage Ratio" means, with respect to any Person, the ratio of (i) Consolidated Cash Flow of such Person for the two full fiscal quarters for which financial statements are available that immediately precede the date of the proposed transaction or other circumstances giving rise to the need to calculate the Consolidated Interest Coverage Ratio (the "Transaction Date") to (ii) all cash and non-cash interest expense of such Person and its Subsidiaries determined in accordance with GAAP (net of any interest income of such Person and its Subsidiaries and excluding deferred financing fees of such Person and its Subsidiaries) for such two full fiscal quarter period plus all cash and non-cash interest capitalized by such Person and its Subsidiaries in accordance with GAAP for such two full fiscal quarter period. For purposes of this definition, if the Transaction Date is to occur prior to the date on which the Company's consolidated financial statements for the two full fiscal quarters subsequent to the Issue Date are first available, "Consolidated Cash Flow" and the items referred to in the preceding clause (ii) shall be calculated, in the case of the Company, after giving effect on a pro forma basis as if the Senior Notes outstanding on the Transaction Date were issued on the first day of such two full fiscal quarter period. In addition to and without limitation of the foregoing, for purposes of this definition, "Consolidated Cash Flow" and the items referred to in the preceding clause (ii) shall be calculated after giving effect on a pro forma basis for the period of such calculation to (i) the incurrence and/or retirement of any Indebtedness of such Person or any of its Subsidiaries at any time during the period (the "Reference Period") (A) commencing on the first day of the two full fiscal quarter period for which financial statements are available that precedes the Transaction Date and (B) ending on and including the Transaction Date, including, without limitation, the incurrence and/or retirement of the Indebtedness giving rise to the need to make such calculation, as if such incurrence and/or retirement occurred on the first day of the Reference Period; provided that if such person or any of its Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the above clause shall give effect to the incurrence of such guaranteed Indebtedness as if such Person or Subsidiary had directly incurred such guaranteed Indebtedness and (ii) any Asset Sales or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of the Company or any of its Subsidiaries (including any Person who becomes a Subsidiary as a result of the Asset Acquisition) incurring Acquired Indebtedness) occurring during the Reference Period and any retirement of Indebtedness in connection with such Asset Acquisitions, as if such Asset Sale or Asset Acquisition and/or retirement occurred on the first day of the Reference Period. Furthermore, in calculating the denominator (but not the numerator) of this "Consolidated Interest Coverage Ratio," (1) interest on Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to accrue at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the date Consolidated Interest Coverage Ratio is calculated; (2) if interest on any Indebtedness to be incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate based upon a factor of a prime or similar rate shall be deemed to have been in effect; and (3) notwithstanding clause (1) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is to be covered by agreements relating to interest rate protection obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

     "Consolidated Net Income" means, with respect to any Person, for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided, however, that (a) the Net Income of any Person (the "other Person") in which the Person in question or any of its Subsidiaries has less than a 100% interest (which interest does not cause the net income of such other Person to be consolidated into the net income of the Person in question in accordance with GAAP) shall be included only to the extent of the amount of dividends or distributions paid to the Person in question or the Subsidiary, (b) the Net Income of any Subsidiary of the Person in question that is subject to any restriction or limitation on the payment of dividends or the making of other distributions shall be excluded to the extent of such restriction or limitation,
(c) (i) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition and (ii) any net gain (but not loss) resulting from an Asset Sale by the Person in question or any of its Subsidiaries other than in the ordinary course of business shall be excluded, and (d) extraordinary gains and losses shall be excluded.

     "Default" means any event that is, or after notice or passage of time or both would be, an Event of Default.

     "Disqualified Stock" means, with respect to any Person, any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is exchangeable for Indebtedness, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the maturity date of the Senior Notes.

     "Fair Market Value" or "fair value" means, with respect to any asset or property, the price which could be negotiated in an arm's-length free market transaction, for cash, between a willing seller and a willing buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value shall be determined by the Board of Directors acting in good faith and shall be evidenced by a Board Resolution delivered to the Trustee with respect to all assets or property having a Fair Market Value in excess of $1,000,000.

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are applicable as of the date of determination.

     "Indebtedness" means, with respect to any Person, without duplication, (i) any liability, contingent or otherwise, of such Person (A) for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), (B) evidenced by a note, debenture or similar debt instrument or letter of credit (including a purchase money obligation), or (C) for the payment of money relating to a capitalized lease obligation or other obligation relating to the payment of the deferred purchase price of property; (ii) any liability of others of the kind described in the preceding clause (i) which the Person has guaranteed or which is otherwise its contractual liability; (iii) any obligation secured by a Lien to which the property or assets of such Person are subject, whether or not the obligations secured thereby shall have been assumed by or shall otherwise be such Person's legal liability; and (iv) any and all deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any liability of the kind described in any of the preceding clauses (i), (ii) or (iii). Notwithstanding the foregoing, the liability or obligation of a Person under any appeal or reimbursement obligation entered into with respect to any judgment shall not constitute Indebtedness. For the avoidance of doubt, in construing the foregoing definition, guaranties by the Company or any of its Subsidiaries of Indebtedness, which Indebtedness is incurred by the Company or any of its Subsidiaries pursuant to, and in compliance with, the "Limitation on Additional Indebtedness" covenant, shall not constitute Indebtedness within the meaning of the foregoing definition.

     "Indenture" means the instrument underlying the Senior Notes as originally executed and delivered or, if amended or supplemented as herein provided, as so amended or supplemented or both.

     "Lien" means any mortgage, lien (statutory or other), pledge, security interest, encumbrance, claim, hypothecation, assignment for security, or other security agreement of any kind or nature whatsoever. For purposes of the Indenture, a Person shall be deemed to own subject to a Lien any property which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property.

     "Material Subsidiary" means, at any particular time, any Subsidiary of any Person that (a) accounted for more than 10% of the consolidated revenues of such Person and its Subsidiaries on a consolidated basis for the most recently completed fiscal year of such Person or (b) was the owner of more than 10% of the assets of such Person and its Subsidiaries on a consolidated basis as at the end of such fiscal year, all as shown on the consolidated financial statements of such Person and its Subsidiaries for such fiscal year.

     "Net Cash Proceeds" means, with respect to any Asset Sale, the proceeds thereof in the form of cash or cash equivalents, including payments in respect of deferred payment obligations when received in the form of cash or cash equivalents (except to the extent that such obligations with respect to Indebtedness are financed or sold with recourse to the Company or any of its Subsidiaries) net of (i) brokerage commissions and other reasonable fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale; (ii) provisions for all taxes payable as a result of such Asset Sale; (iii) payments made to retire Indebtedness secured by the assets subject to such Asset Sale (including retirements of Indebtedness under the Working Capital Facility) to the extent required pursuant to the terms of such Indebtedness; and (iv) appropriate amounts to be provided by the Company or any of its Subsidiaries, as the case may be, as a reserve, in accordance with GAAP against any liabilities associated with such Asset Sale and retained by the Company or any of its Subsidiaries, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale.

     "Net Income" means, with respect to any Person for any period, the net income (loss) of such Person determined in accordance with GAAP.

     "Net Proceeds" means (a) in the case of any sale of Capital Stock by the Company, the aggregate net proceeds received by the Company, after payment of expenses, commissions and the like incurred in connection therewith, whether such proceeds are in cash or in property (valued at the fair market value thereof, as determined in good faith by the board of directors, at the time of receipt) and (b) in the case of any exchange, exercise, conversion or surrender of outstanding securities of any kind for or into shares of Capital Stock of the Company which is not Disqualified Stock, the net book value of such outstanding securities on the date of such exchange, exercise, conversion or surrender (plus any additional amount required to be paid by the holder to the Company upon such exchange, exercise, conversion or surrender, less any and all payments made to the holders, e.g., on account of fractional shares and less all expenses incurred by the Company in connection therewith).

     "Permitted Investments" means (i) obligations of or guaranteed by the U.S. government due within one year; (ii) certificates of deposit or eurodollar deposits due within one year with a commercial bank having capital funds of at least $100,000,000 or more; (iii) commercial paper rated A-2, P-2 or better by Standard & Poor's Corporation or Moodys Investor Services, Inc.; (iv) money market preferred stocks which, at the date of acquisition and at all times thereafter, are accorded either of the two highest ratings by Standard & Poor's Corporation or Moodys Investor Services, Inc.; (v) debt of or guaranteed by any state or political subdivision that is rated A or better and (vi) Repurchase Agreements.

     "Person" means any individual, corporation, limited liability company, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

     "Public Equity Offering" means a public offering by the Company of shares of its common stock (however designated and whether voting or non-voting) and any and all rights, warrants or options to acquire such common stock.

     "Repurchase Agreements" means repurchase agreements, reverse repurchase agreements or similar agreements relating to marketable direct obligations issued or unconditionally guaranteed by the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition; provided that the terms of such agreements comply with the guidelines set forth in Federal Financial Agreements of Depository Institutions with Securities and Others (or any successor guidelines), as adopted by the Controller of the Currency.

     "Restricted Payment" means any of the following: (i) the declaration or payment of any dividend or any other distribution or payment on Capital Stock of the Company or any Subsidiary of the Company or any payment made to the direct or indirect holders (in their capacities as such) of Capital Stock of the Company or any Subsidiary of the Company (other than (x) dividends or distributions payable solely in Capital Stock (other than Disqualified Stock) or in options, warrants or other rights to purchase Capital Stock (other than Disqualified Stock), and (y) in the case of Subsidiaries of the Company, dividends or distributions payable to the Company or to a Subsidiary of the Company), (ii) the purchase, redemption or other acquisition or retirement for value of any Capital Stock of the Company or any of its Subsidiaries (other than Capital Stock owned by the Company or a Wholly-Owned Subsidiary of the Company, excluding Disqualified Stock), (iii) the making of any principal payment on, or the purchase, defeasance, repurchase, redemption or other acquisition or retirement for value, prior to any scheduled maturity, scheduled repayment or scheduled sinking fund payment, of any Indebtedness which is subordinated in right of payment to the Senior Notes (other than subordinated Indebtedness of the Company outstanding as of the Issue Date and other than subordinated Indebtedness acquired in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition), and (iv) the making of any Investment or guarantee of any Investment in any Person other than as is permitted under clauses (i)-(v) and
(vii) in the "Limitation on Investments, Loans and Advances" covenant.

     "Sale-Leaseback Transaction" means any arrangement with any Person providing for the leasing by the Company or any Subsidiary of the Company of any real or tangible personal property, which property has been or is to be sold or transferred by the Company or such Subsidiary to such Person in contemplation of such leasing.

     "Subsidiary" means (i) a corporation a majority of whose Capital Stock with voting power, under ordinary circumstances, to elect directors is at the time, directly or indirectly, owned by the Company, by a Subsidiary of the Company or by the Company and a Subsidiary of the Company or (ii) any other Person (other than a corporation) in which the Company, a Subsidiary of the Company or the Company and a Subsidiary of the Company, directly or indirectly, at the date of determination thereof, have at least a majority ownership interest. Notwithstanding the foregoing, an Unrestricted Subsidiary shall not be deemed a Subsidiary of the Company other than for purposes of the definition of Unrestricted Subsidiary, unless the Company shall have designated an Unrestricted Subsidiary as a "Subsidiary" by written notice to the Trustee. An Unrestricted Subsidiary may be designated as a Subsidiary at any time by the Company by written notice to the Trustee, provided, that, if such Unrestricted Subsidiary is an obligor of any Indebtedness, immediately after giving effect to such designation, the Company could incur $1.00 of Indebtedness under the "Limitation on Additional Indebtedness" covenant.

     "Unrestricted Subsidiary" means, any Subsidiary of the Company which at the time of creation or acquisition thereof (and at no other time) by the Company is designated by written notice to the Trustee as an Unrestricted Subsidiary. An Unrestricted Subsidiary may be designated as a Subsidiary at a later date as provided above.

     "Working Capital Facility" means the Revolving Credit Agreement, dated as of April 29, 1992, among the Company, the financial institutions party thereto, Citibank, N.A., as Issuer, and Citicorp USA, Inc., as Agent, and under any other agreement, instrument, facility or arrangement intended to provide working capital (including any asset securitization facility involving the sale of accounts receivable) as the same may at any time be amended, amended and restated, supplemented or otherwise modified, including any refinancing, refunding, replacement or extension thereof and whether by the same or any other lender or groups of lenders.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement between the Company and Citicorp Securities, Inc., Citibank Canada Securities Limited, Citibank International plc and Salomon Brothers Inc (collectively, the "Underwriters"), the Company has agreed to sell to each of the Underwriters, and the Underwriters have severally agreed to purchase from the Company, the aggregate principal amount of Senior Notes set forth opposite their respective names below:

                                                                           PRINCIPAL AMOUNT
    UNDERWRITER                                                            OF SENIOR NOTES
    -----------                                                            ----------------
    Citicorp Securities, Inc. ...........................................    $
    Citibank Canada Securities Limited...................................
    Citibank International plc...........................................
    Salomon Brothers Inc.................................................
                                                                           ----------------
              Total......................................................    $125,000,000
                                                                           ----------------
                                                                           ----------------

     The nature of the Underwriters' obligations are such that they are committed to purchase all of the Senior Notes if any are purchased. The Underwriters propose to offer the Senior Notes directly to the public at the public offering price set forth on the cover page of this Prospectus. The Underwriters have advised the Company that sales of the Senior Notes may be made
to certain selected dealers at a concession not in excess of      % per Senior
Note. After the initial public offering of the Senior Notes, the public offering price concession with respect to the Senior Notes may be changed.

     The Company has been advised by Citicorp Securities, Inc. and Salomon Brothers Inc that they presently intend to make a market in the Senior Notes, subject to applicable laws and regulations; however, they are not obligated to do so and any market-making activities with respect to the Senior Notes may be discontinued at any time without notice. There can be no assurance that an active public market for the Senior Notes will develop.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect of such liabilities.

     Citibank International plc, a United Kingdom broker-dealer, and Citibank Canada Securities Limited have each agreed that, as part of the distribution of the Senior Notes offered hereby and subject to certain exceptions, they will not offer or sell any Senior Notes within the United States, its territories or possessions or to persons who are residents therein.

     Each Underwriter has represented and agreed that (i) it has not offered or sold and will not offer or sell in the United Kingdom, by means of any document, any Senior Notes other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent (except in circumstances which do not constitute an offer to the public within the meaning of the Company Act 1985, as amended), (ii) it has complied with and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Senior Notes in, from, or otherwise involved the United Kingdom and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the Senior Notes to a person who is of a kind described in Article 9(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1988 or is a person to whom the document may otherwise lawfully be issued or passed on.

     Citicorp Securities, Inc., its affiliates and Salomon Brothers Inc have performed financial advisory and other services for the Company in the past, for which they received customary compensation. Citicorp USA, Inc., an affiliate of Citicorp Securities, Inc., is the agent under the Revolving Credit Facility.

                                 LEGAL MATTERS

     Certain legal matters in connection with the issuance of the Senior Notes offered hereby will be passed upon for the Company by Ken C. Johnsen, Vice President, Secretary and General Counsel of the Company, and Kimball, Parr, Waddoups, Brown & Gee, a professional corporation, Salt Lake City, Utah. Ken C. Johnsen was engaged in the private practice of law with Kimball, Parr, Waddoups, Brown & Gee until February 1991. Certain legal matters in connection with the Senior Notes offered hereby will be passed upon for the Underwriters by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York.

                                    EXPERTS

     The financial statements and schedules included (or incorporated by reference) in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen & Co., independent public accountants, as indicated in their reports with respect thereto, and are included (or incorporated by reference) herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                         INDEX TO FINANCIAL STATEMENTS


                                                                                        PAGE
                                                                                        ----
Report of Independent Accountants.....................................................   F-3
Balance Sheets at September 30, 1992 and 1993 and at December 31, 1993 (unaudited)....   F-4
Statements of Income for the years ended September 30, 1991, 1992 and 1993 and for the
  (unaudited) three months ended December 31, 1992 and 1993...........................   F-6
Statements of Stockholders' Equity for the years ended September 30, 1991, 1992 and
  1993 and for the (unaudited) three months ended December 31, 1993...................   F-7
Statements of Cash Flows for the years ended September 30, 1991, 1992 and 1993 and for
  the (unaudited) three months ended December 31, 1992 and 1993.......................   F-8
Notes to Financial Statements.........................................................  F-10

                      (This page intentionally left blank)

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Geneva Steel Company:


     We have audited the accompanying balance sheets of Geneva Steel Company (a Utah corporation) as of September 30, 1992 and 1993, and the related statements of income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Geneva Steel Company as of September 30, 1992 and 1993, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 1993 in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN & CO.

Salt Lake City, Utah
November 1, 1993 (except with
respect to the matter discussed in Note 2, as to which the date is December 21, 1993)

                              GENEVA STEEL COMPANY

                                 BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)


                                                               SEPTEMBER 30,
                                                           ---------------------     DECEMBER 31,
                                                             1992         1993           1993
                                                           --------     --------     ------------
                                                                                     (UNAUDITED)
                                     ASSETS
Current Assets:
  Cash and cash equivalents..............................  $  3,122     $ 64,267       $ 16,130
  Accounts receivable, less allowance for doubtful
     accounts of $3,413, $2,983 and $2,510,
     respectively........................................    50,405       46,257         52,114
  Inventories............................................    59,272       63,230         65,346
  Income taxes receivable................................    15,239           --             --
  Prepaid expenses and other.............................     4,663        1,426          5,177
  Deferred income taxes..................................        --           --          5,823
                                                           --------     --------     ------------
          Total current assets...........................   132,701      175,180        144,590
                                                           --------     --------     ------------
Property, Plant and Equipment:
  Land...................................................     1,931        1,931          1,931
  Buildings..............................................     3,725        3,725          3,725
  Machinery and equipment................................   288,253      369,490        416,073
  Mineral property and development costs.................     7,142        8,425          8,425
                                                           --------     --------     ------------
                                                            301,051      383,571        430,154
  Less accumulated depreciation..........................   (48,254)     (68,981)       (74,623)
                                                           --------     --------     ------------
          Net property, plant and equipment..............   252,797      314,590        355,531
                                                           --------     --------     ------------
Other Assets.............................................     4,964        8,614          8,215
                                                           --------     --------     ------------
                                                           $390,462     $498,384       $508,336
                                                           --------     --------     ------------
                                                           --------     --------     ------------


  The accompanying notes to financial statements are an integral part of these balance sheets.

                              GENEVA STEEL COMPANY

                             (DOLLARS IN THOUSANDS)


                                                               SEPTEMBER 30,
                                                           ---------------------     DECEMBER 31,
                                                             1992         1993           1993
                                                           --------     --------     ------------
                                                                                     (UNAUDITED)
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable.......................................  $ 33,878     $ 52,982       $ 45,056
  Accrued payroll and related taxes......................     7,924        8,578         11,127
  Accrued liabilities....................................     7,067       11,810         12,831
  Production prepayments.................................     5,999       10,000         10,000
  Accrued interest payable...............................     1,504        1,533          7,816
  Accrued pension and profit sharing costs...............       675        1,110          1,322
                                                           --------     --------     ------------
          Total current liabilities......................    57,047       86,013         88,152
                                                           --------     --------     ------------
Long-Term Debt...........................................   178,182      224,991        224,991
                                                           --------     --------     ------------
Deferred Income Taxes....................................    13,401       15,619         21,528
                                                           --------     --------     ------------
Commitments and Contingencies (Note 4)
Redeemable Preferred Stock, Series B, no par value,
  400,000 shares authorized, issued and outstanding, with
  an aggregate liquidation value of $43,099 and $44,607,
  respectively...........................................        --       35,986         37,665
                                                           --------     --------     ------------
Stockholders' Equity:
  Preferred stock, no par value, 3,600,000 shares
     authorized for all series, excluding Series B, none
     issued..............................................        --           --             --
  Common stock:
     Class A, no par value, 60,000,000 shares authorized,
       14,189,871, 14,360,886 and 14,390,886 shares
       issued, respectively..............................    85,180       86,094         86,264
     Class B, no par value, 50,000,000 shares authorized,
       24,305,288, 22,595,138 and 22,295,138 shares
       issued and outstanding, respectively..............    12,830       11,929         11,770
  Warrants to purchase Class A common stock..............        --        5,360          5,360
  Retained earnings......................................    64,676       52,542         52,573
  Less 1,587,300, 1,533,719 and 1,519,741 Class A common
     stock treasury shares, respectively, at cost........   (20,854)     (20,150)       (19,967)
                                                           --------     --------     ------------
          Total stockholders' equity.....................   141,832      135,775        136,000
                                                           --------     --------     ------------
                                                           $390,462     $498,384       $508,336
                                                           --------     --------     ------------
                                                           --------     --------     ------------


  The accompanying notes to financial statements are an integral part of these balance sheets.

                              GENEVA STEEL COMPANY

                              STATEMENTS OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                                        THREE MONTHS ENDED
                                                     YEAR ENDED SEPTEMBER 30,              DECEMBER 31,
                                                ----------------------------------     ---------------------
                                                  1991         1992         1993         1992         1993
                                                --------     --------     --------     --------     --------
                                                                                       (UNAUDITED)
Net sales.....................................  $445,981     $420,026     $465,181     $101,149     $127,099
Cost of sales.................................   393,180      406,291      443,458       99,468      115,626
                                                --------     --------     --------     --------     --------
  Gross margin................................    52,801       13,735       21,723        1,681       11,473
Selling, general and administrative
  expenses....................................    21,881       22,322       20,621        4,635        5,682
                                                --------     --------     --------     --------     --------
  Income (loss) from operations...............    30,920       (8,587)       1,102       (2,954)       5,791
                                                --------     --------     --------     --------     --------
Other income (expense):
  Interest and other income...................     3,464          807        1,885           70          433
  Interest expense............................    (6,165)     (13,695)     (17,096)      (3,570)      (3,472)
                                                --------     --------     --------     --------     --------
                                                  (2,701)     (12,888)     (15,211)      (3,500)      (3,039)
                                                --------     --------     --------     --------     --------
Income (loss) before provision (benefit) for
  income taxes................................    28,219      (21,475)     (14,109)      (6,454)       2,752
Provision (benefit) for income taxes..........    10,665       (8,383)      (5,503)      (2,517)       1,042
                                                --------     --------     --------     --------     --------
Net income (loss).............................    17,554      (13,092)      (8,606)      (3,937)       1,710
Less redeemable preferred stock dividends and
  accretion for original issue discount.......        --           --        3,466           --        1,679
                                                --------     --------     --------     --------     --------
Net income (loss) applicable to common
  shares......................................  $ 17,554     $(13,092)    $(12,072)    $ (3,937)    $     31
                                                --------     --------     --------     --------     --------
                                                --------     --------     --------     --------     --------
Net income (loss) per common share............  $   1.17     $   (.87)    $   (.80)    $   (.26)    $   .002
                                                --------     --------     --------     --------     --------
                                                --------     --------     --------     --------     --------
Weighted average shares outstanding...........    15,034       15,021       15,059       15,036       15,095
                                                --------     --------     --------     --------     --------
                                                --------     --------     --------     --------     --------


  The accompanying notes to financial statements are an integral part of these statements.

                              GENEVA STEEL COMPANY

                       STATEMENTS OF STOCKHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)


                                       SHARES ISSUED             AMOUNT          WARRANTS
                                  -----------------------   -----------------   TO PURCHASE
                                    COMMON       COMMON     COMMON    COMMON      COMMON      RETAINED   TREASURY
                                   CLASS A      CLASS B     CLASS A   CLASS B     CLASS A     EARNINGS    STOCK      TOTAL
                                  ----------   ----------   -------   -------   -----------   --------   --------   --------
Balance at September 30, 1990.... 13,954,871   26,655,288   $81,646   $13,367     $    --     $60,390    $(21,895)  $133,508
  Capitalization to common stock
    of S Corporation stockholders
    distributions for income
    taxes returned to Company....         --           --    2,829       696           --          --          --      3,525
  Conversion of Class B common
    stock into Class A common
    stock........................    125,000   (1,250,000)     653      (653 )         --          --          --         --
  Costs in connection with
    secondary offering of Class A
    common stock.................         --           --     (531 )      --           --          --          --       (531)
  Exercise of options to purchase
    Class A common stock.........         --           --       --        --           --         (74 )       434        360
  Net income.....................         --           --       --        --           --      17,554          --     17,554
                                  ----------   ----------   -------   -------   -----------   --------   --------   --------
Balance at September 30, 1991.... 14,079,871   25,405,288   84,597    13,410           --      77,870     (21,461)   154,416
  Exercise of options to purchase
    Class A common stock.........         --           --       --        --           --        (102 )       607        505
  Capitalization to common stock
    of S Corporation stockholders
    distributions for income
    taxes returned to Company....         --           --        2         1           --          --          --          3
  Conversion of Class B common
    stock into Class A common
    stock........................    110,000   (1,100,000)     581      (581 )         --          --          --         --
  Net loss.......................         --           --       --        --           --     (13,092 )        --    (13,092)
                                  ----------   ----------   -------   -------   -----------   --------   --------   --------
Balance at September 30, 1992.... 14,189,871   24,305,288   85,180    12,830           --      64,676     (20,854)   141,832
  Capitalization to common stock
    of S Corporation stockholders
    distributions for income
    taxes returned to Company....         --           --        9         2           --          --          --         11
  Conversion of Class B common
    stock into Class A common
    stock........................    171,015   (1,710,150)     903      (903 )         --          --          --         --
  Issuance of Class A common
    stock to employee savings
    plan.........................         --           --        2        --           --         (62 )       704        644
  Redeemable preferred stock
    dividends....................         --           --       --        --           --      (3,099 )        --     (3,099)
  Redeemable preferred stock
    accretion for original issue
    discount.....................         --           --       --        --           --        (367 )        --       (367)
  Issuance of 1,132,000 warrants
    to purchase Class A common
    stock in connection with
    issuance of redeemable
    preferred stock..............         --           --       --        --        5,360          --          --      5,360
  Net loss.......................         --           --       --        --           --      (8,606 )        --     (8,606)
                                  ----------   ----------   -------   -------   -----------   --------   --------   --------
Balance at September 30, 1993.... 14,360,886   22,595,138   86,094    11,929        5,360      52,542     (20,150)   135,775



Unaudited
  Conversion of Class B common
    stock into Class A common
    stock........................     30,000     (300,000)     159      (159 )         --          --          --         --
  Issuance of Class A common
    stock to employee savings
    plan.........................         --           --       11        --           --          --         183        194
  Redeemable preferred stock
    dividends....................         --           --       --        --           --      (1,508 )        --     (1,508)
  Redeemable preferred stock
    accretion for original issue
    discount.....................         --           --       --        --           --        (171 )        --       (171)
  Net income.....................         --           --       --        --           --       1,710          --      1,710
                                  ----------   ----------   -------   -------   -----------   --------   --------   --------
Balance at December 31, 1993
  (Unaudited).................... 14,390,386   22,295,138   $86,264   $11,770     $ 5,360     $52,573    $(19,967)  $136,000
                                  ----------   ----------   -------   -------   -----------   --------   --------   --------
                                  ----------   ----------   -------   -------   -----------   --------   --------   --------


  The accompanying notes to financial statements are an integral part of these statements.

                              GENEVA STEEL COMPANY

                            STATEMENTS OF CASH FLOW
                             (DOLLARS IN THOUSANDS)


                                                                                           THREE MONTHS
                                                    YEAR ENDED SEPTEMBER 30,            ENDED DECEMBER 31,
                                               -----------------------------------     ---------------------
                                                 1991          1992         1993         1992         1993
                                               ---------     --------     --------     --------     --------
                                                                                            (UNAUDITED)
Increase (Decrease) in Cash and Cash
  Equivalents
Cash flows from operating activities:
  Net income (loss)..........................  $  17,554     $(13,092)    $ (8,606)    $ (3,937)    $  1,710
  Adjustments to reconcile net income (loss)
    to net cash provided by operating
    activities:
    Depreciation and amortization............     14,728       21,136       23,150        5,408        6,128
    Deferred income tax provision............      2,728       11,899        2,218        2,634           86
    (Increase) decrease in current assets --
      Accounts receivable, net...............     21,379       (4,575)       4,148        2,842       (5,857)
      Inventories............................     (5,365)      10,085       (3,958)      (3,020)      (2,116)
      Income taxes receivable................         --      (15,239)      15,239         (953)          --
      Prepaid expenses and other.............       (832)         449        3,237          933       (3,751)
    Increase (decrease) in current
      liabilities --
      Accounts payable.......................      6,563       (1,298)      19,104       (1,501)      (7,926)
      Accrued payroll and related taxes......       (226)      (4,027)         654        1,940        2,549
      Accrued liabilities....................     (2,486)        (501)       4,743       (1,075)       1,021
      Production prepayments.................         --        5,999        4,001        2,389           --
      Accrued interest payable...............        489          (15)          29        4,514        6,283
      Accrued pension and profit sharing
         costs...............................     (9,194)        (177)         435           14          212
      Income taxes payable...................      2,444       (2,444)          --           --           --
                                               ---------     --------     --------     --------     --------
  Net cash provided by (used for) operating
    activities...............................     47,782        8,200       64,394       10,188       (1,661)
                                               ---------     --------     --------     --------     --------
Cash flows from investing activities:
    Proceeds from sale of marketable
      securities.............................      3,212           --           --           --           --
    Purchase of property, plant and
      equipment..............................   (113,410)     (66,617)     (82,534)     (10,356)     (46,583)
                                               ---------     --------     --------     --------     --------
  Net cash used for investing activities.....   (110,198)     (66,617)     (82,534)     (10,356)     (46,583)
                                               ---------     --------     --------     --------     --------
Cash flows from financing activities:
  Proceeds from long-term debt...............     50,000      163,382      325,313      109,469           --
  Payments on long-term debt.................     (2,514)    (145,660)    (278,504)    (118,127)          --
  Proceeds from issuance of redeemable
    preferred stock, net of offering costs...         --           --       32,521           --           --
  Proceeds from issuance of warrants to
    purchase Class A common stock, net of
    offering costs...........................         --           --        5,360           --           --
  Payments for deferred loan costs...........     (2,500)      (2,318)      (6,062)         (57)         (88)
  Bank overdraft.............................         --           --           --        5,647           --
  S Corporation stockholders distributions
    for income taxes returned to Company.....      3,525            3           11           --           --
  Proceeds from exercise of options to
    purchase Class A common stock............        360          505           --           --           --
  Class A common stock secondary offering
    costs....................................       (531)          --           --           --           --
  Issuance of Class A common stock to
    employee savings plan....................         --           --          644          114          195
  Other......................................          3           30            2           --           --
                                               ---------     --------     --------     --------     --------
  Net cash provided by (used for) financing
    activities...............................     48,343       15,942       79,285       (2,954)         107
                                               ---------     --------     --------     --------     --------

                              GENEVA STEEL COMPANY



                     STATEMENTS OF CASH FLOW -- (CONTINUED)



                                                                                           THREE MONTHS
                                                    YEAR ENDED SEPTEMBER 30,            ENDED DECEMBER 31,
                                               -----------------------------------     ---------------------
                                                 1991          1992         1993         1992         1993
                                               ---------     --------     --------     --------     --------
                                                                                            (UNAUDITED)
  Net increase (decrease) in cash and cash
    equivalents..............................  $ (14,073)    $(42,475)    $ 61,145     $ (3,122)    $(48,137)
Cash and cash equivalents at beginning of
  period.....................................     59,670       45,597        3,122        3,122       64,267
                                               ---------     --------     --------     --------     --------
Cash and cash equivalents at end of period...  $  45,597     $  3,122     $ 64,267     $     --     $ 16,130
                                               ---------     --------     --------     --------     --------
                                               ---------     --------     --------     --------     --------
Supplemental disclosures of cash flow
  information:
  Cash paid during the year for:
    Interest (net of amount capitalized).....  $   5,677     $ 12,787     $ 14,655     $     --     $     --
    Income taxes.............................      5,465           --           --           --           --


Supplemental schedule of noncash financing activities:


  For the year ended September 30, 1993 and the three months ended December 31, 1993, the Company increased the redeemable preferred stock liquidation preference by $3,099 and $1,508 respectively, in lieu of paying a cash dividend. In addition, for the same periods, redeemable preferred stock was increased by $367 and $171, respectively, for the accretion required over time to amortize the original issue discount on the redeemable preferred stock incurred at the time of issuance.



  The accompanying notes to financial statements are an integral part of these statements.

                              GENEVA STEEL COMPANY

                         NOTES TO FINANCIAL STATEMENTS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

     For purposes of the statements of cash flows, the Company considers all highly liquid income-earning securities with an initial maturity, at time of purchase, of ninety days or less to be cash equivalents. Cash equivalents are stated at cost plus accrued interest, which approximates fair market value.

     The Company's cash management system utilizes a revolving credit facility with a syndicate of banks. During periods when amounts are outstanding on the revolving credit facility, the syndicate of banks requires that cash receipts be remitted directly to the lead bank in payment of such outstanding amounts through a lockbox account and, as disbursements are made, the Company borrows against the revolving credit facility (See Note 2).

Inventories


     Inventories include costs of material, labor and manufacturing overhead. Inventories are stated at the lower of cost (using a weighted-average method) or market value. The composition of inventories was as follows:



                                                    SEPTEMBER 30,
                                                 -------------------     DECEMBER 31,
                                                  1992        1993           1993
                                                 -------     -------     ------------
                                                                         (UNAUDITED)
            Raw materials......................  $16,711     $20,138       $ 26,918
            Semi-finished and finished goods...   32,835      34,462         29,783
            Operating materials................    9,726       8,630          8,645
                                                 -------     -------     ------------
                                                 $59,272     $63,230       $ 65,346
                                                 -------     -------     ------------
                                                 -------     -------     ------------


     Operating materials consist primarily of production molds, platforms for the production molds and furnace lining refractories. Operating materials are normally consumed within one year and are accounted for as inventory.

Property, Plant and Equipment

     Property, plant and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives as follows:

            Buildings.............................................     31.5 years
            Machinery and Equipment...............................     3-30 years

     Interest related to the construction or major rebuild of facilities is capitalized and amortized over the estimated life of the related asset. Capitalization of interest ceases when the asset is placed in service. The Company capitalized approximately $8,342, $5,774, and $7,696 of interest during the years ended September 30, 1991, 1992 and 1993, respectively.

     Maintenance and repairs are charged to expense as incurred and costs of improvements and betterments are capitalized. Upon disposal, related costs and accumulated depreciation are removed from the accounts and resulting gains or losses are reflected in income.

     Major spare parts for machinery and equipment are capitalized and included in machinery and equipment in the accompanying financial statements. Spare parts are depreciated using the straight-line method over the useful lives of the related machinery and equipment.

                              GENEVA STEEL COMPANY

     Costs incurred in connection with the construction or major rebuild of facilities are capitalized as construction in progress. No depreciation is recognized on these assets until placed in service. As of September 30, 1992 and 1993 and December 31, 1993, approximately $60,996, $130,567 and $154,780, respectively, of construction in progress was included in machinery and equipment in the accompanying financial statements.

     Mineral property and development costs are depleted using the units of production method based upon estimated recoverable reserves. Accumulated depletion is included in accumulated depreciation in the accompanying financial statements.

Other Assets


     Other assets consist of deferred loan costs incurred in connection with obtaining long-term financing. These costs are being amortized on a straight-line basis over the term of the applicable financing agreement. Accumulated amortization totaled $1,201, $2,582 and $3,069 at September 30, 1992 and 1993 and at December 31, 1993, respectively.


Production Prepayments

     The Company has production prepayment terms with a major customer. The prepayment is recorded as a production prepayment until the product is shipped, at which time the sale is recorded.

Revenue Recognition


     Sales are recognized when the product is shipped to the customer. Sales are reduced by the amount of customer claims. At September 30, 1992 and 1993 and at December 31, 1993, reserves for customer claims of $1,769, $1,811 and $1,811, respectively, are included in the allowance for doubtful accounts in the accompanying financial statements.


Income Taxes


     In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting For Income Taxes." SFAS No. 109 supersedes SFAS No. 96. Effective October 1, 1993, the Company adopted SFAS No. 109. The Company previously adopted SFAS No. 96, and therefore, the impact of adopting SFAS No. 109 did not have a significant impact on the Company's financial statements. In accordance with the provisions of SFAS No. 109, as of December 31, 1993, the Company reclassified current deferred tax items (as defined by SFAS No. 109) of $5,823 to a current deferred tax asset in the accompanying financial statements. These items were netted in the deferred income tax liabilities in previous periods. As of December 31, 1993, the realizability of the deferred tax assets requires no valuation allowance. The Company recognizes a liability or asset for the deferred tax consequences of all temporary differences between the tax basis of assets or liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years when the reported amounts of the assets or liabilities are recovered or settled.


Net Income (Loss) Per Common Share

     Net income (loss) per common share is based upon the weighted average number of common and common equivalent shares outstanding during the periods presented. Common equivalent shares consist of warrants and options to purchase Class A common stock which have a dilutive effect when applying the treasury stock method. Class B common stock is included in the weighted average number of common shares outstanding at one share for every ten shares outstanding as the Class B common stock can be converted into Class A common stock at this same rate. Also, the Class B common stock is entitled to one-tenth of the

                              GENEVA STEEL COMPANY
dividends and other distributions paid to Class A common stockholders. The holders of both classes of common stock are entitled to one vote per share.


     The net income (loss) for the year ended September 30, 1993 and the three months ended December 31, 1993 was adjusted for redeemable preferred stock dividends and accretion required over time to amortize the original issue discount on the redeemable preferred stock incurred at the time of issuance.



Unaudited Information



     The accompanying unaudited financial data as of December 31, 1993 and for the three-month periods ended December 31, 1992 and 1993 have been prepared on substantially the same basis as the annual financial statements. In the opinion of management, the unaudited information contains all adjustments (consisting of normal recurring adjustments) necessary to present fairly the financial position and results of operations as of such date and for such periods.


Reclassifications

     Certain reclassifications have been made in the prior periods' financial statements to conform to the current period presentation.

2.  LONG-TERM DEBT


     Long-term debt consisted of the following:



                                                              SEPTEMBER 30,         DECEMBER 31,
                                                           --------------------    -------------
                                                             1992        1993          1993
                                                                                       ----
                                                                                    (UNAUDITED)
                                                                                    -----------
Senior term notes issued publicly, interest payable
  semi-annually at 11.125%, principal due March 15, 2001,
  unsecured..............................................  $     --    $135,000     $ 135,000
Senior term notes issued to a group of institutional
  investors, interest payable semi-annually at 11.40%,
  principal payable in either five equal annual
  installments or $19,000 annually until paid, at the
  option of the investors, beginning March 1, 1995,
  unsecured..............................................    95,000      64,410        64,410
Senior term notes issued to a group of institutional
  investors, interest payable semi-annually at 10.55%,
  principal payable in either five equal annual
  installments or $10,000 annually until paid, at the
  option of the investors, beginning September 1, 1995,
  unsecured..............................................    50,000      22,623        22,623
Subordinated term notes issued to institutional
  investors, interest
  payable semi-annually at 13.00%, principal payable in
  either five annual installments or $1,500 annually
  until paid, at the option of the investors, beginning
  March 1, 1995, unsecured...............................    15,000       2,958         2,958
Revolving credit facility from a syndicate of banks,
  interest payable as described below, due February 28,
  1995, secured by accounts receivable and inventories...    18,182          --            --
                                                           --------    --------    -----------
                                                           $178,182    $224,991     $ 224,991
                                                           --------    --------    -----------
                                                           --------    --------    -----------

                              GENEVA STEEL COMPANY

     The aggregate amounts of principal maturities of long-term debt as of September 30, 1993 were as follows:

                                  YEAR ENDING
                                 SEPTEMBER 30,
            --------------------------------------------------------
            1994....................................................    $     --
            1995....................................................      30,500
            1996....................................................      30,458
            1997....................................................      21,623
            1998....................................................       7,410
            Thereafter..............................................     135,000
                                                                        --------
                                                                        $224,991
                                                                        --------
                                                                        --------


     The Company has a $50,000 three year revolving credit facility from a syndicate of banks led by Citicorp USA, Inc., as agent (the "Revolving Credit Facility"). As of September 30, 1993 and December 31, 1993, no amount was outstanding on the Revolving Credit Facility. Interest is payable, at the Company's option, at either the base rate plus 1.50% (7.5% at December 31, 1993) or one, three or six month LIBOR plus 3%. Interest is payable monthly on base rate, one month LIBOR and six month LIBOR advances and at the end of the interest rate period on three month LIBOR advances. The amount available to the Company under the Revolving Credit Facility is the lesser of the borrowing limit or the sum of (i) 85% of acceptable accounts receivable plus (ii) the lesser of approximately 50 to 55%, in the aggregate, of acceptable inventories not to exceed 50% of the borrowing limit. The Company pays a monthly commitment fee based on an annual rate of .50% of the average unused portion of the borrowing limit under the Revolving Credit Facility. This Revolving Credit Facility is collateralized by the Company's accounts receivable, inventories, certain general intangibles and proceeds thereof. The Revolving Credit Facility expires in February 1995. Management believes it will be necessary to replace or extend such facility at that time.


     On March 16, 1993, the Company issued publicly $135,000 of 11 1/8% Senior Notes (the "11 1/8% Senior Notes"). In connection with the issuance of the
11 1/8% Senior Notes, the Company repurchased $70,009 principal amount of senior and subordinated privately-placed term debt at par. The 11 1/8% Senior Notes mature in 2001, are unsecured and require interest payments semi-annually on March 15 and September 15. After March 1998, the 11 1/8% Senior Notes are redeemable, in whole or in part, at the option of the Company, subject to certain redemption premiums.

     In December 1993, the Company filed a registration statement with the Securities and Exchange Commission relating to a proposed public offering of $125,000 aggregate principal amount of Senior Notes Due 2004 (the "New Senior Notes"). Assuming the successful completion of the proposed offering, the estimated net proceeds will be used primarily to repay an aggregate of $89,991 principal amount of senior and subordinated privately-placed term debt bearing a weighted average interest rate of 11.24% (the "Private Debt"), plus contractual prepayment premiums currently estimated at approximately $15,000 and accrued interest of approximately $5,000 (the "Refinancing"). The prepayment premiums will be expensed as an extraordinary item, net of related income tax effect, at the time the offering is consummated. The New Senior Notes are intended to replace the Private Debt with indebtedness having a lower interest rate and a longer maturity. The Refinancing is also expected to increase the Company's liquidity and financial flexibility by providing the Company with full access to its existing $50,000 Revolving Credit Facility and by eliminating near-term principal sinking fund requirements contained in the Private Debt. The Private Debt includes restrictions that currently limit borrowings under the Revolving Credit Facility to a total of $20,000.

                              GENEVA STEEL COMPANY

     During the years ended September 30, 1991, 1992 and 1993, the Company retired certain term loans and revolving credit facilities. Deferred loan costs applicable to debt retired were written-off by the Company and are included in the accompanying financial statements.


     The debt instruments governing the Revolving Credit Facility, the Private Debt and the 11 1/8% Senior Notes contain cross default and other customary provisions. Financial covenants contained in one or more of these instruments include, among other things, a limitation on dividends and distributions on capital stock of the Company, a tangible net worth maintenance requirement, a current ratio maintenance requirement, a leverage ratio maintenance requirement, an interest coverage requirement, a cumulative cash flow requirement, a cumulative capital expenditure limitation, a limitation on the incurrence of additional indebtedness unless certain financial tests are satisfied, a limitation on mergers, consolidations and dispositions of assets and a limitation on liens. Based on such covenants, as of September 30, 1993 and December 31, 1993, approximately $50,542 and $50,572, respectively, of the Company's retained earnings balance was restricted from payment of cash dividends. As of September 30, 1993, the Company was in compliance with the covenants and tests contained in these debt instruments.


     The Company estimates that the aggregate fair market value of its debt and related obligations was approximately $231,372 as of September 30, 1993. These estimates were based on quoted market prices or current rates offered for debt with similar terms and maturities.

3.  INCOME TAXES

     The provision (benefit) for income taxes as of September 30, 1991, 1992 and 1993 consisted of the following:

                                                            1991         1992        1993
                                                           -------     --------     -------
    Current tax provision (benefit)
      Federal............................................  $ 6,755     $(17,634)    $(6,201)
      State..............................................    1,182       (2,648)     (1,520)
                                                           -------     --------     -------
                                                             7,937      (20,282)     (7,721)
                                                           -------     --------     -------
    Deferred tax provision
      Federal............................................    2,378       10,374       1,424
      State..............................................      350        1,525         794
                                                           -------     --------     -------
                                                             2,728       11,899       2,218
                                                           -------     --------     -------
    Provision (benefit) for income taxes.................  $10,665     $ (8,383)    $(5,503)
                                                           -------     --------     -------
                                                           -------     --------     -------

                              GENEVA STEEL COMPANY

     Deferred tax provision results from temporary differences in the recognition of revenues and expenses for income tax and financial reporting purposes including the effect of enacted tax rate changes. The components of the deferred tax provision as of September 30, 1991, 1992 and 1993 were as follows:

                                                              1991       1992        1993
                                                             ------     -------     -------
    Tax depreciation in excess of financial reporting
      depreciation.........................................  $2,548     $ 9,862     $ 8,338
    Alternative minimum tax credit carryforward............      --          --      (4,134)
    Accrued insurance costs not currently deductible for
      tax..................................................      --          --      (1,171)
    Mineral property development costs capitalized for
      financial
      reporting and expensed for tax.......................      --       1,736          10
    Inventory costs capitalized for tax and expensed for
      financial reporting..................................    (795)         39        (721)
    Accrued vacation expense not currently deductible for
      tax..................................................     (23)       (259)       (109)
    Operating materials capitalized for financial reporting
      and
      expensed for tax.....................................     103         544        (420)
    Allowance for doubtful accounts expensed but not
      currently
      deductible for tax until realized....................     551        (184)        134
    Federal income tax rate changes........................      --          --         372
    Other..................................................     344         161         (81)
                                                             ------     -------     -------
                                                             $2,728     $11,899     $ 2,218
                                                             ------     -------     -------
                                                             ------     -------     -------

     The provision (benefit) for income taxes as a percentage of income (loss) for the years ended September 30, 1991, 1992 and 1993 differs from the statutory federal income tax rate due to the following:

                                                               1991       1992        1993
                                                               ----       -----       -----
    Statutory federal income tax rate........................  34.0%      (34.0)%     (34.8)%
    State income taxes, net of federal income tax benefit....   3.3        (3.3)       (3.3)
    Other....................................................    .5        (1.7)       (0.9)
                                                               ----       -----       -----
    Effective tax rate.......................................  37.8%      (39.0)%     (39.0)%
                                                               ----       -----       -----
                                                               ----       -----       -----

     The Company has an alternative minimum tax credit carryforward for tax reporting purposes of approximately $4,134.

4.  COMMITMENTS AND CONTINGENCIES

Modernization Program


     The Company has initiated substantial capital expenditures to modernize its steelmaking, casting, rolling and finishing facilities, thereby reducing overall operating costs, broadening the Company's product line, improving product quality and increasing throughput capacity. Modernization program expenditures were approximately $56,000, $61,000 and $33,000 for the years ended September 30, 1992 and 1993 and for the three months ended December 31, 1993, respectively. The Company currently plans to make modernization program expenditures aggregating approximately $118,000 during fiscal years 1994 and 1995. In addition, the Company intends to spend approximately $60,000 for continuing capital maintenance and other projects during these periods.


Legal Matters

     The Company is subject to various legal matters, which it considers normal for its business activities. Management believes that these matters will not have a material impact on the financial condition of the Company.

                              GENEVA STEEL COMPANY

Environmental Matters

     Compliance with environmental laws and regulations is a significant factor in the Company's business. The Company is subject to federal, state and local environmental laws and regulations concerning, among other things, air emissions, wastewater discharge, and solid and hazardous waste disposal. The Company believes that it is in compliance in all material respects with all currently applicable environmental regulations.

     The Company has incurred substantial capital expenditures for environmental control facilities, including the Q-BOP furnaces, the wastewater treatment facility, the benzene mitigation equipment and the coke oven gas desulfurization facility. The Company has budgeted a total of approximately $3,800 for environmental capital improvements in fiscal years 1994 and 1995. Of this amount, approximately $3,500 is included in the Company's capital maintenance and other projects budget and the remaining $300 is included in the modernization program budget. Such improvements include the completion of a coke oven gas desulfurization facility, construction of a sinter plant baghouse, and the installation of a flare coke system. Environmental legislation and regulations have changed rapidly in recent years and it is likely that the Company will be subject to increasingly stringent environmental standards in the future. Although the Company has budgeted substantial expenditures for environmental matters in connection with capital maintenance and other projects and the modernization program, it is not possible at this time to predict the amount of capital expenditures that may ultimately be required to comply with all environmental laws and regulations.

     In August 1993, the Company received notice that the Environmental Protection Agency (the "EPA") was overfiling on certain notices of violation that had previously been settled with the State of Utah for $21. The amount of the claim that may be asserted by the EPA is unknown. The Company has met informally with the EPA and believes that this matter may be resolved without significant penalties being assessed. Because of the preliminary nature of the proceedings, however, the Company is unable to predict the amount of any claim or the eventual outcome of the proceedings.

     Under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), EPA and the states have authority to impose liability on waste generators, site owners and operators and others regardless of fault or the legality of the original disposal activity. Other environmental laws and regulations may also impose liability on the Company for conditions existing prior to the Company's acquisition of the steel mill.

     At the time of the Company's acquisition of the steel mill, the Company and USX Corporation ("USX") identified certain hazardous and solid waste sites and other environmental conditions which existed prior to the acquisition. USX has agreed to indemnify the Company (subject to the sharing arrangements described below) for any fines, penalties, costs (including costs of clean-up, required studies and reasonable attorney's fees), or other liabilities for which the Company becomes liable due to any environmental condition existing on the Company's real property as of the acquisition date that is determined to be in violation of any environmental law, is otherwise required by applicable judicial or administrative action, or is determined to trigger civil liability (the "Pre-existing Environmental Liabilities"). The Company has provided a similar indemnity (but without any similar sharing arrangement) to USX for conditions that may arise after the acquisition. Although the Company has not completed a comprehensive analysis of the extent of the Pre-existing Environmental Liabilities, such liabilities could be material.

     Under the acquisition agreement between the two parties, the Company and USX agreed to share on an equal basis the first $20,000 of costs incurred by either party to satisfy any government demand for studies, closure, monitoring, or remediation at specified waste sites or facilities or for other claims under CERCLA or the Resource Conservation and Recovery Act. The Company is not obligated to contribute more than $10,000 for the clean-up of wastes generated prior to the acquisition. The Company believes that it has paid the full $10,000 necessary to satisfy its obligations under the cost-sharing arrangement. The Company's ability to

                              GENEVA STEEL COMPANY
obtain indemnification from USX in the future will depend on factors which may be beyond the Company's control and may be subject to dispute.

Purchase Commitments

     Effective September 27, 1988, the Company entered into an agreement, which was subsequently amended on June 8, 1990, to purchase a minimum of approximately 207 million standard cubic feet of oxygen each month at an average price of nine hundred eighty seven dollars per million cubic feet. The contract expires on April 1, 1998. The contract price is adjusted semi-annually based on the change in the Producer Price Index for Industrial Commodities ("PPI"). The Company has agreed to pay all sales and excise taxes levied against the supplier.

     Effective September 1, 1989, the Company entered into an agreement to purchase electrical power through January 31, 1999. The contract specifies that the Company will pay a monthly demand and back-up facilities charge based on stated minimum monthly kilowatts and rate per kilowatt. The rate for the demand charge is adjusted annually based on the change in the supplier's per megawatt fixed transmission investment. The rate for the facilities charge will remain constant over the term of the contract. Under this contract, the Company is committed to pay approximately $2,057 in each fiscal year 1994 through 1998 and approximately $686 in fiscal year 1999.

     Effective March 1, 1991, the Company entered into a three-year agreement to purchase 550,000 tons of high-volatile metallurgical-grade coking coal in each contract year (March 1 to February 28). During the third contract year, the Company is paying thirty six dollars and thirty eight cents per ton.

     Effective April 1, 1991, the Company entered into a six-year agreement to purchase a minimum of 120,000 tons of high-volatile metallurgical-grade coking coal in the first contract year (April 1 to March 31) and 180,000 tons in each subsequent contract year. The contract specifies that the Company will pay nineteen dollars and fifty cents per ton for the first contract year. This purchase price is adjusted annually in each subsequent contract year based on the change in the PPI. During the third contract year, the Company is paying nineteen dollars and seventy three cents per ton.

     Effective July 12, 1990, the Company entered into an agreement, which was subsequently amended in December 1992, to purchase 100% of the oxygen, nitrogen and argon produced at a facility located at the Company's steel mill which is owned and operated by an independent party. The contract expires in September 2006 and specifies that the Company will pay a base monthly charge that is adjusted semi-annually each January 1 and July 1 based upon a percentage of the change in the PPI ($416 at September 30, 1993).

     Effective January 12, 1993, the Company entered into a three year agreement to purchase a minimum of 152,000 tons of metallurgical coke per year. The contract expires on December 31, 1995. The parties have agreed that the purchase price for each ton of coke during the second and third contract years will be ninety dollars fifty cents and ninety two dollars, respectively.

Letters of Credit


     As of September 30, 1993 and December 31, 1993, the Company had an outstanding letter of credit pursuant to the Revolving Credit Facility of approximately $2,700.


5.  REDEEMABLE PREFERRED STOCK

     On March 16, 1993, the Company issued $40,000 of 14% Cumulative Redeemable Exchangeable Preferred Stock (the "Redeemable Preferred Stock") and related warrants to purchase an aggregate of 1,132,000 shares of Class A common stock.

                              GENEVA STEEL COMPANY

     The Redeemable Preferred Stock consists of 400,000 shares, no par value, with a liquidation preference of approximately one hundred eight dollars per share as of September 30, 1993. Dividends accrue at a rate equal to 14% per annum of the liquidation preference and, except as provided below, are payable quarterly in cash from funds legally available therefor. For dividend periods ending before April 1996, the Company may, at its option, add dividends to the liquidation preference in lieu of payment in cash. During the year ended September 30, 1993 and the three months ended December 31, 1993, the Company increased the liquidation value of the Redeemable Preferred Stock to $43,099 and $44,607, respectively, by adding dividends to the liquidation preference. After March 1994, the Redeemable Preferred Stock is exchangeable, at the Company's option, into subordinated debentures of the Company due 2003 (the "Exchange Debentures"). The Company is obligated to redeem all of the Redeemable Preferred Stock in March 2003 from funds legally available therefor. The Company's ability to incur debt resulting from the exchange of the Redeemable Preferred Stock for Exchange Debentures and to pay cash dividends on the Redeemable Preferred Stock is subject to compliance with the covenants and tests contained in the indenture governing the 11 1/8% Senior Notes, the Private Debt and in the Revolving Credit Facility, including a prohibition under the Revolving Credit Facility on issuing the Exchange Debentures prior to March 1995. After March 1998, both the Redeemable Preferred Stock and Exchange Debentures will be redeemable, at the Company's option, subject to certain redemption premiums. The warrants to purchase Class A common stock are exercisable at eleven dollars per share, subject to adjustment in certain circumstances, and expire in March 2000.


     The Company estimates that the aggregate fair market value of its Redeemable Preferred Stock was approximately $45,600 at September 30, 1993 based on limited trading data. The Company estimates that the aggregate fair market value of its warrants to purchase Class A common stock was approximately $5,360 at September 30, 1993 based on various option models.

6.  STOCK OPTIONS

     Effective January 2, 1990, the Company granted options to purchase 330,000 shares of Class A common stock to key employees at an exercise price of ten dollars and ninety-one cents per share. On January 2, 1992, 40% of the stock options became exercisable and an additional 20% become exercisable each January 2 thereafter through 1995. The stock options remain exercisable until the earlier of 90 days after the employee's termination of employment or ten years from the date such stock options were granted.

     During the years ended September 30, 1991 and 1992, the Company amended its stock option agreements with two former employees of the Company. Pursuant to these amendments, the Company agreed to vest all of the former employees options to purchase an aggregate of 99,000 shares of Class A common stock and permit exercise of such options at any time through the tenth anniversary of the date the options were granted. As of September 30, 1993, 33,000 of these options to purchase Class A common stock had been exercised.

     Effective July 20, 1990, the Company's Board of Directors adopted a Key Employee Plan (the "Employee Plan") which was approved by the Company's stockholders in January 1991. The Employee Plan provides that incentive and nonstatutory stock options to purchase Class A common stock and corresponding stock appreciation rights may be granted. The Employee Plan provides for issuance of up to 1,000,000 shares of Class A common stock, with no more than 750,000 shares of Class A common stock cumulatively available upon exercise of incentive stock options. Effective August 6, 1992 and March 3, 1993, the Company granted incentive stock options to purchase an aggregate of 125,000 and 155,900 shares of Class A common stock, respectively, under the Employee Plan.

     The Employee Plan Committee (the "Committee") shall determine the time or times when each incentive or nonstatutory stock option vests and becomes exercisable; provided no stock option shall be exercisable within six months of the date of grant (except in the event of death or disability) and no incentive stock option shall be exercisable after the expiration of ten years from the date of grant. The exercise price of

                              GENEVA STEEL COMPANY
incentive stock options to purchase Class A common stock shall be at least the fair market value of the Class A common stock on the date of grant. The exercise price of nonstatutory options to purchase Class A common stock is determined by the Committee.

     Stock option activity for the years ended September 30, 1991, 1992 and 1993 consisted of the following:

                                                              NUMBER
                                                                OF         PRICE PER
                                                              SHARES      SHARE RANGE
                                                              -------     ------------
        Outstanding at September 30, 1990...................  330,000     $      10.91
        Exercised...........................................  (33,000)           10.91
                                                              -------     ------------
        Outstanding at September 30, 1991...................  297,000            10.91
        Granted.............................................  125,000        7.88-8.66
        Exercised...........................................  (46,200)           10.91
                                                              -------     ------------
        Outstanding at September 30, 1992...................  375,800       7.88-10.91
        Granted.............................................  155,900      11.75-12.93
        Cancelled...........................................   (1,700)      7.88-11.75
                                                              -------     ------------
        Outstanding at September 30, 1993...................  530,000     $ 7.88-12.93
                                                              -------     ------------
                                                              -------     ------------

     Options to purchase 33,000, 132,000 and 177,600 shares of Class A common stock were exercisable on September 30, 1991, 1992 and 1993, respectively.

7.  EMPLOYEE BENEFIT PLANS

Union Pension Plan

     Effective September 1, 1987, and as amended and restated, the Company adopted a qualified noncontributory defined contribution pension plan which provides benefits for all eligible employees covered by a collective bargaining agreement. The Company contributed 4% of each participant's compensation to this plan during the years ended September 30, 1991, 1992 and 1993. Total contributions by the Company for the years ended September 30, 1991, 1992 and 1993 were $2,951, $2,900 and $2,675, respectively. The participants vest in these contributions at 20% for each year of service and become fully vested after five years. Credit for service with United States Steel Corporation is included in determining the vesting service requirement.

Management Employee Savings and Pension Plan

     Effective September 1, 1987, and as amended and restated, the Company adopted a savings and pension plan which provides benefits for all eligible employees not covered by a collective bargaining agreement. This plan is comprised of two qualified plans: (1) a management employee savings 401(k) plan with a cash or deferred compensation arrangement and discretionary matching contributions and (2) a noncontributory defined contribution pension plan.

     Participants may direct the investment of funds related to their deferred compensation in this plan. The employee savings plan provides for discretionary matching contributions as determined each plan year by the Company's Board of Directors. The Board of Directors elected to match each participant's contribution to the employee savings plan up to 4% of their compensation for fiscal years 1991, 1992 and 1993. In addition, the pension plan provided for contributions by the Company of 4% of each participant's compensation for fiscal years 1991, 1992 and 1993. During fiscal years 1991, 1992 and 1993, total contributions by the Company were $1,402, $1,467 and $1,567, respectively. The participants vest in the Company's contributions at 20% for each year of service and become fully vested after five years. Participants with service prior to January 1, 1988 are fully vested.

                              GENEVA STEEL COMPANY

Profit Sharing and Bonus Programs

     The Company has a profit sharing program for full-time union represented employees. Participants receive payments based upon operating income reduced by an amount equal to a portion of the Company's capital expenditures. Also, the Board of Directors approved the payment of management bonuses during fiscal year 1991. Total profit sharing and bonus payments accrued during the year ended September 30, 1991 was approximately $670. No profit sharing and bonus payments were accrued in the years ended September 30, 1992 and 1993.

     During the year ended September 30, 1993, the Company implemented a performance dividend plan designed to reward full-time union represented employees for increased shipments. As shipments increase above an annualized rate of 1.5 million tons, compensation under this plan increases. Payments made under the performance dividend plan are deducted from any profit sharing obligations to the extent such obligations exceed the performance plan payments in any given fiscal year. During the year ended September 30, 1993, the Company also implemented a similar performance dividend plan for non-union employees.

Supplemental Executive Plans

     The Company maintains insurance and retirement agreements with certain of the management employees and executive officers. Pursuant to the insurance agreements, the Company pays the annual premiums and receives certain policy proceeds upon the death of the retired management employee or executive officer. Pursuant to the retirement agreements, the Company provides for the payment of supplemental benefits to certain management employees and executive officers upon retirement.

8.  MAJOR CUSTOMER (DISTRIBUTOR) AND INTERNATIONAL SALES

     During the years ended September 30, 1991, 1992, and 1993, the Company derived approximately 25%, 27% and 41% percent, respectively, of its net sales through one customer, who is a distributor to other companies. International sales during the years ended September 30, 1991, 1992 and 1993 did not exceed 10%.

9.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     A summary of quarterly financial information for the years ended September 30, 1992 and 1993 is as follows:

                 1992 QUARTERS                 FIRST        SECOND       THIRD        FOURTH
    ----------------------------------------  --------     --------     --------     --------
    Net sales...............................  $ 97,231     $107,879     $113,526     $101,390
    Gross margin............................       951        4,113        5,592        3,079
    Net loss................................    (4,807)      (2,979)      (1,980)      (3,326)
    Net loss per common share...............      (.32)        (.20)        (.13)        (.22)

                 1993 QUARTERS                 FIRST        SECOND       THIRD        FOURTH
    ----------------------------------------  --------     --------     --------     --------
    Net sales...............................  $101,149     $115,542     $124,954     $123,536
    Gross margin............................     1,681        1,702        7,595       10,745
    Net income (loss).......................    (3,937)      (4,568)      (1,029)         928
    Net loss applicable to common shares....    (3,937)      (4,829)      (2,607)        (699)
    Net loss per common share...............      (.26)        (.32)        (.17)        (.05)

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
  NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND, IF GIVEN
OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SENIOR NOTES OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE
AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE SENIOR NOTES BY
ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT
AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER
OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT
INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
Available Information................      2
Incorporation of Certain Information
  By Reference.......................      2
Prospectus Summary...................      3
Risk Factors.........................      7
The Refinancing......................     11
The Modernization Program............     11
Use of Proceeds......................     16
Capitalization.......................     17
Selected Financial Data..............     18
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................     20
Business.............................     26
Management...........................     34
Description of the Senior Notes......     36
Underwriting.........................     52
Legal Matters........................     53
Experts..............................     53
Index to Financial Statements........    F-1
- --------------------------------------------
- --------------------------------------------


- --------------------------------------------
- --------------------------------------------
                $125,000,000

             [GENEVA STEEL LOGO]

           % SENIOR NOTES DUE 2004
           ------------------------

                  PROSPECTUS

           ------------------------
           CITICORP SECURITIES, INC.

              SALOMON BROTHERS INC
                         , 1994
- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth expenses in connection with the issuance and distribution of the Senior Notes being registered, other than underwriting discounts and commissions payable by the Company. All of the amounts shown are estimates, except the SEC registration fee and the NASD fee.


                                                                             AMOUNT
                                                                            --------
        SEC registration fee..............................................  $ 43,104
        NASD fee..........................................................    13,000
        Accounting fees and expenses......................................    65,000
        Legal fees and expenses...........................................   125,000
        Printing expenses.................................................    75,000
        Rating agency fees................................................    75,000
        Blue sky fees and expenses........................................    20,000
        Trustee fees and expenses.........................................    20,000
        Miscellaneous expenses............................................   138,896
                                                                            --------
                  Total...................................................  $575,000
                                                                            --------
                                                                            --------


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 16-10a-902 ("Section 902") of the Utah Revised Business Corporation Act (the "Revised Act") provides that a corporation may indemnify any individual who was, is, or is threatened to be made a named defendant or respondent (a "Party") in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal (a "Proceeding"), because he is or was a director of the corporation or is or was serving at its request as a director, officer, partner, trustee, employee, fiduciary or agent of another corporation or other person or of an employee benefit plan (an "Indemnified Director"), against any obligation incurred with respect to a Proceeding, including any judgment, settlement, penalty, fine or reasonable expenses (including attorneys' fees), incurred in the Proceeding if his conduct was in good faith, he reasonably believed that his conduct was in, or not opposed to, the best interests of the corporation, and, in the case of any criminal Proceeding, he had no reasonable cause to believe his conduct was unlawful; except that (i) indemnification under Section 902 in connection with Proceeding by or in the right of the corporation is limited to payment of reasonable expenses (including attorneys' fees) incurred in connection with the proceeding and (ii) the corporation may not indemnify a director in connection with a Proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation, or in connection with any other Proceeding charging that the director derived an improper personal benefit, whether or not involving action in his official capacity, in which Proceeding he was adjudged liable on the basis that he derived an improper personal benefit.

     Section 16-10a-903 ("Section 903") of the Revised Act provides that, unless limited by its articles of incorporation, a corporation shall indemnify a director who was successful, on the merits or otherwise, in the defense of any Proceeding, or in the defense of any claim, issue or matter in the proceeding, to which he was a Party because he is or was a director of the corporation, against reasonable expenses (including attorneys' fees) incurred by him in connection with the Proceeding or claim with respect to which he has been successful.

     In addition to the indemnification provided by Sections 902 and 903,
Section 16-10a-905 ("Section 905") of the Revised Act provides that, unless otherwise limited by a corporation's articles of incorporation, a director may apply for indemnification to the court conducting the Proceeding or to another court of competent jurisdiction. On receipt of an application and after giving any notice the court considers necessary, (i) the court may order mandatory indemnification under Section 903, in which case the court shall also order the corporation to pay the director's reasonable expenses to obtain court-ordered indemnification, or

(ii) upon the court's determination that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances and regardless of whether the director met the applicable standard of conduct set forth in Section 902, the court may order indemnification as the court determines to be proper, except that indemnification with respect to certain Proceedings resulting in a director being found liable for certain actions against the corporation may be limited to reasonable expenses (including attorneys' fees) incurred by the director.

     Section 16-10a-904 ("Section 904") of the Revised Act provides that a corporation may pay for or reimburse the reasonable expenses (including attorneys' fees) incurred by a director who is a Party to a Proceeding in advance of the final disposition of the Proceeding if (i) the director furnishes the corporation a written affirmation of his good faith belief that he has met the applicable standard of conduct described in Section 902, (ii) the director furnishes to the corporation a written undertaking, executed personally or in his behalf, to repay the advance if it is ultimately determined that he did not meet the required standard of conduct, and (iii) a determination is made that the facts then known to those making the determination would not preclude indemnification under Section 904.

     Section 16-10a-907 of the Revised Act provides that, unless a corporation's articles of incorporation provide otherwise, (i) an officer of the corporation is entitled to mandatory indemnification under Section 903 and is entitled to apply for court ordered indemnification under Section 905, in each case to the same extent as a director, (ii) the corporation may indemnify and advance expenses to an officer, employee, fiduciary or agent of the corporation to the same extent as a director, and (iii) a corporation may also indemnify and advance expenses to an officer, employee, fiduciary or agent who is not a director to a greater extent than the right of indemnification granted to directors, if not inconsistent with public policy, and if provided for by its articles of incorporation, bylaws, general or specific action of its board of directors or contract.

     The Registrant's Articles of Incorporation provide that the Registrant will indemnify each person who is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation or business association, to the maximum extent permitted from time to time by law.

     The Registrant's Articles of Incorporation provide that the liability of directors of the Registrant for monetary damages for any action taken or any failure to take any action, as a director, is eliminated to the fullest extent permitted by Utah law. The extent to which Utah law permits director liability to be eliminated is governed by section 16-10a-841 of the Revised Act, which provides that the liability of a director may not be eliminated or limited for
(i) the amount of financial benefit received by a director to which he is not entitled; (ii) an intentional infliction of harm on the corporation or its stockholders; (iii) a violation of Section 16-10a-842 of the Revised Act which prohibits unlawful distributions by a corporation to its shareholders; or (iv) an intentional violation of criminal law.

     The Bylaws of the Registrant provide that the Registrant will pay expenses (including attorneys' fees) incurred by any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative (an "Action") by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including, without limitation, any employee benefit plan of the corporation for which such person is or was serving as trustee, plan administrator or other fiduciary (an "Indemnified Party") in defending any such Action, in advance of the final disposition of such Action upon receipt of a written undertaking by or on behalf of the Indemnified Director to repay the Registrant therefor in the event that it is ultimately determined that such person was not entitled under applicable law to indemnification from the Registrant. Under the Bylaws, the Registrant may impose such reasonable requirements as the Board or stockholders may deem appropriate in the circumstances, as conditions to the advance of such expenses. The Bylaws further provide that the Registrant, by action of its Board and without regard to any interest members of the Board may have in such action, may purchase insurance on behalf of any Indemnified Director covering liability incurred by such person arising out of his status as an Indemnified Director, whether or not the Registrant has the power to indemnify such person for such liability under applicable law.

     The Company maintains insurance from commercial carriers against certain liabilities which may be incurred by its directors and officers.

ITEM 16.  EXHIBITS


REGULATION S-K
 EXHIBIT NO.                                       DESCRIPTION
- --------------                                     -----------
       1         Form of Underwriting Agreement.
       4         Form of Indenture between the Company and Bankers Trust Company, as Trustee, including a form of Senior Note.
       5         Opinion of Kimball, Parr, Waddoups, Brown & Gee, a professional corporation, as to the legality of the securities offered.
      12         Statement re computation of ratio of earnings to fixed charges.
      23.1       Consent of Arthur Andersen & Co.
      23.2       Consent of Kimball, Parr, Waddoups, Brown & Gee (included in exhibit 5).
      24         Powers of attorney (included on page II-4 hereof).+
      25         Statement of eligibility of Bankers Trust Company, as Trustee.


- ---------------

+ Previously filed.


ITEM 17.  UNDERTAKINGS

     The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933 (the "Securities Act"), each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vineyard, State of Utah, on January 12, 1994.


                                          GENEVA STEEL COMPANY


                                          By:          JOSEPH A. CANNON*

                                                     (Joseph A. Cannon,
                                              Chairman of the Board and Chief
                                                      Executive Officer)


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                   SIGNATURE                               TITLE                    DATE
- -----------------------------------------------  -------------------------   ------------------
               JOSEPH A. CANNON*                  Chairman of the Board and      January 12, 1994
           ______________________                 Chief Executive Officer
              (Joseph A. Cannon)                  (Principal Executive
                                                  Officer)

                ROBERT J.  GROW*                   President and Chief            January 12, 1994
               __________________                  Operating Officer and
                (Robert J. Grow)                   Director


                RICHARD D. CLAYTON*                 Executive Vice President,      January 12, 1994
               ____________________                 Vice President of
               (Richard D. Clayton)                 Environment and Director


                DENNIS L. WANLASS*                Vice President, Treasurer       January 12, 1994
              ______________________              and Chief Financial
               (Dennis L. Wanlass)                Officer (Principal
                                                  Financial and Accounting
                                                  Officer)

                 A. BLAINE HUNTSMAN*              Director                        January 12, 1994
                ____________________
                (A. Blaine Huntsman)

                 A. THURL JACOBSON*               Director                        January 12, 1994
               ______________________
                (A. Thurl Jacobson)

                 ARCH L. MADSEN*                 Director                         January 12, 1994
                ____________________
                (Arch L. Madsen)

                  R. J.  SHOPF*                  Director                         January 12, 1994
               _____________________
                 (R. J. Shopf)

         * BY     DENNIS L.  WANLASS
                _____________________
                 (Attorney-in-Fact)

                                 EXHIBIT INDEX



                                                                                       SEQUENTIALLY
REGULATION S-K                                                                          NUMBERED
 EXHIBIT NO.                                 DESCRIPTION                                  PAGE
- --------------   -------------------------------------------------------------------   -----------
       1         Form of Underwriting Agreement.
       4         Form of Indenture between the Company and Bankers Trust Company, as
                 Trustee, including a form of Senior Note.
       5         Opinion of Kimball, Parr, Waddoups, Brown & Gee, a professional corporation, as to the legality of the securities offered.
      12         Statement re computation of ratio of earnings to fixed charges.
      23.1       Consent of Arthur Andersen & Co.
      23.2       Consent of Kimball, Parr, Waddoups, Brown & Gee (included in exhibit 5).
      24         Powers of attorney (included on page II-4 hereof).+
      25         Statement of eligibility of Bankers Trust Company, as Trustee.


- ---------------
+ Previously filed.